QuickLinks -- Click here to rapidly navigate through this document

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934

AGA MEDICAL HOLDINGS, INC.
(Name of Subject Company)

AGA MEDICAL HOLDINGS, INC.
(Name of Person Filing Statement)

COMMON STOCK, $0.01 PAR VALUE PER SHARE
(Title of Class of Securities)

008368102
(CUSIP Number of Class of Securities)

John R. Barr
President and Chief Executive Officer
AGA Medical Holdings, Inc.
5050 Nathan Lane North
Plymouth, MN 55442
(763) 513-9227
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

Copies to:

Fredrikson & Byron, P.A.
200 South Sixth Street, Suite 4000
Minneapolis, MN 55402
(612) 492-7000
Attention: David C. Grorud, Esq.
Ryan C. Brauer, Esq.

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.    Subject Company Information.

        The name of the subject company is AGA Medical Holdings, Inc., a Delaware corporation (the "Company"). The address of the principal executive offices of the Company is 5050 Nathan Lane North, Plymouth, Minnesota 55442. The telephone number of the Company at its principal executive offices is (763) 513-9227.

        The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with the exhibits and annexes hereto, this "Statement") relates is the common stock of the Company, par value $0.01 per share (the "Shares"). As of October 13, 2010, there were 50,268,924 Shares issued and outstanding.

Item 2.    Identity and Background of Filing Person.

        The filing person of this Statement is the subject company, AGA Medical Holdings, Inc. The Company's name, business address and business telephone number are set forth in Item 1 above, which information is incorporated herein by reference. The Company's website is www.amplatzer.com. The information on the Company's website should not be considered part of this Statement.

The Offer

        This Statement relates to the tender offer commenced by Asteroid Subsidiary Corporation, a Delaware corporation ("Purchaser") and indirect wholly-owned subsidiary of St. Jude Medical, Inc., a Minnesota corporation ("Parent"), disclosed in a Tender Offer Statement on Schedule TO, dated as of October 20, 2010 (as may be amended or supplemented from time to time, the "Schedule TO"), to purchase all of the issued and outstanding shares of the Company in exchange for cash or stock consideration. Each Company stockholder that participates in the Offer may elect to receive for each Share tendered, consideration in the form of $20.80 per Share in cash (the "Cash Consideration") or $20.80 per Share in shares of Parent common stock, par value $0.10, based on the Average Trading Price (as described below) of Parent common stock prior to the expiration of the Offer (the "Stock Consideration"), upon the terms and subject to the conditions set forth in Purchaser's prospectus/offer to exchange, which is part of the Registration Statement on Form S-4 (the "Form S-4") filed by Parent on October 20, 2010 in connection with the offer and sale of Parent common stock to holders of Shares (as may be amended or supplemented from time to time, the "Prospectus/Offer to Exchange"), and in the related Letter of Election and Transmittal that accompanies the Prospectus/Offer to Exchange (the Prospectus/Offer to Exchange together with the Letter of Election and Transmittal shall be referred to as the "Offer"). Company stockholders may elect Cash Consideration for some Shares and Stock Consideration for others. The exchange ratio (the "Exchange Ratio") for the Parent common stock will be determined based on the volume weighted average closing prices per share of Parent common stock for the ten trading days ending on and including the second trading day prior to the expiration of the Offer (the "Average Trading Price"). Pursuant to the Merger Agreement, the terms of the Offer will provide that such elections will, if necessary, be prorated and adjusted in order to cause 50% of the aggregate consideration paid in the Offer to consist of Cash Consideration and 50% to consist of Stock Consideration. In no event will the number of shares of Parent common stock to be paid in the Offer exceed 19.9 percent of shares of Parent common stock outstanding on the date on which Shares are first accepted for payment in the Offer. The Prospectus/Offer to Exchange and Letter of Election and Transmittal are being mailed with this Statement and are filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, and are incorporated herein by reference.

        The Offer was commenced by Purchaser on October 20, 2010 and expires at 12:00 midnight (one minute after 11:59 p.m.), New York City time, on the evening of Wednesday, November 17, 2010, unless it is extended or terminated in accordance with its terms, until no later than March 1, 2011.

        The Offer is being made pursuant to an Agreement and Plan of Merger and Reorganization, dated as of October 15, 2010, by and among Parent, Purchaser, and the Company (as may be amended or supplemented from time to time, the "Merger Agreement"). The Offer is conditioned upon, among other things, (i) the satisfaction of the Minimum Condition (as defined below), (ii) the expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), and under any non-U.S. antitrust, competition or similar notification or clearance laws, and (iii) Parent's Form S-4, of which the Prospectus/Offer to Exchange is a part, being declared effective by the Securities and Exchange Commission (the "SEC"), and (iv) the absence of a Material Adverse Effect (as defined in the Merger Agreement) since the date of the Merger Agreement. The Offer is not conditioned on Parent's or Purchaser's ability to obtain third party financing.

        The term "Minimum Condition" generally requires, among other things, that the number of outstanding Shares that have been validly tendered and not withdrawn (not including Shares subject to a notice of guaranteed delivery unless such Shares have actually been delivered) prior to the expiration date of the Offer (as it may be extended as provided by the Merger Agreement), a number of Shares which, together with any Shares that Parent, Purchaser or any other subsidiary of Parent owns, represent at least a majority of the total number of outstanding Shares on a fully diluted basis on the date of purchase (which means, as of any time, the number of Shares outstanding, together with all Shares that the Company would be required to issue pursuant to the conversion or exercise of all options, rights and securities convertible into or exercisable for Shares or otherwise, other than potential dilution attributable to the unexercised portion of the Top-Up Option (as defined in Item 8 below)).

        The Offer is also subject to other important conditions set forth in the Merger Agreement (and summarized in the Prospectus/Offer to Exchange under "The Merger Agreement—Conditions of the Offer").

        Following completion of the Offer, subject to the terms and conditions set forth in the Merger Agreement, Purchaser will merge with and into the Company with the Company surviving (the "Surviving Corporation") as an indirect wholly-owned subsidiary of Parent (the "Merger"), which is expected to be followed by a second merger between the Company and another indirect wholly-owned subsidiary of Parent (the "Second Merger," and collectively with the Merger, the "Mergers"). In the Merger, Shares not tendered and accepted in the Offer (other than Shares owned directly or indirectly by the Company, Parent or Purchaser, or any of their respective subsidiaries, or Shares as to which appraisal rights have been perfected in accordance with applicable law), will be converted into the right to receive the Cash Consideration or the Stock Consideration. Each stockholder will receive such Cash Consideration for 50% of its Shares and Stock Consideration for the remaining 50% of its Shares, subject to possible adjustment as provided in the Merger Agreement in connection with certain tax requirements if the deemed value of Parent common stock issued in the Offer and Merger is less than 40% of the overall deemed value of Parent common stock issued and cash paid in the Offer and the Merger. In addition, upon consummation of the Merger, each vested or unvested option to purchase Company common stock that is outstanding will be canceled, and the holder of each such option will be entitled to receive an amount in cash equal to the Cash Consideration less the exercise price per share of such option, multiplied by the total number of shares subject to such option. Likewise, upon the consummation of the Merger, each Company restricted stock unit will be converted into the right to receive the Cash Consideration. In addition, each employee participant in the Company's 2008 Employee Stock Purchase Plan (the "ESPP") will receive a cash payment equal to the product of the excess of the Cash Consideration over the per Share purchase price, multiplied by the number of whole shares that such employee was entitled to purchase under the terms of the ESPP. The Offer and the Mergers are, taken together, intended to qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code. The parties have agreed that, if after the purchase of Shares pursuant to the Offer and after giving effect to any Shares purchased pursuant to the Top-Up Option described in Item 8 of this Statement, Parent, Purchaser and any other subsidiary of Parent collectively own at least 90% of the outstanding Shares, the Merger will be completed without a meeting or vote of the Company's stockholders pursuant to Delaware's "short-form" merger statute.

        The Merger is subject to the satisfaction or waiver of certain conditions, including, if required because the "short-form" merger conditions are not met, the adoption of the Merger Agreement by the affirmative vote of the holders of a majority of the outstanding Shares. The Company has agreed, if necessary under applicable law, to complete the Merger, to prepare and file with the SEC a preliminary proxy statement as promptly as reasonably practicable after the first time that Purchaser accepts for payment any Shares tendered and not validly withdrawn pursuant to the Offer (the "Acceptance Time"), to use reasonable best efforts to clear the preliminary proxy statement with the SEC as promptly as practicable after such filing, and to mail the proxy statement (the "Proxy Statement") to the Company's stockholders as promptly as practicable after it has been cleared with the SEC. Parent, if necessary under applicable law to complete the Merger, has agreed to file with the SEC a post-effective amendment to the Registration Statement (the "Post-Effective Amendment"), in which the Proxy Statement will be included, and to use reasonable best efforts to clear the Post-Effective Amendment with the SEC as promptly as practicable after such filing. Additionally, if necessary under applicable law to complete the Merger, the Company has agreed to duly call, give notice of, convene and hold a meeting of its stockholders as promptly as reasonably practicable after the clearance of the Post-Effective Amendment by the SEC, for the purpose of seeking to obtain stockholder adoption and approval of the Merger Agreement and the Merger. Parent and Purchaser have agreed to vote all of the Shares then owned of record by them or any of their subsidiaries in favor of the adoption of the Merger Agreement and approval of the Merger. If the Minimum Condition and the other conditions to Purchaser's obligation to accept for payment and pay for the Shares tendered pursuant to the Offer are satisfied or duly waived and the Offer is completed, Parent and Purchaser will own a number of Shares sufficient to cause the Merger Agreement to be adopted without the affirmative vote or written consent of any other holder of Shares.

        The Company has agreed to covenants governing the conduct of its business, including the use of commercially reasonable efforts to operate its business in the ordinary course until the effective time of the Merger. The Company has agreed not to, and not permit or authorize its officers, directors, employees, advisors, attorneys, agents or representatives to, solicit or initiate discussions with third parties regarding other proposals to acquire the Company and to certain restrictions on its ability to respond to any such proposal, subject to consistency with fiduciary requirements of the Company board of directors (the "Company Board"). The Merger Agreement contains termination rights for both the Company and Parent upon various circumstances, including if the Offer is not completed on or before March 1, 2011, and provides, among other things, that if termination of the Merger Agreement relates to the Company entering into an acquisition agreement with another party or certain other circumstances, the Company will be required to pay Parent a termination fee. In such instances, if the alternative transaction is with a party who submitted a proposal received by the Company prior to 11:59 p.m. Central Time on November 2, 2010 and the Company notified Parent prior to 11:59 p.m. Central Time on November 3, 2010 of the Company Board's determination that such proposal was or was reasonably likely to result in a superior proposal to the transaction described in the Merger Agreement (as it may be amended or modified by Parent as described therein), the termination fee will be equal to $21,650,000 (approximately 2% of the equity value for the transaction). In other circumstances when a termination fee is payable under the Merger Agreement, the termination fee payable will be equal to $32,475,000 (approximately 3% of the equity value for the transaction). Under certain circumstances, termination of the Merger Agreement does not preclude Parent and Purchaser from amending and continuing the Offer and promptly disclosing that such Offer is no longer pursuant to the Merger Agreement with the Company.

        The Schedule TO states that the principal executive offices of Parent and Purchaser are located at One St. Jude Medical Drive, St. Paul, Minnesota 55117 and that the telephone number at such principal executive offices is (651) 756-2000.

        A copy of the Merger Agreement is filed herewith as Exhibit (e)(1) and is incorporated by reference herein.

Item 3.    Past Contacts, Transactions, Negotiations and Agreements.

        Except as described in this Statement, including documents incorporated herein by reference, to the knowledge of the Company, as of the date of this Statement, there exists no material agreement, arrangement or understanding, nor any actual or potential conflict of interest, between the Company or its affiliates, on the one hand, and (i) the Company and any of the Company's executive officers, directors or affiliates, or (ii) Parent, Purchaser or their respective executive officers, directors or affiliates, on the other hand.

The Merger Agreement

        The summary of the Merger Agreement and the descriptions of the terms and conditions of the Offer, related procedures and withdrawal rights and other arrangements described and contained in the Prospectus/Offer to Exchange, which is filed herewith as Exhibit (a)(1)(A), are incorporated herein by reference. Such summary and descriptions are qualified in their entirety by reference to the Merger Agreement, which is filed herewith as Exhibit (e)(1) and is incorporated by reference herein.

        The Merger Agreement is included as an exhibit to this Statement to provide additional information regarding the terms of the transactions described herein and is not intended to provide any other factual information or disclosure about the Company, Parent or Purchaser. The Merger Agreement includes representations, warranties and covenants of the Company, Parent and Purchaser made solely for the benefit of the parties to the Merger Agreement. The assertions embodied in those representations and warranties were made solely for purposes of the contract among the Company, Purchaser and Parent and may be subject to important qualifications and limitations agreed to by the Company, Purchaser and Parent in connection with the negotiated terms. Moreover, some of those representations and warranties may not be accurate or complete as of any specified date, may be subject to a contractual standard of materiality different from those generally applicable to the Company's SEC filings or may have been used for purposes of allocating risk among the Company, Purchaser and Parent rather than establishing matters as facts. Investors should not rely on the representations, warranties and covenants or any description thereof as characterizations of the actual state of facts of the Company, Parent, Purchaser or any of their respective subsidiaries or affiliates.

Interests of the Company's Executive Officers

        The Company's executive officers are as follows:

Name	Position
John R. Barr	President and Chief Executive Officer
Brigid A. Makes	Sr. Vice President and Chief Financial Officer
Ronald E. Lund	Sr. Vice President, General Counsel and Secretary

        Each of the aforementioned executive officers (collectively, the "Executive Officers") will benefit from the following arrangements with the Company in connection with the transactions contemplated by the Merger Agreement. In addition, the Company's President and Chief Executive Officer, John R. Barr, has agreed to join Parent or the Surviving Corporation after completion of the Merger.

  Employment Agreements

        The Company has entered into employment agreements with all of its Executive Officers (collectively, as amended, the "Employment Agreements"), and, other than with respect to Mr. Lund, the terms of employment are specified in offer letters extended to the Executive Officers prior to their commencement of employment. Mr. Lund entered into a consulting agreement with the Company during 2007, which set forth the terms of his engagement as an independent contractor in the role of General Counsel. In July 2008, the Company terminated his consulting agreement and entered into an employment agreement with him. Pursuant to the Employment Agreements, each Executive Officer receives a minimum base salary and certain other benefits, such as the ability to participate in the Company's employee benefit plans, including bonus programs as applicable. The Employment Agreements also provide for certain severance benefits in the event of termination or change in control. Set forth below is a summary of such payments and benefits.

  Termination Without Cause Payments

Mr. Barr's Employment Agreement

        If the Company terminates Mr. Barr without cause (as defined in the Employment Agreement), the Company will pay Mr. Barr:

  •
  his base salary at the rate in effect on the termination date for another 18 months; and

  •
  a one-time lump sum payment equal to the balance of earned but unused vacation days as of the termination date.

        In addition, if the Company terminates Mr. Barr without cause, Mr. Barr's stock options that were vested at the time of termination will remain exercisable for a period of 90 days following termination, after which time such stock options will be forfeited. The Company also has an understanding that if it terminates Mr. Barr without cause, the Company would pay him a bonus for that calendar year in which the termination occurs.

Ms. Makes' Employment Agreement

        If the Company terminates Ms. Makes without cause (as defined in the Employment Agreement), the Company will pay Ms. Makes:

  •
  her base salary at the rate in effect on the termination date for another 12 months;

  •
  a one-time lump sum payment equal to the balance of earned but unused vacation days as of the termination date; and

  •
  a bonus for the calendar year in which the termination date occurs on a pro-rata basis through the termination date to be determined in the sole discretion of the Company Board; provided, however, that this bonus will not be less than 37.5% nor more than 50% of Ms. Makes' base salary through the termination date.

        In addition, if the Company terminates Ms. Makes without cause, Ms. Makes' stock options that were vested at the time of termination will remain exercisable for a period of 90 days following termination, after which time such stock options will be forfeited.

Mr. Lund's Employment Agreement

        If the Company terminates Mr. Lund without cause (as defined in the Employment Agreement), the Company will pay Mr. Lund:

  •
  his base salary at the rate in effect on the termination date for another 12 months; and

  •
  a one-time lump sum payment equal to the balance of earned but unused vacation days as of the termination date.

        In addition, if the Company terminates Mr. Lund without cause, a fraction of Mr. Lund's unvested stock options will automatically vest and, along with his other vested options, will remain exercisable for a period of 90 days following termination, after which time such options will be forfeited. The Company also has an understanding that if it terminates Mr. Lund without cause, the Company would pay him a bonus for that calendar year in which the termination occurs.

  Change of Control Payments

        Upon a change of control, which the Merger will be, each of the Executive Officers' options will automatically vest, provided that each respective Executive Officer is still employed by the Company at the time of the change of control.

  Treatment of Equity Awards

        The Merger Agreement provides that each option to purchase Shares granted under the Company's 2006 Equity Incentive Plan and 2008 Equity Incentive Plan that is outstanding immediately prior to the effective time of the Merger, whether vested or unvested, will be canceled and, in exchange therefor, the Surviving Corporation will pay to each person who was holding such canceled option, an amount in cash (without interest and subject to deduction for any required withholding taxes) equal to the product of (i) the excess, if any, of the Cash Consideration over the exercise price per Share of such stock option and (ii) the number of Shares subject to such option. However, if the exercise price per Share under any such option is equal to or greater than the Cash Consideration, then such option will be canceled without any cash payment being made in respect thereof.

        Pursuant to the Merger Agreement, immediately prior to the effective time of the Merger, all unvested RSUs will vest and the holders thereof will receive the Cash Consideration with respect to each such vested RSU as soon as practicable following the effective time of the Merger. In addition, each employee participant in the Company's ESPP will receive a cash payment equal to the product of the excess of the Cash Consideration over the per Share purchase price, multiplied by the number of whole shares that such employee was entitled to purchase under the terms of the ESPP.

  Annual Cash Incentive Payments

        Pursuant to the terms of his or her initial Employment Agreement, each Executive Officer is eligible for a target annual cash incentive payment of an amount up to 50% of that Executive Officer's annual base salary. However, to reward exceptional performance, the Company's compensation committee may, in its discretion, increase the actual payment above the target percentage. In March 2009, the Company's compensation committee approved an increase in the target bonus for Mr. Barr from 50% to 75%. In February 2010, the Company's compensation committee approved an increase in the target bonus of Mr. Barr from 75% to 100%.

        For 2010, 80% of performance is tied to the achievement of the Company's sales and EBITDA targets. Both sales and adjusted EBITDA are weighted 40% each. The remaining 20% of performance is measured against achievement of the Corporate Top Five Objectives for 2010. These include the following:

  •
  achieving enrollment targets in the Company's AMPLATZER PFO Occluder clinical trials;

  •
  receiving conditional approval and full approval of the Company's AMPLATZER Cardiac Plug clinical trial, and achieving certain enrollment targets;

  •
  defining and implementing a worldwide strategy for the Company's vascular business and achieving certain sales and growth targets;

  •
  assessing methods to streamline the development and regulatory processes; and

  •
  achieving certain R&D milestones for key programs.

        The treatment of Executive Officer bonuses following the Merger will be subject to the discretion of the Surviving Corporation.

  Quantitative Summary

        The table below sets forth, as of October 15, 2010, the day the Company entered into the Merger Agreement, the amounts payable to each of the Executive Officers if the Executive Officers (1) tendered all of the Shares that the Executive Officers own for the Cash Consideration (assuming no exercise of outstanding stock options), (2) received remuneration for the cash-out of restricted stock units at the time of the Merger, (3) received remuneration for the cash-out of stock options at the time of the Merger, and (4) were terminated without cause in connection with the Merger. The amounts shown below assume the Cash Consideration of $20.80 per Share.

			Accelerated vesting of restricted stock units		Cash-out of stock options
	Tendered shares
							Change in control or severance payment(1)
Current Executive Officers	Number of shares owned	Value of shares owned	Number of restricted stock units	Value of restricted stock units	Number of stock options	Value of stock options		Total
John R. Barr	560	$11,648	0	—	919,980	$10,568,727	$1,046,978	$11,627,353
Brigid A. Makes	300	$6,240	0	—	307,692	$4,199,995	$466,030	$4,672,265
Ronald E. Lund	31,406	$653,245	21,000	$436,800	125,874	$593,286	$598,314	$2,281,645

(1)
Reflects the estimated value as of October 15, 2010, of severance payments due upon termination to which each Executive Officer may be entitled under the terms of his or her applicable Employment Agreement

Interests of Non-Employee Directors

        The non-employee directors of the Company Board are as follows:

Name	Position
Tommy G. Thompson	Chairman
Darrell J. Tamosuinas	Director
Jack P. Helms	Director
Terry Allison Rappuhn	Director
Sean M. Traynor	Director
Daniel A. Pelak	Director
Franck L. Gougeon	Director
Paul B. Queally	Director

  Treatment of Equity Awards

        Any stock options held by the non-employee directors will be treated in accordance with the Merger Agreement. The Merger Agreement provides that each option to purchase Shares granted under the Company's 2006 Equity Incentive Plan and 2008 Equity Incentive Plan that is outstanding immediately prior to the effective time of the Merger, whether vested or unvested, will be canceled and, in exchange therefor, the Surviving Corporation will pay to each person who was holding such canceled option, an amount in cash (without interest and subject to deduction for any required withholding taxes) equal to the product of (i) the excess, if any, of the Cash Consideration over the exercise price per Share of such stock option and (ii) the number of Shares subject to such option. However, if the exercise price per Share under any such option is equal to or greater than the Cash Consideration, then such option will be canceled without any cash payment being made in respect thereof.

        No director holds any restricted stock units.

        For a description of non-employee director compensation arrangements, please see the section titled "Director Compensation" in the Company's information statement attached as Annex B to this Statement.

  Quantitative Summary

        The table below sets forth, as of October 15, 2010, the day the Company entered into the Merger Agreement, the amounts payable to each of the non-employee directors if the directors (1) tendered all of the Shares that the directors own for the Cash Consideration (assuming no exercise of outstanding stock options), and (2) received remuneration for the cash-out of stock options at the time of the Merger. The amounts shown below assume the Cash Consideration of $20.80 per Share.

	Tendered Shares				Cash-Out of Stock options
Non-Employee Directors	Number of shares owned		Value of shares owned		Number of stock options	Value of stock options	Total
Tommy G. Thompson	1,000	(1)	$20,800		421,012	$5,686,970	$5,707,770
Darrell J. Tamosuinas	3,500		$72,800		13,985	$134,359	$207,159
Jack P. Helms	0		—		6,293	$45,058	$45,058
Terry Allison Rappuhn	3,850		$80,080		13,985	$134,359	$214,439
Sean M. Traynor	22,754,088	(2)	$473,285,030	(5)	13,985	$55,634	$473,340,664	(6)
Daniel A. Pelak	0		—		13,985	$134,359	$134,359
Franck L. Gougeon	10,084,322	(3)	$209,753,898		13,985	$15,943	$209,769,841
Paul B. Queally	22,854,999	(4)	$475,383,979	(5)	13,985	$55,634	$475,439,613	(6)

(1)
Shares held by Mr. Thompson's spouse.

(2)
Includes (A) 21,513,988 Shares held by Welsh, Carson, Anderson & Stowe IX, L.P. ("WCAS IX") over which it has sole voting and investment power, (B) 1,210,197 Shares held by WCAS Capital Partners IV, L.P. ("WCAS CP IV"), over which it has sole voting and investment power. In addition, 29,903 Shares are held by Mr. Traynor directly. Mr. Traynor disclaims beneficial ownership of any securities, and any proceeds thereof, that exceed his pecuniary interest therein and/or that are not actually distributed to him. The address for Mr. Traynor is c/o Welsh, Carson, Anderson & Stowe, 320 Park Avenue, Suite 2500, New York, New York 10022.

(3)
Includes 932,883 Shares owned by Gougeon Shares, LLC, a Minnesota limited liability company, ("Gougeon Shares, LLC") and 9,151,439 owned by the Franck L. Gougeon Revocable Trust (the "Franck L. Gougeon Revocable Trust"), according to a Schedule 13G filed with the Securities and Exchange Commission on February 12, 2010 by Franck L. Gougeon, a Minnesota resident, Gougeon Shares, LLC and the Franck L. Gougeon Revocable Trust. Franck L. Gougeon is deemed to beneficially own the Shares held by Gougeon Shares, LLC and Franck L. Gougeon Revocable Trust solely through his ownership and/or control of Gougeon Shares, LLC and the Franck L. Gougeon Revocable Trust.

(4)
Includes (A) 21,513,988 Shares held by WCAS IX over which it has sole voting and investment power, and (B) 1,210,197 Shares held by WCAS CP IV over which it has sole voting and investment power. In addition, 130,814 Shares are held by Mr. Queally, P. Brian Queally Jr. Educational Trust U/ADTD 6/11/98, Erin F. Queally Educational Trust U/ADTD 6/11/98, and Sean P. Queally Educational Trust U/ADTD 6/11/98. The trusts were established for the benefit of Mr. Queally's children for which, in each case, Mr. Queally acts as a trustee and has voting and investment power over such Shares. The address for Mr. Queally is c/o Welsh, Carson, Anderson & Stowe, 320 Park Avenue, Suite 2500, New York, New York 10022. Mr. Queally disclaims beneficial ownership of any securities, and any proceeds thereof, that exceed his pecuniary interest therein and/or that are not actually distributed to him.

(5)
Of such total value of Shares owned, the following amount reflects the total value for the Shares held by WCAS and not by such director individually: $472,663,048.

(6)
Of such total payout, the following amount reflects the amount payable for the Shares held by WCAS and not by such director individually: $472,663,048.

Indemnification

        Pursuant to the terms of the Merger Agreement, Parent has agreed to cause the Surviving Corporation to:

  •
  indemnify and hold harmless each of the Company's and its subsidiaries' current and former officers and directors for six years following the effective time of the Merger, from certain liabilities and costs incurred in connection with actions arising out of the fact that he or she was an officer, director, employee or fiduciary of the Company or any of its subsidiaries prior to the effective time of the Merger;

  •
  maintain all indemnification and exculpation rights under the Company's organizational documents and indemnification agreements for six years following the effective time of the Merger; and

  •
  either (i) maintain for six years following the effective time of the Merger, for the persons who, as of October 15, 2010 are covered by the Company's and its subsidiaries' directors and officers liability insurance policy, directors and officers' liability insurance with terms and conditions at least as favorable as provided in the Company's and its subsidiaries' policies as of October 15, 2010 or (ii) obtain a "tail" insurance policy for the persons covered by the Company's and its subsidiaries' existing directors' and officers' insurance policies covering a period of at least six years following the effective time of the Merger with annual premiums not in excess of 200% of the annual premium for the directors' and officers' insurance policies for the Company's and its subsidiaries' 2009-2010 policy year.

        The foregoing summary is qualified in its entirety by reference to the Merger Agreement, which is attached hereto as Exhibit (e)(1), and is incorporated herein by reference.

Representation on the Company Board of Directors

        The Merger Agreement provides that, after Purchaser has caused payment to be made for Shares pursuant to the Offer representing at least such number of Shares as will satisfy the Minimum Condition, Parent will be entitled to elect or designate the number of directors on the Company Board, rounded up to the next whole number, as is equal to the product of the total number of directors on the Company Board (giving effect to the directors elected by Parent pursuant to this sentence) multiplied by the percentage that the aggregate number of Shares beneficially owned by Parent, Purchaser and their affiliates (including Shares so accepted for payment pursuant to the Offer) bears to the total number of Shares then outstanding on a fully-diluted basis; provided that Parent will be entitled to designate at least a majority of the directors on the Company Board so long as Parent and its affiliates beneficially own a majority of the outstanding Shares. Upon Parent's request, the Company is required to promptly (i) take all such actions as are necessary or desirable to appoint to the Company Board the individuals so designated by Parent, including increasing the size of the Company Board and/or promptly seeking the resignations of such number of incumbent directors as is necessary or desirable to enable Parent's designees to be elected to the Company Board and (ii) cause Parent's designees to be elected to the Company Board. The Company is also required to use commercially reasonable efforts to cause persons elected or designated by Parent to constitute at least the same percentage (rounded up to the next whole number) as is on the Company Board of (A) each committee of the Company Board, (B) the board of directors of each subsidiary of the Company and (C) each committee (or similar body) of each such board, in each case to the extent permitted by applicable law. In connection with the foregoing, the Company will furnish to its stockholders and file with the SEC an information statement pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 thereunder at least ten days prior to the date any such person takes office as a director on the Company Board. Such information statement is attached as Annex B to this Statement.

        The Merger Agreement provides that the Company will use its reasonable best efforts to ensure that at least three of the members of the Company Board as of October 15, 2010, who are independent (the "Independent Directors") for purposes of Rule 10A-3 under the Exchange Act remain on the Company Board until the Merger has been consummated. The Company Board has selected Terry Allison Rappuhn, Darrell Tamosuinas and Jack Helms as the Independent Directors, and they have agreed to so act. If there are fewer than three Independent Directors on the Company Board for any reason, the Company Board will cause a person designated by the remaining Independent Directors that meets the above requirements to fill such vacancy, and the person so designated will be deemed an Independent Director for all purposes of the Merger Agreement. Pursuant to the Merger Agreement, the Company has further agreed to fulfill such obligations, and in furtherance thereof, the Company is providing to its stockholders an information statement pursuant to Section 14(f) of the Exchange Act and Rule 14f-1, which is attached as Annex B to this Statement.

        The foregoing summary is qualified in its entirety by reference to the Merger Agreement, which is filed herewith as Exhibit (e)(1) and is incorporated herein by reference.

Tender and Voting Agreement

        In order to induce Parent to enter into the Merger Agreement, certain stockholders of the Company (holding an aggregate of approximately 65% of the outstanding Shares of the Company's Common Stock as of October 13, 2010) entered into a tender and voting agreement with Parent. Pursuant to the tender and voting agreement, such persons have agreed, in their capacity as stockholders, to tender into the Offer, prior to the termination date of the tender and voting agreement and except as otherwise described below, their shares of Company Common Stock and to vote such Shares at any meeting of the stockholders of the Company or in connection with any written consent of the stockholders of the Company:

  •
  in favor of the Merger, the execution and delivery by the Company of the Merger Agreement, the adoption and approval of the Merger Agreement and the terms thereof and each of the other matters necessary for consummation of the Merger and the other transactions contemplated by the Merger Agreement (whether or not recommended by the Company Board);

  •
  against any acquisition proposal, any recapitalization, reorganization, liquidation, dissolution, amalgamation, merger, sale of assets or other business combination between the Company and any other person (other than the Merger and the second merger), any other action that could reasonably be expected to impede, interfere with, delay, postpone or adversely affect the Merger or any of the transactions contemplated by the Merger Agreement or the tender and voting agreement or any transaction that results in a breach in any material respect of any covenant, representation or warranty or other obligation or agreement of the Company or any of its subsidiaries under the Merger Agreement, and any change in the present capitalization or dividend policy of the Company or any amendment or other change to the Company's certificate of incorporation or bylaws, except if approved by Parent; and

  •
  prior to the termination date and at any time after the acceptance date, in favor of all necessary and desirable actions to cause the election (and maintenance) of the Parent designees to the Company Board pursuant to the terms of the Merger Agreement (and, unless requested by Parent, against the removal of any of the Parent designees from the Company Board).

        Each stockholder who is party to the tender and voting agreement also agreed that prior to the termination date of the tender and voting agreement (except with respect to any excess Shares that were released following an adverse recommendation change or termination of the Merger Agreement in accordance with its terms as described below) such stockholder will not:

  •
  solicit, initiate, endorse, knowingly encourage or knowingly facilitate the submission of any acquisition proposal, or any inquiry, proposal or offer that is reasonably likely to lead to any acquisition proposal (other than by the parties to the Merger Agreement);

  •
  enter into, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any person any information or data with respect to, any acquisition proposal;

  •
  execute or enter into any contract constituting or relating to any acquisition proposal, or approve or recommend any acquisition proposal or any contract constituting or relating to any acquisition proposal (or authorize or resolve to agree to do any of the foregoing actions); or

  •
  make, or in any manner participate in a "solicitation" (as such term is used in the rules of the SEC) of proxies or powers of attorney or similar rights to vote, or seek to advise or influence any person with respect to the voting of their Shares of Company Common Stock intending to facilitate any acquisition proposal or cause stockholders of the Company not to vote to approve the Merger or any other transaction contemplated by the Merger Agreement.

        In the event of an adverse recommendation change by the Company Board or a termination of the Merger Agreement by the Company in response to a superior proposal and entry into a binding alternative acquisition agreement with respect to such superior proposal, the obligation of each stockholder who is a party to the tender and voting agreement to tender and not withdraw the Shares of the Company's Common Stock held by and to vote the shares of the Company's Common Stock held by them in the manner described above will not apply to an aggregate number of Shares of the Company's Common Stock held by the stockholders that is in excess of an aggregate of 30 percent of the total number of Shares of the Company's Common Stock outstanding on a fully diluted basis as of the date on which determination of the number of such excess Shares is made (such excess Shares being referred to herein as the "excess shares"), and the stockholders may withdraw any previously tendered Shares that constitute such excess shares from the Offer.

        If no shares of the Company's Common Stock have been accepted for payment under the Offer by December 15, 2010 as a result of certain conditions to the closing of the Offer not having been satisfied, then the stockholders who are a party to the tender and voting agreement may transfer excess shares in a private placement to any person (other than certain specified prohibited persons) provided that such persons agree to be bound by all of the terms and provisions of the tender and voting agreement.

        In addition, upon the acceptance date of the Offer, each stockholder who is party to the tender and voting agreement has also agreed that such stockholder will cause its designees to the Company Board to resign promptly, and to fill the resulting vacancy with the Parent director designees.

        Each stockholder also has agreed to take all such actions necessary to cause the stockholders agreement among the stockholders who are parties to the tender and voting agreement to terminate upon consummation of the Offer, and the registration rights agreement among the stockholders who are parties to the tender and voting agreement and the Company to terminate upon consummation of the Offer.

        The tender and voting agreement will terminate upon the earliest to occur of the following: (i) the effective time of the Merger, (ii) written notice of termination of the tender and voting agreement by Parent to the Company's stockholders, (iii) March 1, 2011, (iv) the 15th day after the Merger Agreement is terminated if by such date Parent has not either amended the original Offer, or commenced a new Offer, (v) the date Parent or Purchaser terminates, withdraws, or abandons the Offer (without making a new Offer as described in (iv)), (vi) the date on which the Offer or a new offer is revised (except in the context of Parent "matching right") to (A) reduce the cash consideration or stock consideration payable in the Offer, (B) change the form of consideration payable, (C) reduce the number of Shares to be purchased by Purchaser, (D) waive or amend the minimum condition or certain other conditions to the consummation of the Offer, (E) add to the conditions to the consummation of the Offer, (F) extend the expiration date beyond March 1, 2011, or (G) otherwise amend, modify, or supplement any conditions to the consummation of the Offer or any term of the Offer set forth in the Merger Agreement in a manner adverse to the holders of shares of the Company's Common Stock, or (vii) the date on which a third party acquires more than 50% of the Company's outstanding voting securities on a fully diluted basis.

Item 4.    The Solicitation or Recommendation.

        At a meeting held on October 15, 2010, the Company Board (i) determined and declared that the Offer, the Merger and the other transactions contemplated by the Merger Agreement are advisable and fair to, and in the best interests of, the Company and its stockholders; (ii) adopted and approved the Merger Agreement and approved the execution, delivery and performance of the Merger Agreement and the consummation of the transactions contemplated by the Merger Agreement, including the Offer and the Merger, and declared the advisability of the Merger Agreement and the transactions contemplated by the Merger Agreement; and (iii) recommended that the Company's stockholders tender their shares of common stock in the Offer.

THE COMPANY BOARD UNANIMOUSLY RECOMMENDS THAT THE STOCKHOLDERS
ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER.

Background of the Offer

        The following chronology summarizes the key meetings, conversations and events that led to the signing of the Merger Agreement. This chronology covers only key events leading up to the Merger Agreement and does not purport to catalogue every communication between representatives of the Company, Parent and other parties.

        From time to time, the Company has reviewed and evaluated strategic opportunities and alternatives with a view to enhancing the Company stockholder value.

        Prior to its initial public offering in October 2009 and while still a private company, the Company and its largest stockholder, Welsh, Carson, Anderson & Stowe IX, L.P., referred to together with its affiliates as Welsh Carson, had discussions from time to time with Parent and with another potential purchaser of the Company. Once in 2007 and once in 2008, Sean Traynor, a partner at Welsh Carson and a member of the Company Board, met with John C. Heinmiller, the Chief Financial Officer of Parent, in the ordinary course in his capacity as a partner of a large, healthcare-focused private equity fund and discussed in general terms information regarding the Company and Parent, respectively, and Parent's interest in learning more about the Company. None of the above discussions resulted in any negotiations or any proposal with respect to acquiring the Company.

        On May 10, 2010, Mr. Heinmiller arranged a meeting in New York with Mr. Traynor. In that meeting, Mr. Heinmiller expressed an interest in discussing a potential business combination between Parent and the Company. Mr. Traynor contacted John R. Barr, the President and Chief Executive Officer of the Company, and informed him of his meeting with Mr. Heinmiller. They discussed arranging a meeting with senior management of Parent. Between May 11, 2010 and June 2, 2010, Mr. Barr discussed Parent's expression of interest in a potential business combination transaction with the Company with Ronald E. Lund, the General Counsel of the Company, and Larry Found, the Company's Senior Vice President, Human Resources, who had previously held a similar position at Parent's International Division.

        On June 2, 2010, Messrs. Barr and Traynor met with Dan Starks, the Chairman, President and Chief Executive Officer of Parent, and Mr. Heinmiller at Parent's offices. They agreed to discuss and review only publicly-available information, and the parties did not execute a confidentiality agreement in advance of the meeting. The Company representatives provided corporate highlights and a product overview, including the product pipeline and recent financial performance. The Parent executives expressed an interest in continuing the discussions. Messrs. Barr and Traynor indicated that in their view the Company's pipeline and research and development programs could have significant potential value in addition to its current profitable core business. They also indicated that the Company was not currently seeking a sale, but if a transaction were to be contemplated, they believed it would be important to have part of the consideration be in the form of acquirer's stock so as to allow the Company stockholders the opportunity to benefit from the accomplishment of key clinical and development milestones of the Company in the future as they become reflected in a potential acquirer's share price. Between June 2, 2010 and July 9, 2010, Company management and several members of the Company Board, including Mr. Traynor, Mr. Tommy Thompson, the Chairman of the Company Board, and Company Board representatives of Franck Gougeon, the Company's second largest stockholder, held discussions on an informal basis regarding Parent's interest in pursuing a potential business combination transaction with the Company. These discussions included the advisability of having the Company provide limited non-public information to Parent pursuant to the terms of a customary confidentiality agreement.

        On July 9, 2010, consistent with management's discussions with members of the Company Board and in light of Parent's expression of interest, the Company entered into a confidentiality agreement with Parent, which included a standstill agreement, to cover any future discussions and sharing of non-public information.

        On July 13, 2010, at the request of the Company, Mr. Traynor provided the Company's financial model, including projections over five years, to BofA Merrill Lynch, Parent's financial advisor. Later that week, Mr. Traynor discussed those projections with Mr. Heinmiller and Mr. Traynor's views with respect to the Company's general prospects.

        On July 23, 2010, Mr. Traynor received from a representative of BofA Merrill Lynch, on behalf of Parent, an oral proposal of $20.00 for each Share of Company stock, which he communicated to Mr. Barr. The BofA Merrill Lynch representative indicated that Parent was flexible in the proposed form of consideration and could pay the full purchase price in stock or in cash. Messrs. Barr and Traynor agreed that the Company Board should be thoroughly briefed during the regular Company Board meeting already scheduled for July 26.

        On July 26, 2010, during the Company Board meeting, Messrs. Barr and Traynor reviewed with the Company Board all discussions with Parent to date. Company management also reviewed with the Company Board financial models, including projections, provided to Parent. Mr. Lund discussed the Company Board's fiduciary responsibilities in connection with a possible sale transaction. The Company Board extensively discussed, among other things, the prospects for the Company as an independent company, and whether a possible sale of the Company would maximize value for the Company's stockholders. Although the Company Board did not determine that the Company was for sale, given the level of Parent's proposal when compared to the recent closing prices of the Company's stock, the Company Board decided to engage Piper Jaffray & Co. ("Piper Jaffray") as an outside financial advisor to assist the Company Board in analyzing the Company's valuation and its potential alternatives. The

Company Board selected Piper Jaffray based on its experience and reputation with respect to business combination transactions in the medical device industry, as well as its familiarity with the Company's business, products and pipeline.

        On July 26, 2010, Mr. Lund contacted the law firm of Fredrikson & Byron, P.A. ("Fredrikson"), the Company's outside corporate counsel, regarding the fiduciary obligations of the Company Board in connection with the evaluation of Parent's proposal.

        On July 27, 2010, Mr. Traynor contacted a representative of Piper Jaffray at the direction of the Company Board and requested a financial and market analysis to help in the Company Board's consideration of whether to pursue the proposal received from Parent.

        At a meeting of the Company Board held on August 24, 2010, the Company Board discussed the proposal from Parent. Mr. Lund reviewed with the Company Board its fiduciary duties with respect to a possible sale transaction. Piper Jaffray presented a financial and market analysis of the Company, an analysis of the proposal by Parent and an analysis of other potential purchasers of the Company. After considering, among other things, Piper Jaffray's analyses, the Company Board concluded that, while $20.00 was a serious proposal, there was potential opportunity to generate higher value through engaging in negotiations with Parent. The Company Board authorized Piper Jaffray to contact BofA Merrill Lynch to invite Parent to a meeting with the Company's management in order to learn more about the Company, which the Company Board believed could encourage a higher proposal from Parent. The Company Board decided not to contact other potential purchasers at that time, since Parent's proposal was preliminary, it was unclear that other potential purchasers would be interested in, or able to consummate, a transaction at the price already proposed by Parent, Parent had predicated its interest in pursuing a potential transaction with the Company on exclusive negotiations, and the Company Board had not otherwise determined that the Company was for sale. The Company Board was also concerned with the potential risks of contacting other potential purchasers at that time, including market communication risk and risks of disruption to its relationships with its stakeholders.

        On a call on August 25, 2010, Piper Jaffray conveyed to BofA Merrill Lynch that the Company rejected Parent's proposal of $20.00 per share. Piper Jaffray, on behalf of the Company Board, invited Parent to a meeting with the Company's senior management to provide Parent with the opportunity to learn more about the Company if Parent had an interest in potentially increasing its proposal. BofA Merrill Lynch indicated Parent viewed its proposal as "full" but that Parent might be willing to consider new information.

        On September 7, 2010, management teams from the Company and Parent held a meeting in Minneapolis, Minnesota. The Company's management provided Parent's management with an update on the Company's business, including substantial information about its pipeline product opportunities.

        From September 8, 2010 through September 13, 2010, Company management and Piper Jaffray responded to follow-up questions and requests for information from Parent.

        On September 9, 2010, the Company Board conducted a telephonic meeting to discuss the meeting with Parent and potential next steps. Representatives from Fredrikson participated in the meeting, discussed the Company Board's fiduciary responsibilities in connection with a possible sale transaction, and the Company Board reviewed Fredrikson's advice with respect to the judicial standards regarding director conflicts of interest and independence for purposes of evaluating such a transaction. The Company Board then determined that all of its members were disinterested and independent for purposes of evaluating the proposed transaction. The Company Board, with advice from representatives of Piper Jaffray and Fredrikson, discussed the potential for a mix of 50% Parent stock and 50% cash, rather than 100% Parent stock or 100% cash, should Parent increase its proposed price.

        Later on September 9, 2010, representatives of Piper Jaffray initiated a discussion by telephone among Mr. Lund and representatives from Fredrikson with Kashif Rashid, Associate General Counsel of Parent, and representatives of BofA Merrill Lynch and Gibson, Dunn & Crutcher LLP, Parent's outside legal counsel, regarding certain legal and tax aspects of sale structures involving cash, Parent stock or a combination of cash and stock. There was no discussion of any update in Parent's prior proposal.

        On September 10, 2010, representatives of Piper Jaffray expressed to representatives of BofA Merrill Lynch the Company's preference for deal consideration being 50% cash and 50% stock if a potential transaction were pursued.

        On September 15, 2010, BofA Merrill Lynch conveyed Parent's feedback to Piper Jaffray following Parent's consideration of the information provided by the Company at the parties' September 7 meeting. According to BofA Merrill Lynch, Parent considered the meeting of September 7, to have been informative and instructive and confirmed Parent's positive views of the Company. BofA Merrill Lynch indicated that Parent was not willing to increase the price of its proposal, reiterated the initial proposal price of $20.00 per share and characterized the proposal as a full price from Parent's perspective. Parent proposed a transaction structure with 50% of the total consideration consisting of Parent stock and 50% consisting of cash, each stockholder being able to elect stock, cash or a combination (subject to proration), and the Parent stock used as consideration to be valued at a 20-day volume weighted average daily closing price. Parent's proposal was again predicated on the Company negotiating exclusively with Parent.

        On September 15, 2010, Parent submitted a non-binding written indication of interest to purchase all Shares of Company stock at a price consistent with the September 15 discussion ($20.00 per share), payable 50% in Parent Stock and 50% in cash, with Parent stock valued at the 20-day volume weighted average of daily closing prices described above. The indication of interest required exclusive negotiations with Parent, a 4% termination fee, matching rights for other proposals, and tender and voting agreements from all holders of more than 15% of the Company's outstanding Shares.

        Later on September 15, 2010, Piper Jaffray expressed to BofA Merrill Lynch that the Company Board was disappointed that Parent had not offered a higher price per share of the Company following the management meeting in Minneapolis, Minnesota on September 7, 2010. At this time, BofA Merrill Lynch also answered Piper Jaffray's questions regarding the structure and mechanics of a potential transaction. Piper Jaffray noted that it was to meet telephonically with the Company Board to discuss a potential transaction.

        The Company Board, along with representatives of Piper Jaffray and Fredrikson, held a telephonic meeting on September 19, 2010. The terms of Parent's written indication of interest were discussed. Representatives of Fredrikson reviewed with the Company Board its fiduciary duties with respect to a possible transaction, and granting exclusivity to Parent. The Company Board and its advisors also discussed other potential purchasers of the Company and views that they might not be interested in, or able to effect, a transaction at above the price already proposed by Parent. The Company Board and its advisors also discussed the Company Board's belief that any other potential acquirers of the Company likely would be from among a discrete number of strategic acquirers which, because familiar with the Company, would be able to move quickly to pursue a transaction. At the meeting, Piper Jaffray presented to the Company Board an updated financial analysis of the Company, analysis of the financial terms of Parent's written indication of interest and analysis of the implied valuation of the Company based on traditional valuation metrics, which reflected that the $20.00 proposal was within or above most valuation metrics. After consideration of all of the above information, the Company Board concluded again that a price higher than $20.00 per share should be sought, that 4% was too high for a termination fee and that it was not inclined to grant exclusivity. The Company Board again considered the merits of contacting other potential purchasers, and in light of the relevant factors discussed at this meeting and in prior meetings, concluded that it would not do so at that time. The Company Board noted that it had not determined that the Company was for sale, and the prospects of any potential transaction remained very preliminary, in light of Parent's proposed purchase price remaining at $20.00. The Company Board authorized Piper Jaffray to respond to BofA Merrill Lynch with a counter proposal to Parent that included a price of $23.50 per share, no exclusivity and a request for a lower termination fee. Piper Jaffray conveyed the Company's counter proposal to BofA Merrill Lynch on September 19, 2010.

        On September 20, 2010, BofA Merrill Lynch conveyed to Piper Jaffray that Parent was willing to increase the price of its proposal to $20.30 per share, reiterated the exclusivity requirement and also called for irrevocable tender and voting agreements from the Company's largest stockholders.

        The Company Board convened a telephonic meeting on September 21, 2010, with representatives of Piper Jaffray and Fredrikson in attendance. The Company Board discussed Parent's counter proposal. The Company Board also reviewed an update of the Company's business, including the outlook for the Company's financial results for the third quarter of 2010. Fredrikson reviewed with the Company Board its fiduciary duties with respect to a possible sale transaction. The Company Board concluded that it was not prepared at this time to accept Parent's proposal of $20.30 per share and instead authorized negotiations with Parent for a higher valuation for the Company. The Company Board discussed the merits of contacting other potential purchasers at that time, entering into exclusive discussions with Parent and having a go-shop period after announcing a transaction, during which the Company would be able to contact other potential purchasers or continue negotiations with Parent on a non-exclusive basis. In light of the relevant factors discussed at this meeting and in prior meetings, the Company Board concluded that it would provide a counter proposal to Parent reflecting no exclusivity and any stockholder tender and voting agreements terminating if the Company terminated the transaction. In response to the aggressive position from Parent on the Company's prior counter proposal, Parent's reiteration of its proposal as a full-value proposal to the Company, and in light of the Company Board's concern that without a significant movement in the Company's counter-proposal there was a risk of losing the opportunity, the Company Board authorized Piper Jaffray to respond to BofA Merrill Lynch with a counter proposal of $21.50 per share, no exclusivity and a 2% termination fee. Piper Jaffray conveyed the Company's counter proposal to BofA Merrill Lynch on September 21, 2010.

        Later on September 21, 2010, BofA Merrill Lynch responded to Piper Jaffray with what Parent described as its "best and final" price of $20.80 per share, a 3% termination fee and stockholder tender and voting agreements that would be irrevocable as to 30% of the Company's outstanding Shares measured on a fully diluted basis. BofA Merrill Lynch emphasized that Parent would not proceed without exclusivity.

        During September 22 and 23, 2010, representatives of the Company's management and members of the Company Board, as well as representatives of Piper Jaffray, Fredrikson, and Potter Anderson & Corroon LLP, special Delaware legal counsel engaged by the Company, held several discussions about the latest proposal by Parent. Recognizing the risks posed by engaging in a pre-signing market check, including market communication risk and the possibility Parent would withdraw its proposal, as well as the attendant management distractions and risks of disruption to the Company's relationships with employees, customers, vendors, distributors and others, the members of the Company Board participating in such discussions determined that the Company should forgo contacting other potential purchasers at that time. While the Company Board had not determined that the Company was for sale, the members of the Company Board participating in such discussions believed that it was important to preserve the opportunity to negotiate with Parent on its proposal. Piper Jaffray was directed to respond to BofA Merrill Lynch with a counter proposal of $21.00 per share, exclusivity on a rolling two week basis provided Parent confirmed the proposed price per share and the absence of any other materially adverse changes in terms, a 10-day go-shop period following announcement of a transaction, and a 2% termination fee during the go-shop period and a 3% termination fee thereafter.

        On September 23, 2010, Piper Jaffray conveyed the Company's counter proposal to BofA Merrill Lynch. BofA Merrill Lynch responded to Piper Jaffray that Parent had rejected the Company's counter proposal, reiterated its proposal from September 21, 2010 and reconfirmed $20.80 as its best and final price.

        On September 24, 2010, the Company convened a telephonic Company Board meeting, with representatives of Piper Jaffray and Fredrikson present, to discuss Parent's response to the Company's counter proposal. The Company's management provided an update to the Company Board on the Company's business, including an update on the outlook for the Company's revenues for the third quarter of 2010, which outlook remained unchanged from management's update on September 21, 2010. Representatives of Fredrikson reviewed with the Company Board its fiduciary duties with respect to a possible sale transaction. The Company Board discussed the potential impact of the termination fee, matching rights and tender and voting provisions required by Parent. The Company Board reviewed information as to the approximate 65% holdings of the stockholders being required by Parent's proposal to sign tender and voting agreements and the implications of only 30% of the Company's shares on a fully diluted basis remaining subject to the tender and voting agreements upon exercise of any fiduciary outs. After consideration of all the factors discussed at this meeting and in prior meetings, the Company Board authorized Piper Jaffray to respond to BofA Merrill Lynch indicating that Parent would need to improve its proposed terms in order for the Company to negotiate exclusively with Parent. The Company Board authorized management to enter into an indication of interest with Parent and commence negotiations if Parent agreed to one of the following alternatives: (1) a price of $21.00 per share; (2) a price of $20.80 per share with a 10-day "go shop" provision and a 3% break-up fee; or (3) a price of $20.80 per share with a no-shop provision but providing for a break-up fee at 2% for the 15-day period following the execution of a definitive agreement and 3% thereafter. The Company Board considered the 10-day and 15-day periods sufficient in light of its view, after discussion with its advisors, that any other potential acquirers of the Company likely would be from among a discrete number of strategic acquirers, which already had familiarity with the Company from commercial dealings and would be in a position to move quickly if interested in pursuing a transaction. The Company Board specifically required that the terms and conditions of any definitive agreement resulting from negotiations with Parent be presented to the Company Board for approval.

        Piper Jaffray conveyed the Company's proposal to BofA Merrill Lynch on September 24, 2010. Later that same day, BofA Merrill Lynch responded with Parent's revised proposal of $20.80 per share, a no-shop provision, exclusivity on a rolling two week basis provided Parent confirmed the proposed price per share and the absence of any other materially adverse changes in terms, and a 2% termination fee for a definitive agreement reached for a superior proposal within 15 days following signing of a definitive agreement between the Company and Parent, and a 3% termination fee thereafter.

        On September 25, 2010, Parent submitted a non-binding written indication of interest and exclusivity letter, reflecting terms conveyed from BofA Merrill Lynch to Piper Jaffray on September 24, 2010.

        On that same day, a call was held among representatives of Piper Jaffray and Fredrikson and members of the Company Board to discuss Parent's proposal. After consideration of all relevant factors, the Company Board members on the call concluded that the Company would be willing to proceed with Parent on an exclusive basis in due diligence and negotiation towards a definitive agreement at a price of $20.80 per share, if Parent would change the 2% termination fee to apply to a non-binding proposal received within 15 days following signing, rather than a definitive agreement for a superior proposal reached within 15 days following signing.

        On September 26, 2010, the Company provided Parent with comments to Parent's proposed letter of intent and the exclusivity letter. The Company proposed to change the 2% termination fee to apply to a non-binding unsolicited proposal that the Company Board determined was reasonably likely to lead to a superior proposal received within 15 days following signing of a definitive agreement between the Company and Parent, rather than a definitive agreement reached for a superior proposal within that time period.

        On September 27, 2010, the Company and Parent executed the non-binding letter of intent and exclusivity agreement on terms consistent with the comments provided by the Company on September 26, 2010. While the purchase price and other material terms were tentatively set, there remained substantial terms to be negotiated in a definitive agreement, as well as substantial due diligence of the Company by Parent, and due diligence of Parent by the Company.

        On September 27, 2010, the Company and Piper Jaffray executed a formal engagement letter memorializing the terms of Piper Jaffray's engagement as financial advisor to the Company. Also on that day, Parent commenced its due diligence review of the Company, including access to the Company's online data room beginning on September 28, 2010.

        Several due diligence meetings between members of the management teams of the Company and Parent were held from October 5, 2010 through October 8, 2010. These meetings covered numerous business, legal and financial topics.

        On October 6, 2010, Parent provided an initial draft of a proposed Merger Agreement. On October 7, 2010, Parent provided an initial draft of a tender and voting agreement.

        From October 6, 2010 through October 15, 2010, Parent's and the Company's legal advisors negotiated terms of the Merger Agreement, including provisions allowing the Company to change its recommendation of Parent's proposal and recommend a superior proposal, and to terminate the Merger Agreement (such that Parent's Offer would no longer be pursuant to the Merger Agreement should Parent nevertheless choose to continue its Offer) upon the decision of the Company Board to enter into a definitive agreement with respect to a superior proposal, should one arise during Parent's Offer. They also negotiated provisions for the termination of the tender and voting agreement (which agreement would cover approximately 65% of the Company's outstanding Shares) and circumstances when such tender and voting agreement would only continue to cover 30% of the Company's outstanding Shares on a fully diluted basis and the remainder of Shares that were then subject to such tender and voting agreement would be released therefrom. During this period, Parent also continued its due diligence review of the Company.

        On October 13, 2010, the Company's management and representatives of Welsh Carson and Franck Gougeon, the Company's largest stockholders, along with representatives of Piper Jaffray and Fredrikson, conducted further due diligence of Parent in a meeting with Mr. Heinmiller and Parent's General Counsel, since the proposed transaction included Parent Stock as 50% of the consideration. This due diligence meeting supplemented prior due diligence on Parent conducted by the Company's legal counsel, financial advisors and management.

        On October 15, 2010, the Company Board met to consider the proposed transaction. Representatives of Company management, Fredrikson and Piper Jaffray also attended the meeting. Representatives of Piper Jaffray reviewed with the Company Board its financial analysis of the proposed transaction. Representatives of Fredrikson reviewed with the Company Board the current status and terms of the proposed Merger Agreement, including operation of the top-up option, the Company's and Parent's respective termination rights, Parent's match rights, the tender and voting agreement and the two-tier termination fee structure, as well as the fiduciary duties of directors in connection with their consideration of the transaction. The Company Board discussed positive and negative factors relating to the proposed transaction, as well as the prospects of the Company if it remained an independent company. Company executive officers and the Company's financial and legal advisors answered questions from the members of the Company Board. Piper Jaffray rendered an oral opinion to the Company Board, confirmed later in writing, to the effect that, based upon and subject to the matters described in the opinion, as of October 15, 2010, the consideration to be received by Company stockholders in the Offer and related Merger was fair from a financial point of view. Following further discussion, the Company Board voted unanimously to approve and adopt the Merger Agreement with Parent and recommend that the stockholders accept the Offer.

        On October 15, 2010, subsequent to the close of trading on the Nasdaq Stock Market and NYSE, Parent and the Company executed the Merger Agreement. Concurrently, Welsh, Carson, Anderson & Stowe IX, L.P., and an affiliated entity, which together hold approximately 45% of the outstanding Company Shares, and affiliates of Franck Gougeon, which together hold approximately 20% of the outstanding Company Shares, entered into the Tender and Voting Agreement (the material terms of which are described on Page 10), by which they agreed to tender all of their Company Shares into the Offer, subject to the terms and conditions set forth in such Agreement, including circumstances when such stockholders' Company Shares in excess of 30% of the Company Shares on a fully diluted basis are released and no longer subject to the terms and conditions of the Tender and Voting Agreement.

        On October 18, 2010, Parent and the Company announced the Merger Agreement and the proposed transaction with a joint press release before the opening of trading on the Nasdaq Stock Market and NYSE.

Reasons for the Recommendation of the Offer and the Merger

        The Company Board believes that the Merger Agreement and the Offer and Merger provided for in the Merger Agreement are fair, advisable and in the best interests of the Company and its stockholders. Accordingly, at a special meeting of the Company Board held on October 15, 2010, at which the Merger Agreement and the Offer and Merger were considered and voted upon, the Company Board unanimously approved and adopted the Merger Agreement. The Company Board recommends that the Company's stockholders accept the Offer, tender their Shares pursuant to the Offer, and, if required by applicable law, vote for the adoption of the Merger Agreement and thereby approve the Merger and the other transactions contemplated by the Merger Agreement. In evaluating the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, the Company Board consulted with the Company's senior management, outside legal counsel and financial advisors, including consultation with outside legal counsel regarding the Company Board's fiduciary duties, legal due diligence matters, and the terms of the Merger Agreement. In reaching its decision to approve and adopt the Merger Agreement, and to recommend that Company stockholders accept the Offer and tender their Shares in the Offer and, if required by applicable law, vote for the adoption of the Merger Agreement and thereby approve the Merger and the other transactions contemplated by the Merger Agreement, the Company Board considered a variety of factors weighing in favor of the Offer and Merger, including the factors listed below:

  •
  The Company Board's familiarity with the Company's business, operations, financial condition, competitive position, business strategy and prospects, and general industry, economic and market conditions, including the inherent risks and uncertainties in the Company's business, in each case on a historical, current and prospective basis.

  •
  The alternative to the Merger Agreement of remaining as an independent company, including the timing and likelihood of accomplishing performance goals associated with success as an independent company.

  •
  The $20.80 per share consideration. The Company Board noted that the consideration represents more than a 60% premium to $12.99, the price of the Company's Common Stock on July 22, 2010, the day prior to the Company's receipt of St. Jude Medical's first oral offer; the consideration represents more than a 41% premium to $14.69, the price of the Company's common stock on September 14, 2010, the day prior to the Company's receipt of St. Jude

    Medical's first written offer; the consideration represents more than a 43% premium to $14.47, the price of the Company's common stock on October 6, 2010, one week prior to the October 15, 2010 meeting; and the consideration represents more than a 39% premium to $14.90, the price of the Company's common stock on October 14, 2010, one day prior to the October 15, 2010 meeting; and the trading price of the Company's common stock had ranged from a high of $18.95 to a low of $11.61 since the Company's initial public offering in October 2009.

  •
  The fairness opinion delivered to the board by Piper Jaffray & Co., a qualified and independent financial advisor, and the advice of Piper Jaffray & Co. throughout the negotiation and due diligence process.

  •
  The Company Board's belief that there may be no likely purchaser of the Company in the medical device industry at this time that would offer a higher price than St. Jude Medical.

  •
  The Company Board's belief that St. Jude Medical would not proceed in its negotiations with the Company without exclusivity, that solicitation of other potential bidders might cause the Company to lose the opportunity for its stockholders reflected in St. Jude Medical's offer, and that such solicitation might cause disruption and distraction for the Company in its dealings with employees, customers, suppliers, distributors and others upon whom the Company's business is dependent.

  •
  The fact that the Company's stockholders may elect to receive the Offer consideration in cash or in stock, or a combination thereof, subject to proration as provided in the Merger Agreement.

  •
  The fact that the Company's stockholders who receive the Cash Consideration will have a level of certainty as to that consideration.

  •
  The ability of the Company's stockholders to receive St. Jude Medical common stock as consideration on a potential "tax-free" basis, and the fact that the Stock Consideration will permit the Company's stockholders to participate in future growth of the combined company in a tax free manner.

  •
  The fact that the overall transaction consideration is being shared by all of the Company's stockholders equally and no stockholder or stockholder group is receiving any control or similar premium for its Company Shares.

  •
  The Company Board's understanding of St. Jude Medical's financial position and that the transaction is expected to be accretive to St. Jude Medical's earnings in future periods, which would benefit the Company's stockholders who receive the Stock Consideration.

  •
  The fact that St. Jude Medical's stock has substantial liquidity in the public markets, giving the Company's stockholders who receive the Stock Consideration a high level of certainty in their ability to sell it in the market.

  •
  The fact that the execution of the Tender and Voting Agreement does not prevent the Company Board from considering or accepting a superior proposal since, in the event the Company Board accepts a superior proposal, the Shares covered by the Tender and Voting Agreement are automatically reduced to only 30% of the Company's outstanding Shares (measured on a fully diluted basis) and the remaining holdings (approximately 31% of the Company's outstanding Shares when measured on a fully diluted basis) of the stockholders signing the Tender and Voting Agreement would be released from the agreement and, along with the Shares held by the Company's other stockholders, would be free to be voted or tendered in favor of any other transaction, and so would not preclude another party from pursuing a competing proposal.

  •
  The support for the transaction expressed by the Company's principal stockholders, as evidenced by the Tender and Voting Agreement, and the Company Board's belief that the terms and conditions of the Tender and Voting Agreement, which covers approximately 65% of the outstanding Company Shares, reduce the risk that the Offer and the Merger will not be consummated absent a superior proposal.

  •
  The anticipated enhanced competitive position of the combined company in key markets, particularly the structural heart market.

  •
  The Company Board's belief that the product lines of St. Jude Medical and the Company are complementary, which the Company Board expects to increase opportunities to realize the Company's strategic objectives of expanding market share for its products and services, better serving its customers and accelerating the development of enhanced technologies for cardiovascular medical device manufacturing and design.

  •
  The Company Board's belief that St. Jude Medical's broader suite of complementary products and services, larger installed customer base, and significant sales and distribution capabilities, especially internationally, will provide the Company with the opportunity to grow and gain market share more rapidly following the Offer and Merger than the Company would likely be able to achieve as an independent company.

  •
  The combination of the Company's leading position in the structural heart market and St. Jude Medical's sales pipeline, which includes a developed sales pipeline for a minimally invasive aortic valve.

  •
  The broad range of additional St. Jude Medical products that could be sold through the channels developed by the Company.

  •
  The Company's existing sales pipeline and the potential benefits in, as well as the risks associated with, completing the Company's current clinical trials on a timely basis.

  •
  The Company Board's belief that St. Jude Medical's greater financial and other resources and capabilities will allow the Company's technology and products to move from research and development to market more quickly than if the Company remained an independent company.

  •
  The combined company's anticipated experience, resources and breadth of product offerings may allow the combined company to respond more quickly and effectively to technological changes, increased competition and market demands.

  •
  The fact that the terms of the Merger Agreement were the product of arms-length negotiations between the Company and its advisors, on the one hand, and St. Jude Medical and its advisors, on the other hand.

  •
  The fact that, subject to compliance with the terms and conditions of the Merger Agreement, the Company is permitted to furnish information to and conduct negotiations with third parties that make unsolicited acquisition proposals and, upon payment of a $32,475,000 termination fee (approximately 3% of the equity value for the transaction), terminate the Merger Agreement in order to enter into a definitive agreement with respect to a superior proposal, which the Company Board believed was important in ensuring that the Merger would be substantively fair to the Company's stockholders and providing the Company Board with adequate flexibility to respond to solicitations from other parties.

  •
  The fact that, subject to compliance with the terms and conditions of the Merger Agreement, the Company is permitted to terminate the Merger Agreement in order to accept an acquisition proposal from any third party that submits an unsolicited superior acquisition proposal within 15 days following the first public announcement of the transaction upon payment of a lower termination fee of $21,650,000 (approximately 2% of the equity value for the transaction), which in light of the exclusive negotiations with St. Jude Medical, the Company Board believed was important to give the Company Board flexibility to respond to solicitations from other parties received in the 15 day period following announcement of the transaction.

  •
  The Company Board's belief that the two different termination fees payable by the Company upon the Company's termination of the Merger Agreement to accept a superior proposal (i) are each reasonable in light of the overall terms of the Merger Agreement and the benefits of the Offer and the Merger, (ii) are each within the range of termination fees in other transactions of this size and nature, and (iii) would not preclude another party from making a competing proposal.

  •
  The fact that in order to facilitate the consummation of the Merger more quickly as a short-form merger under Delaware law, Purchaser may exercise a top-up option to purchase from the Company, under certain circumstances, at a price per share equal to the Cash Consideration, additional Shares of the Company's Common Stock which, when added to the Shares owned by Purchaser would bring its level of ownership up to 90% of all the outstanding Shares of the Company's Common Stock immediately after the issuance of the top-up option Shares.

  •
  The absence of any financing contingency and St. Jude Medical's ability pay the consideration and complete the transaction in a timely manner.

  •
  The Company Board's belief that the Offer will be completed and the Merger will be consummated, based on, among other things, the limited number of conditions to the Offer and the Merger.

  •
  The Company Board's belief that a transaction with St. Jude Medical does not present any significant antitrust or similar regulatory issues in the U.S. or elsewhere.

  •
  The fact that the closing is expected to occur in 2010, which the Company Board believes eliminates for the stockholders the tax rate and policy uncertainties that currently exist for 2011 and beyond.

  •
  The availability of statutory appraisal rights to the Company's stockholders who do not tender their Shares in the Offer and otherwise comply with all the required procedures under the DGCL, which allows such stockholders to seek appraisal of the fair value of their Shares as determined by the Delaware Court of Chancery, and the Merger Agreement's provision that the top-up option and related Shares would not be taken into consideration for purposes of such appraisal.

        The Company Board also considered a variety of risks and other potentially negative factors in its deliberations concerning the Offer, the Merger and the Merger Agreement and the other transactions contemplated thereby. These factors included the following:

  •
  The fact that the Company did not solicit any other potential purchasers.

  •
  The possibility that the expected benefits of the combined company may not be realized by St. Jude Medical.

  •
  The fact that the Company's stockholders receiving only cash will cease to participate in the Company's future earnings growth or benefit from any future increase in its value following the Offer and Merger and the possibility that the price of the Company's Shares might have increased in the future to a price greater than $20.80 per share.

  •
  The fact that the St. Jude Medical stock component of the consideration will continue to subject the Company's stockholders who receive the Stock Consideration to the risks inherent in the medical device industry and the public stock markets, including those set forth in the section of the Prospectus/Offer to Exchange entitled "Risk Factors."

  •
  The fact that, while the Company expects the Offer and Merger will be consummated, there can be no assurances that the conditions in the Merger Agreement to the obligations of St. Jude Medical to accept for payment and pay for Shares tendered pursuant to the Offer will be satisfied or that all conditions to the parties' obligations to complete the Merger Agreement will be satisfied and, as a result, the Offer and Merger may not be consummated.

  •
  The potential adverse effect on the Company's business, stock price and ability to attract and retain key management personnel and employees if the Offer and Merger are announced but not consummated.

  •
  The fact that gains from the transaction, up to the amount of Cash Consideration received, will generally be taxable to the Company's stockholders for U.S. federal income tax purposes.

  •
  The fact that the Merger Agreement contains restrictions on the conduct of the Company's business prior to the completion of the Merger, including generally requiring the Company to conduct its business only in the ordinary course, subject to specified limitations, and that the Company will not undertake various actions related to the conduct of its business without the prior written consent of St. Jude Medical, which may delay or prevent the Company from undertaking business opportunities that may arise pending completion of the Merger.

  •
  The fact that the Merger Agreement contains a number of provisions that may discourage a third party from making a superior proposal to acquire the Company, but which were conditions to St. Jude Medical's willingness to enter into the Merger Agreement and were believed by the Company Board to be reasonable in light of the circumstances and the benefits of the Offer and Merger to the Company's stockholders, including restrictions on the Company's ability to solicit third party acquisition proposals and the requirement that the Company pay termination fees of either $32,475,000 or $21,650,000 if the Merger Agreement is terminated under specified circumstances, including if the Company accepts a superior proposal.

  •
  The time, effort and substantial costs involved in connection with entering into the Merger Agreement and completing the Offer and the Merger and the related disruptions to the operation of the Company's business, including the risk of diverting management's attention from other strategic priorities to implement transaction integration efforts, and the risk that the operations of the Company would be disrupted by employee concerns or departures, or changes to or termination of the Company's relationships with its customers, suppliers and distributors following the public announcement of the Offer and Merger.

  •
  Potential conflicts of interest between the Company, on the one hand, and certain of its executive officers, on the other hand, as a result of the transactions contemplated by the Merger Agreement.

  •
  The fact that if the Offer is completed, the remaining Company stockholders who are unaffiliated with St. Jude Medical will not have a meaningful opportunity to vote, as following completion of the Offer, St. Jude Medical will control at least a majority of the Company's outstanding Shares, meaning that St. Jude Medical will control the votes required to approve the Merger and will be able to consummate the Merger without a stockholder vote if Purchaser, with or without the top-up option, owns more than 90% of the outstanding Shares.

  •
  The provisions of the Merger Agreement that provide, subject to certain conditions, St. Jude Medical with the ability to obtain representation on the board proportional to St. Jude Medical's beneficial ownership of Shares upon completion of the Offer.

        The Company Board based its ultimate decision on its business judgment that the benefits of the Offer and the Merger to the Company's stockholders outweigh the negative considerations. The Company Board determined that the Offer and the Merger represent the best reasonably available alternative to enhance stockholder value with limited risk of non-completion. The Company Board did not consider any other firm offers made for the Company during the last two years as there were no such offers of which the Company Board was aware.

        The foregoing discussion of the information and factors considered by the Company Board is not intended to be exhaustive, but includes the material information, factors and analyses considered by the Company Board in reaching its conclusions and recommendation in relation to the Offer, the Merger, the Merger Agreement and the transactions proposed thereby. In light of the variety of factors and amount of information that the Company Board considered, the members of the Company Board did not find it practicable to provide specific assessment of, quantify or otherwise assign any relative weights to, the factors considered in determining its recommendation. However, the recommendation of the Company Board was made after considering the totality of the information and factors involved. Individual members of the Company Board may have given different weight to different factors in light of their knowledge of the business, financial condition and prospects of the Company, taking into account the advice of the Company's financial and legal advisors. In addition, in arriving at its recommendation, the directors of the Company were aware of the interests of certain directors and officers of the Company as described in Item 3 of this Schedule 14D-9.

Intent to Tender

        After reasonable inquiry and to the best knowledge of the Company, the directors and Executive Officers of the Company who own Shares intend to tender in the Offer all such Shares that each person owns of record or beneficially. See Item 3 for a discussion of the treatment of common stock held by such persons at the time of the Merger and the treatment of outstanding stock options and unvested restricted stock units held by such persons, and such persons participation in the ESPP, in connection with the Merger.

Opinion of Piper Jaffray & Co.

        Pursuant to an engagement letter dated September 27, 2010, the Company retained Piper Jaffray & Co. to deliver its opinion as to the fairness, from a financial point of view, to the holders of Shares of the consideration to be received in the Offer and the Merger. At a meeting of the Company Board on October 15, 2010, Piper Jaffray issued its oral opinion to the Company Board, later confirmed in a written opinion of the same date, that based upon and subject to the assumptions, procedures, considerations and limitations set forth in the written opinion and based upon such other factors as Piper Jaffray considered relevant, that the Consideration (as defined below) to be paid in connection with the Offer and the Merger is fair, from a financial point of view, to the holders of Shares (other than Parent and its affiliates, if any) as of the date of the opinion.

        The full text of the written opinion of Piper Jaffray, dated October 15, 2010, which sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the scope of the review undertaken by Piper Jaffray in rendering its opinion, is attached as Annex A and is incorporated by reference herein. The Piper Jaffray opinion addresses only the fairness, from a financial point of view and as of the date of the opinion, of the purchase price to the holders of Shares, other than St. Jude Medical and its affiliates, if any. Piper Jaffray's opinion was directed solely to the Company Board in connection with its consideration of the Offer and Merger and was not intended to be, and does not constitute, a recommendation to any holders of Shares as to how such holders should act or tender their Shares in the Offer or how any such holder of Shares should vote at the stockholders' meeting, if any, held in connection with the Merger or any other matter.

        In connection with rendering the opinion described above and performing its financial analyses, Piper Jaffray, among other things:

  •
  reviewed and analyzed the financial terms of the Merger Agreement dated October 15, 2010;

  •
  reviewed and analyzed certain financial and other data with respect to the Company and Parent which was publicly available;

  •
  reviewed and analyzed certain information, including financial forecasts, relating to the business, earnings, cash flow, assets, liabilities and prospects of the Company and Parent that were publicly available, as well as those that were furnished to Piper Jaffray by the Company and Parent, respectively;

  •
  conducted discussions with members of senior management and representatives of the Company and Parent concerning the two immediately preceding matters described above, as well as their respective businesses and prospects before and after giving effect to the Offer and the Merger;

  •
  reviewed the current and historical reported prices and trading activity of the Shares and similar information for certain other companies deemed by Piper Jaffray to be comparable to the Company;

  •
  reviewed historical closing prices, trading volumes, ratios, valuation multiples and other financial data for Parent common stock and compared them to certain publicly traded companies which Piper Jaffray believed were similar to Parent's size and business profile;

  •
  compared the financial performance of the Company and Parent with that of certain other publicly traded companies that Piper Jaffray deemed relevant; and

  •
  reviewed the financial terms, to the extent publicly available, of certain business combination transactions that Piper Jaffray deemed relevant.

        In addition, Piper Jaffray conducted such other analyses, examinations and inquiries and considered such other financial, economic and market criteria as Piper Jaffray deemed necessary in arriving at its opinion.

        The following is a summary of the material financial analyses performed by Piper Jaffray in connection with the preparation of its fairness opinion, which was reviewed with, and formally delivered to, the Company Board at a meeting held on October 15, 2010. The preparation of analyses and a fairness opinion is a complex analytic process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. Therefore, this summary does not purport to be a complete description of the analyses performed by Piper Jaffray or of its presentation to the Company Board on October 15, 2010.

        This summary includes information presented in tabular format, which tables must be read together with the text of each analysis summary and considered as a whole in order to fully understand the financial analyses presented by Piper Jaffray. The tables alone do not constitute a complete summary of the financial analyses. The order in which these analyses are presented below, and the results of those analyses, should not be taken as any indication of the relative importance or weight given to these analyses by Piper Jaffray or the Company Board. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before October 13, 2010, and is not necessarily indicative of current market conditions.

  Transaction Overview

        In performing its analysis, Piper Jaffray noted that the Company's stockholders could elect, pursuant to the Offer, subject to certain procedures and limitations described in this schedule under the heading "The Offer", to receive consideration, subject to proration, at a price per share equal to: (i) $20.80 payable in cash (the "Cash Consideration") or (ii) such number of shares of Parent common stock equal to the quotient obtained by dividing (A) $20.80 by (B) the Average Trading Price (the "Stock Consideration," together with the Cash Consideration, the "Consideration"). In the Merger, Shares not tendered and accepted in the Offer (other than Shares owned directly or indirectly by the Company, Parent or Purchaser, or any of their respective subsidiaries, or Shares as to which appraisal rights have been perfected in accordance with applicable law), will be converted into the right to receive the Cash Consideration or the Stock Consideration. Each stockholder will receive such Cash Consideration for 50% of its Shares and such Stock Consideration for the remaining 50% of the stockholder's Shares, subject to possible adjustment as provided in the Merger Agreement. Therefore, as of the date of Piper Jaffray's fairness opinion, the implied value of the Consideration to be received, whether in shares of Parent's common stock or in cash, for each Share was $20.80.

        For purposes of its analyses, Piper Jaffray calculated (i) the Company's equity value implied by the Offer and Merger to be approximately $1.1 billion, based on approximately 52.0 million shares of common stock and common stock equivalents outstanding, consisting of options restricted stock units, and shares expected to be issued in the Employee Stock Purchase Plan as of September 30, 2010, calculated using the treasury stock method and the Consideration, and (ii) the Company's enterprise value ("EV") (for the purposes of this analysis, implied EV equates to implied equity value, plus debt, less cash) to be approximately $1.3 billion.

  Analysis of the Company

Historical Trading Analysis.

        Piper Jaffray reviewed the historical closing prices and trading volumes for the Shares since the Company's initial public offering in October of 2009, in order to provide background information on the prices at which the Shares have historically traded. The following table summarizes some of these historical closing prices relative to the implied value of the Consideration for the Shares.

Price per Share
Consideration implied value	$20.80
Closing price on October 13, 2010	$14.94
30 trading day average prior to October 13, 2010	$14.36
60 trading day average prior to October 13, 2010	$14.27
90 trading day average prior to October 13, 2010	$13.77
All-time high:	$18.95
All-time low:	$11.61

Selected Public Companies Analysis.

        Piper Jaffray reviewed selected historical financial data of the Company and estimated financial data of the Company that were prepared by the Company's management as its internal forecasts for calendar years 2010 and 2011 and compared them to corresponding financial data, where applicable, for (i) public companies in the medical device industry with a primary focus on vascular products and (ii) public companies in the medical device industry which Piper Jaffray believed were comparable to the Company's financial profile. Piper Jaffray selected companies based on information obtained by searching SEC filings, public company disclosures, press releases, industry and popular press reports, databases, professional judgment and other sources and by applying the following general criteria:

  •
  for public medical device companies with a primary focus on vascular products:

  •
  companies with last twelve months ("LTM") revenue of greater than $50 million and less than $2 billion.

  •
  for public medical device companies which Piper Jaffray believed were comparable to the Company's financial profile:

  •
  companies with EVs greater than $150 million and less than $10 billion;

  •
  companies with LTM EBITDA that is positive;

  •
  companies with LTM gross margins greater than 70%; and

  •
  companies with revenue growth greater than 10% for projected 2010 and 2011.

        Based on these criteria, Piper Jaffray identified and analyzed the following selected companies:

Selected Vascular Public Companies	Selected Financial Profile Public Companies
Abiomed, Inc.	Cyberonics
AngioDynamics, Inc.	Edwards Lifesciences Corporation
Edwards Lifesciences Corporation	Masimo Corporation(1)
Kensey Nash Corporation	NuVasive, Inc.
Merit Medical Systems, Inc.
Spectranetics Corporation
Stereotaxis, Inc.
Thoratec Corporation
Vascular Solutions, Inc.
Volcano Corporation

(1)
Masimo revenue growth reflects product revenue growth only.

        For the selected public companies analysis, Piper Jaffray compared LTM, and projected 2010 and 2011 valuation multiples for the Company derived Consideration and the Company's corresponding revenue and EBITDA (calculated throughout as earnings before interest, taxes, depreciation and amortization and stock-based compensation), on the one hand, to valuation multiples for the selected public companies derived from their closing prices per share on October 13, 2010 and corresponding revenue and EBITDA, on the other hand.

Selected Vascular Public Companies.

	Selected Vascular Public Companies
	AGA(1)		High		Mean		Median		Low
EV to LTM revenue(2)	6.2	x	5.6	x	3.3	x	3.7	x	1.2	x
EV to projected 2010 revenue(3)	6.1	x	5.3	x	3.2	x	3.6	x	1.2	x
EV to projected 2011 revenue(3)	5.1	x	4.7	x	2.8	x	3.1	x	1.1	x
EV to LTM EBITDA(2)(4)	24.7	x	22.4	x	12.3	x	11.7	x	6.6	x
EV to projected 2010 EBITDA(3)(4)(5)	24.0	x	22.1	x	12.8	x	11.9	x	8.0	x
EV to projected 2011 EBITDA(3)(4)(5)	18.1	x	29.5	x	13.1	x	9.8	x	7.2	x

(1)
Based on the Consideration.

(2)
Revenues and EBITDA for the LTM for the Company were for the twelve months ended September 30, 2010.

(3)
Projected calendar year 2010 and 2011 revenue and EBITDA for the Company were based on the estimates of the Company's management. Projected calendar year 2010 and 2011 revenue and EBITDA for the selected vascular public companies were based on Wall Street consensus estimates or Wall Street research.

(4)
Piper Jaffray determined that EV/EBITDA ratios were not meaningful, and therefore omitted them, if they were negative or if they were greater than 35.0x. Accordingly, the results of three selected vascular public companies were omitted from EV to LTM and projected 2010 EBITDA and two selected vascular public companies were omitted from EV to projected 2011 EBITDA.

(5)
Piper Jaffray determined that a ratio was not applicable where there was insufficient information available to Piper Jaffray to calculate the EBITDA ratio. Accordingly, the results of one selected vascular public company was omitted from EV to projected 2010 and 2011 EBITDA.

        The selected vascular public companies analysis showed that, based on the estimates and assumptions used in the analysis, the implied valuation multiples of the Company based on the Consideration were within or above the range of valuation multiples of the selected vascular public companies when comparing (i) the ratio of EV to LTM revenue and projected 2010 and 2011 revenue and (ii) the ratio of EV to LTM EBITDA and projected 2010 and 2011 EBITDA.

Selected Financial Profile Public Companies.

	Selected Financial Profile Public Companies
	AGA(1)		High		Mean		Median		Low
EV to LTM revenue(2)	6.2	x	5.6	x	4.3	x	4.2	x	3.3	x
EV to projected 2010 revenue(3)	6.1	x	5.3	x	4.0	x	4.0	x	2.9	x
EV to projected 2011 revenue(3)	5.1	x	4.7	x	3.6	x	3.6	x	2.3	x
EV to LTM EBITDA(2)	24.7	x	22.4	x	18.0	x	18.0	x	13.7	x
EV to projected 2010 EBITDA(3)	24.0	x	22.1	x	16.9	x	15.5	x	14.6	x
EV to projected 2011 EBITDA(3)	18.1	x	19.4	x	14.2	x	13.4	x	10.5	x

(1)
Based on the Consideration.

(2)
Revenues and EBITDA for the LTM for the Company were for the twelve months ended September 30, 2010.

(3)
Projected calendar year 2010 and 2011 revenue, EBITDA for the Company were based on the estimates of the Company's management. Projected calendar year 2010 and 2011 revenue, EBITDA for the selected financial profile public companies were based on Wall Street consensus estimates or Wall Street research.

        The selected financial profile public companies analysis showed that, based on the estimates and assumptions used in the analysis, the implied valuation multiples of the Company based on the Consideration were within or above the range of valuation multiples of the selected financial profile public companies when comparing (i) the ratio of EV to LTM revenue and projected 2010 and 2011 revenue and (ii) the ratio of EV to LTM EBITDA and projected 2010 and 2011 EBITDA.

        No company utilized in the selected public companies analysis is identical to the Company. In evaluating the selected public companies, Piper Jaffray made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters.

Selected M&A Transaction Analysis

        Piper Jaffray reviewed (i) merger and acquisition transactions involving target companies in the medical device industry with a primary focus on vascular products that it deemed comparable to the Company and (ii) merger and acquisition transactions involving target companies in the medical device industry and which Piper Jaffray believed were comparable to the Company's financial profile. Piper Jaffray selected these transactions based on information obtained by searching SEC filings, public company disclosures, press releases, industry and popular press reports, databases, professional judgment and other sources and by applying the following criteria:

  •
  for transactions involving target companies in the medical device industry with a primary focus on vascular products:

  •
  transactions that were announced since January 1, 2005; and

  •
  targets with transaction EV greater than $150 million and less than $5 billion.

        Based on these criteria, the following transactions had target companies that were medical device companies with a primary focus on vascular products that were deemed comparable to the Company:

Target	Acquiror
Micrus Endovascular Corporation	Johnson & Johnson
ev3 Inc.	Covidien plc
ATS Medical, Inc.	Medtronic, Inc.
Invatec S.p.A.	Medtronic, Inc.
VNUS Medical Technologies, Inc.	Covidien plc
CoreValve, Inc.	Medtronic, Inc.
Radi Medical AB	St. Jude Medical, Inc.
CryoCath Technologies Inc.	Medtronic, Inc.
Datascope Corp.	Getinge AB
Possis Medical, Inc.	MEDRAD, Inc. (Bayer AG)
Arrow International, Inc.	Teleflex Incorporated
FoxHollow Technologies, Inc.	ev3 Inc.
Conor Medsystems	Johnson & Johnson
Guidant Corporation (certain non-CRM assets)	Abbott Laboratories
Quinton Cardiology Systems, Inc.	Cardiac Science Corporation
  •
  for transactions involving target companies in the medical device industry which Piper Jaffray believed were comparable to the Company's financial profile:

  •
  transactions that were announced since January 1, 2005;

  •
  targets with projected forward twelve months (FTM) revenue growth between 10 and 30%;

  •
  targets with transaction EV greater than $150 million; and

  •
  targets with LTM EBITDA that was positive.

        Based on these criteria, the following transactions had target companies that were medical device companies that were deemed comparable to the Company's financial profile:

Target	Acquiror
ev3 Inc.	Covidien plc
Home Diagnostics, Inc.	Nipro Corporation
VNUS Medical Technologies, Inc.	Covidien plc
LifeCell Corporation	Kinetic Concepts, Inc.
Respironics, Inc.	Koninklijke Philips Electronics N.V.
Arrow International, Inc.	Teleflex Incorporated
Ventana Medical Systems, Inc.	Roche Holdings AG
Digene Corporation	Qiagen NV
Cytyc Corporation	Hologic, Inc.
IntraLase Corp.	Advanced Medical Optics, Inc.
GN Store Nord A/S	Phonak Holding
Intermagnetics General Corporation	Koninklijke Philips Electronics N.V.
Lifeline Systems, Inc.	Koninklijke Philips Electronics N.V.
Guidant Corporation (certain non-CRM assets)	Abbott Laboratories
Inamed Corporation	Allergan, Inc.
Advanced Neuromodulation Systems	St. Jude Medical, Inc.
Knowles Electronics Holdings, Inc.	Dover Corporation

        Piper Jaffray calculated the ratio of EV to historical revenue for the LTM preceding each transaction and the ratio of EV to projected revenue for the FTM following each transaction. Piper Jaffray also calculated the ratio of EV to historical EBITDA for the LTM preceding each transaction and the ratio of EV to projected EBITDA for the FTM following each transaction. Piper Jaffray then compared the results of these calculations with similar calculations for the Company based on the implied value of the Consideration.

Selected Vascular M&A Transactions.

        The analysis indicated the following multiples:

	Selected Vascular M&A Transactions
	AGA(1)		High		Mean		Median		Low
EV to LTM revenue(2)(4)	6.2	x	5.4	x	3.8	x	4.1	x	1.9	x
EV to FTM revenue(3)(4)(5)	5.4	x	8.4	x	4.0	x	3.6	x	1.8	x
EV to LTM EBITDA(2)(6)(7)	24.7	x	25.5	x	19.4	x	19.4	x	10.5	x
EV to FTM EBITDA(3)(6)(7)	19.4	x	23.8	x	16.3	x	15.4	x	10.0	x

(1)
Based on the Consideration.

(2)
Revenues and EBITDA for the LTM for the Company were for the twelve months ended September 30, 2010.

(3)
Projected revenue and EBITDA for the Company with respect to the FTM were for the twelve months beginning October 1, 2010 and were based on estimates of the Company's management. Revenues and EBITDA for the selected transactions for the forward twelve months period were based on Wall Street consensus estimates, Wall Street research, or public filings.

(4)
Piper Jaffray determined that EV/revenue ratios were not meaningful, and therefore omitted them, if they were greater than 10.0x. Accordingly, the results of three selected transactions were omitted for the LTM and the results of one selected transaction was omitted for the FTM.

(5)
Piper Jaffray determined that transactions were not applicable where there was insufficient information available to Piper Jaffray to calculate the EV/revenue ratio. Accordingly, the results of one selected transaction were omitted for the FTM.

(6)
Piper Jaffray determined that EV/EBITDA ratios were not meaningful, and therefore omitted them, if they were negative or greater than 35.0x. Accordingly, the results of five selected transactions were omitted for the LTM and the results of four selected transactions were omitted for the FTM.

(7)
Piper Jaffray determined that transactions were not applicable where there was insufficient information available to Piper Jaffray to calculate the EV/EBITDA ratio. Accordingly, the results of three selected transactions were omitted for the LTM and FTM.

        The selected vascular transactions analysis showed that, based on the estimates and assumptions used in the analysis, the implied valuation multiples of the Company based on the Consideration were within or above the range of valuation multiples of the selected vascular transactions when comparing the ratio of EV to (i) historical revenue for the LTM, (ii) projected revenue for the FTM, (iii) historical EBITDA for the LTM, and (iv) projected EBITDA for the FTM.

Selected Financial Profile M&A Transactions.

        The analysis indicated the following multiples:

	Selected Financial Profile M&A Transactions
	AGA(1)		High		Mean		Median		Low
EV to LTM revenue(2)(4)	6.2	x	9.4	x	5.4	x	4.7	x	1.5	x
EV to FTM revenue(3)	5.4	x	9.3	x	4.8	x	4.3	x	1.3	x
EV to LTM EBITDA(2)(5)	24.7	x	33.6	x	22.3	x	21.5	x	13.0	x
EV to FTM EBITDA(3)(6)	19.4	x	31.4	x	17.8	x	17.3	x	8.7	x

(1)
Based on the Consideration.

(2)
Revenues and EBITDA for the LTM for the Company were for the twelve months ended September 30, 2010.

(3)
Projected revenue and EBITDA for the Company with respect to the FTM were for the twelve months beginning October 1, 2010 and were based on estimates of the Company's management. Revenues and EBITDA for the selected transactions for the FTM were based on Wall Street consensus estimates, Wall Street research or public filings.

(4)
Piper Jaffray determined that EV/revenue ratios were not meaningful, and therefore omitted them, if they were negative or greater than 10.0x. Accordingly, the results of one selected transaction was omitted for the LTM.

(5)
Piper Jaffray determined that EV/EBITDA ratios were not meaningful, and therefore omitted them, if they were negative or greater than 35.0x. Accordingly, the results of three selected transactions were omitted for the LTM.

(6)
Piper Jaffray determined that transactions were not applicable where there was insufficient information available to Piper Jaffray to calculate the EBITDA ratio. Accordingly, the results of three selected transactions were omitted for the FTM.

        The selected financial profile M&A transactions analysis showed that, based on the estimates and assumptions used in the analysis, the implied valuation multiples of the Company based on the Consideration to be received in the Offer and the Merger were within the range of valuation multiples of the selected financial profile M&A transactions when comparing the ratio of EV to (i) historical revenue for the LTM, (ii) projected revenue for the FTM, (iii) historical EBITDA for the LTM, and (iv) projected EBITDA for the FTM.

        A selected M&A transaction analysis generates an implied value of a company based on publicly available financial terms of selected change of control transactions involving companies that share certain characteristics with the company being valued. However, no company or transaction utilized in the selected M&A transaction analysis is identical to the Company or the Offer and the Merger, respectively.

Premiums Paid Analysis

        Piper Jaffray reviewed publicly available information for selected completed or pending M&A transactions to determine the premiums paid in the transactions over recent trading prices of the target companies prior to announcement of the transaction. Piper Jaffray selected these transactions from the Securities Data Corporation database if Piper Jaffray determined the target was a public medical device company based upon SIC codes and professional judgment, and applied, among others, the following criteria:

  •
  merger and acquisition transactions between a public company target and an acquirer seeking to purchase more than 85% of shares;

  •
  transactions announced since January 1, 2005;

  •
  for transactions involving multiple bids, the premiums were calculated using the final bid as compared to the target's 1-day, 1-week and 4-week stock price at the time of the initial offer;

  •
  EV greater than $100 million;

  •
  1-day, 1-week, and 4-week premiums; and

  •
  no negative premiums.

        Piper Jaffray performed its analysis on 51 transactions that satisfied the criteria, and the table below shows a comparison of premiums paid in these transactions to the premium that would be paid to the Company's stockholders based on the Consideration.

	Selected Premiums Paid
	AGA(1)	High	Mean	Median	Low
Premium 1 day prior(2)	44%	149%	37%	30%	5%
Premium 1 week prior(3)	44%	219%	40%	29%	5%
Premium 4 weeks prior(4)	41%	301%	47%	33%	11%

(1)
Based on the Consideration.

(2)
Based on closing price per share of $14.48 on October 12, 2010.

(3)
Based on closing price per share of $14.47 on October 6, 2010.

(4)
Based on closing price per share of $14.78 on September 15, 2010.

        This premiums paid analysis showed that, based on the estimates and assumptions used in the analysis, the premiums over the market prices at the selected dates for the shares implied the Consideration were within the range of premiums paid in the selected M&A transactions.

Discounted Cash Flow Analysis

        Using a discounted cash flows analysis, Piper Jaffray calculated an estimated range of theoretical values for the Company based on the net present value of (i) projected free cash flows from October 1,

2010 to December 31, 2015, discounted back to September 30, 2010, based on management projections, and (ii) a terminal value at calendar year end 2015 based upon revenue exit multiples, discounted back to September 30, 2010. The free cash flows for each year were calculated from the management projections as: EBIT less taxes (33% through 2015), plus depreciation and amortization, plus stock-based compensation, less capital expenditures, less the change in net working capital (excluding litigation settlement payments in 2012 through 2014 due to treatment of aggregate remaining litigation settlement as debt). Piper Jaffray calculated the range of net present values for each period from September 30, 2010 through 2015 based on discount rates ranging from 15.3% (which represented a weighted average discount rate of 11% for the base business and 25% for the pipeline business) to 18.9% (which represented a weighted average discount rate of 12% for the baseline business and 35% for the pipeline business). The base business consists of current products and existing geographical markets for those products. The pipeline business consists of new products expected to be commercially available in the future as well as new geographical markets for some existing products. The weighted average discount rates were based upon pro rata revenue contributions of the base business and pipeline business for the three months ending December 31, 2010 and each calendar year from 2011 to 2015. Piper Jaffray calculated terminal values using terminal revenue multiples ranging from 3.5x to 4.0x applied to projected calendar year 2015 revenue, and discounted back to September 30, 2010 using discount rates ranging from 16.9% (which represented a weighted average discount rate of 11% for the base business and 25% for the pipeline business) to 21.7% (which represented a weighted average discount rate of 12% for the baseline business and 35% for the pipeline business). The weighted average discount rates were based upon pro rata revenue contributions of the base business and pipeline business in 2015. This analysis resulted in implied per share values of the Company's common stock ranging from a low of $18.22 per share to a high of $25.63 per share. Piper Jaffray observed that the Consideration was within the range of values derived from this analysis.

Miscellaneous

        The summary set forth above does not contain a complete description of the analyses performed by Piper Jaffray, but does summarize the material analyses performed by Piper Jaffray in rendering its opinion. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Piper Jaffray believes that its analyses and the summary set forth above must be considered as a whole and that selecting portions of its analyses or of the summary, without considering the analyses as a whole or all of the factors included in its analyses, would create an incomplete view of the processes underlying the analyses set forth in the Piper Jaffray opinion. In arriving at its opinion, Piper Jaffray considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis. Instead, Piper Jaffray made its determination as to fairness on the basis of its experience and financial judgment after considering the results of all of its analyses. The fact that any specific analysis has been referred to in the summary above is not meant to indicate that this analysis was given greater weight than any other analysis. In addition, the ranges of valuations resulting from any particular analysis described above should not be taken to be Piper Jaffray's view of the actual value of the Shares and Parent's common stock.

        None of the selected companies or transactions used in the analyses above is directly comparable to the Company or Parent or the Offer and the Merger and the other transactions contemplated by the Merger Agreement. Accordingly, an analysis of the results of the comparisons is not purely mathematical; rather, it involves complex considerations and judgments concerning differences in historical and projected financial and operating characteristics of the selected companies and target companies in the selected transactions and other factors that could affect the public trading value or transaction value of the companies involved.

        Piper Jaffray performed its analyses solely for purposes of providing its opinion to the Company Board. In performing its analyses, Piper Jaffray made numerous assumptions with respect to industry performance, general business and economic conditions and other matters. Certain of the analyses performed by Piper Jaffray are based upon forecasts of future results furnished to Piper Jaffray by the Company's management and Parent's management, which are not necessarily indicative of actual future results and may be significantly more or less favorable than actual future results. These forecasts are inherently subject to uncertainty because, among other things, they are based upon numerous factors or events beyond the control of the parties or their respective advisors. Piper Jaffray does not assume responsibility if future results are materially different from forecasted results.

        Piper Jaffray's opinion was one of many factors taken into consideration by the Company Board in making the determination to approve the Merger Agreement and recommend that the stockholders tender their Shares in connection with the Offer. The above summary does not purport to be a complete description of the analyses performed by Piper Jaffray in connection with the opinion and is qualified in its entirety by reference to the written opinion of Piper Jaffray attached as Annex A hereto.

        Piper Jaffray relied upon and assumed, without assuming liability or responsibility for independent verification, the accuracy and completeness of all information that was publicly available or was furnished, or otherwise made available, to Piper Jaffray or discussed with or reviewed by Piper Jaffray. Piper Jaffray further relied upon the assurances of the management of the Company and Parent that the financial information provided to Piper Jaffray was prepared on a reasonable basis in accordance with industry practice, and that they were not aware of any information or facts that would make any information provided to Piper Jaffray incomplete or misleading. Without limiting the generality of the foregoing, for the purpose of Piper Jaffray's opinion, Piper Jaffray assumed that with respect to financial forecasts, estimates and other forward-looking information reviewed by Piper Jaffray, that such information was reasonably prepared based on assumptions reflecting the best currently available estimates and judgments of the management of the Company and Parent as to the expected future results of operations and financial condition of the Company and Parent, respectively, to which such financial forecasts, estimates and other forward-looking information relate. Piper Jaffray expressed no opinion as to any such financial forecasts, estimates or forward-looking information or the assumptions on which they were based. Piper Jaffray relied, with the Company's consent, on advice of the outside counsel and the independent accountants to the Company and Parent, and on the assumptions of the management of the Company and Parent, as to all accounting, legal, tax and financial reporting matters with respect to the Company, Parent and the Merger Agreement.

        Piper Jaffray relied upon and assumed, without independent verification, that (i) the representations and warranties of all parties to the Merger Agreement and all other documents and instruments that are referred to therein were true and correct in all material respects to its analysis, (ii) each party to such agreements would fully and timely perform in all respects material to its analysis all of the covenants and agreements required to be performed by such party, (iii) the Offer and the Merger would be consummated pursuant to the terms of the Merger Agreement without amendments thereto and (iv) all conditions to the consummation of the Merger would be satisfied without waiver by any party of any conditions or obligations thereunder. Additionally, Piper Jaffray assumed that all the necessary regulatory approvals and consents (including any consents required under applicable state corporate laws) required for the Offer and the Merger would be obtained in a manner that would not adversely affect the Company, Parent or the contemplated benefits of the Offer and the Merger.

        In arriving at its opinion, Piper Jaffray did not perform any appraisals or valuations nor did Piper Jaffray evaluate the solvency of the Company or Parent under any state or federal law relating to bankruptcy, insolvency or similar matters. The analyses performed by Piper Jaffray in connection with its opinion were going concern analyses and Piper Jaffray expressed no opinion regarding the liquidation value of the Company, Parent or any other entity. Piper Jaffray undertook no independent analysis of any pending or threatened litigation, regulatory action, possible unasserted claims or other contingent liabilities, to which the Company, Parent or any of their affiliates was a party or may be subject, and made no assumption concerning, and therefore did not consider, the possible assertion of claims, outcomes or damages arising out of any such matters. Piper Jaffray also assumed that neither the Company nor Parent is party to any material pending transaction, including without limitation any financing, recapitalization, acquisition or merger, divestiture or spin-off, other than the Merger.

        Piper Jaffray's opinion was necessarily based upon the information available to it and facts and circumstances as they existed and were subject to evaluation on the date of its opinion. Events occurring after the date of its opinion could materially affect the assumptions used in preparing its opinion. Piper Jaffray expresses no opinion as to the price at which the Shares or the shares of Parent's common stock may trade following announcement of the Merger or at any future time, although it assumed that the price of Parent's common stock after the determination of the Average Trading Price (as defined in the Merger Agreement) would not impact the Consideration. Piper Jaffray did not undertake to reaffirm or revise its opinion or otherwise comment upon any events occurring after the date of its opinion and does not have any obligation to update, revise or reaffirm its opinion.

        Piper Jaffray's opinion addressed solely the fairness, from a financial point of view, to holders of the Shares of the Consideration, as set forth in the Merger Agreement, to be paid by Parent and did not address any other terms or agreement relating to the Offer, Merger or any other terms of the Merger Agreement. Piper Jaffray was not requested to opine as to, and its opinion does not address, the basic business decision to proceed with the Offer or effect the Merger, the merits of the Offer or the Merger relative to any alternative transaction or business strategy that may be available to the Company, Parent's ability to fund the consideration, any other terms contemplated by the Merger Agreement or the fairness of the Offer or the Merger to any other class of securities, creditor or other constituency of the Company. Piper Jaffray expressed no opinion with respect to the allocation of the Consideration among the holders of the Shares. Furthermore, Piper Jaffray expressed no opinion with respect to the amount or nature of the compensation to any officer, director or employee if any party to the Merger, or any class of such persons, relative to the Consideration to be received by the holders of the Shares or with respect to the fairness of any such compensation, including whether any such payments were reasonably in the context of the Merger.

  Information About Piper Jaffray

        As a part of its investment banking business, Piper Jaffray is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, underwritings, secondary distributions of listed and unlisted securities, private placements, and valuations for corporate and other purposes. The Company Board selected Piper Jaffray to be its financial advisor and render its fairness opinion in connection with the transactions contemplated by the Merger Agreement on the basis of such experience and its familiarity with the Company.

        Piper Jaffray acted as a financial advisor to the Company in connection with the Offer and the Merger and will receive an estimated fee of approximately $10.7 million from the Company, which is contingent upon the consummation of the Offer and the Merger. Piper Jaffray also received a fee of $1.0 million for providing its fairness opinion. The opinion fee was not contingent upon the consummation of the Offer and the Merger or the conclusions reached in Piper Jaffray's opinion. The Company has also agreed to indemnify Piper Jaffray against certain liabilities and reimburse Piper Jaffray for certain expenses in connection with its services. Piper Jaffray previously provided advisory services to one of the founders of the Company (who is no longer with the Company) for which it received compensation directly from such founder. In the ordinary course of its business, Piper Jaffray and its affiliates may actively trade securities of the Company and Parent for its own account or the account of its customers and, accordingly, may at any time hold a long or short position in such securities. Piper Jaffray may also, in the future, provide investment banking and financial advisory services to the Company or Parent or entities that are affiliated with the Company or Parent, for which Piper Jaffray would expect to receive compensation.

        Consistent with applicable legal and regulatory requirements, Piper Jaffray has adopted policies and procedures to establish and maintain the independence of Piper Jaffray's research Department and Personnel. As a result, Piper Jaffray's research analysts may hold opinions, make statements or investment recommendations and/or publish research reports with respect to the Company and the Merger and other participants in the Merger (including Parent) that differ from the opinions of Piper Jaffray's investment banking personnel.

Projected Financial Information

        The Company does not as a matter of course make public projections as to future performance, earnings or other results beyond the current fiscal year due to the unpredictability of the underlying assumptions and estimates. However, as described under the heading "Opinion of Piper Jaffray & Co." in this Item 4 of this Schedule 14D-9, the Company provided to Piper Jaffray for use in connection with the rendering of its fairness opinion to the Company Board and performing its related financial analysis, the Company's management's internal non-public six-year financial forecasts regarding the Company's anticipated future operations (the "Projections"). The Company's management also provided the Projections to the Company Board and to St. Jude Medical in connection with its due diligence review. Parent has informed the Company that it did not rely on these projections in any material respect in its analysis of the transaction.

        The Projections were prepared by, and are the responsibility of, the Company's management. The Projections were not prepared with a view toward public disclosure, and, accordingly, they do not necessarily comply with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts, or generally accepted accounting principles. Ernst & Young LLP, the Company's independent registered public accounting firm, has not audited, reviewed, compiled or performed any procedures with respect to the Projections and does not express an opinion or any form of assurance related thereto. The Company has included below a summary of the Projections to give its stockholders access to certain non-public information because such information was considered by Piper Jaffray for purposes of rendering its opinion and was also provided to the Company Board and Parent. The summary of the Projections below is not being included in this Schedule 14D-9 to influence a Company stockholder's decision whether to tender Shares in the Offer.

        The Projections, while presented with numerical specificity, necessarily were based on numerous variables and assumptions that are inherently uncertain and many of which are beyond the control of the Company's management. Because the Projections cover multiple years, by their nature, they become subject to greater uncertainty with each successive year. The assumptions upon which the Projections were based necessarily involve judgments with respect to, among other things, future economic, competitive and regulatory conditions and financial market conditions, all of which are difficult or impossible to predict accurately and many of which are beyond the Company's control. The Projections also reflect assumptions as to certain business decisions that are subject to change. Important factors that may affect actual results and result in the Projections not being achieved include, but are not limited to, failure to implement the Company's business strategy; failure to capitalize on the Company's expected market opportunities; lack of regulatory approval and market acceptance of the Company's new products, product enhancements or new applications for existing products; regulatory developments in key markets for the company's AMPLATZER occlusion devices; failure to complete the Company's clinical trials or failure to achieve the desired results in the clinical trials; inability to successfully commercialize the Company's existing and future research and development programs; failure to protect the company's intellectual property, in particular a failure to prevail on appeal in the Company's Occlutech litigation; decreased demand for the Company's products; product liability claims exposure; failure to otherwise comply with laws and regulations; changes in general economic and business conditions; changes in currency exchange rates and interest rates; and other risks and uncertainties described in the Company's annual report on Form 10-K for the year ended December 31, 2009, subsequent quarterly reports on Form 10-Q, and current reports on Form 8-K. In addition, the Projections may be affected by the Company's ability to achieve strategic goals, objectives and targets over the applicable period. This information constitutes "forward-looking statements" and actual results may differ materially and adversely from them. See "Forward-Looking Statements" on page 40.

        Accordingly, there can be no assurance that the Projections will be realized, and actual results may vary materially from those shown. The inclusion of the Projections in this Schedule 14D-9 should not be regarded as an indication that the Company or any of its affiliates, advisors or representatives considered or consider the Projections to be predictive of actual future events, and the Projections should not be relied upon as such. Neither the Company nor any of its affiliates, advisors, officers, directors or representatives can give any assurance that actual results will not differ from the Projections, and none of them undertakes any obligation to update or otherwise revise or reconcile the Projections to reflect circumstances existing after the date the Projections were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the Projections are shown to be in error. The Company does not intend to make publicly available any update or other revision to the Projections, except as otherwise required by law. Neither the Company nor any of its affiliates, advisors, officers, directors or representatives has made or makes any representation to any Company stockholder or other person regarding the ultimate performance of the Company compared to the information contained in the Projections or that the Projections will be achieved. The Company has made no representation to Parent or Purchaser, in the Merger Agreement or otherwise, concerning the Projections. Parent has stated publicly that it expects the Company to grow its revenue in the low double-digits for 2011, not including the benefits of any possible future product approvals or successful clinical trial outcomes.

        In light of the foregoing factors and the uncertainties inherent in the Projections, the Company's stockholders are cautioned not to place undue, if any, reliance on the Projections.

        The following is a summary of the Projections:

Projected Financial Information
(dollar amounts are in millions; all amounts are approximate)

	Year ending December 31,
	2010	2011	2012	2013	2014	2015
Revenue	$214	$252	$303	$392	$530	$716
EBITDA(1)	$54	$72	$100	$147	$227	$334
EBIT(2)	$21	$39	$70	$119	$201	$309

(1)
Defined as net income before interest income, interest expense, provision for income tax, depreciation, amortization and expenses associated with stock based compensation. 2010 EBITDA excludes a one-time $31.9 million litigation settlement expense.

(2)
Defined as net income before interest income, interest expense and provision for income tax. 2010 EBIT excludes a one-time $31.9 million litigation settlement expense.

Item 5.    Persons/Assets Retained, Employed, Compensated or Used.

        The Company engaged Piper Jaffray & Co. to act as its financial advisor and, upon request by the Company, render to the Company Board an opinion as to fairness, from a financial point of view, to the holders of Shares of the consideration to be paid in a merger or other acquisition transaction.

        The information set forth in Item 4 in the section entitled "Opinion of Piper Jaffray & Co." is incorporated herein by reference.

Item 6.    Interest in Securities of the Subject Company.

        No transactions in Shares have been effected during the past 60 days by the Company or any subsidiary of the Company or, to the best of the Company's knowledge after a review of Form 4 filings, by any Executive Officer, director or affiliate of the Company.

Item 7.    Purposes of the Transaction and Plans or Proposals.

        Except as set forth in Items 3 and 4 of this Statement, the Company is not currently undertaking and is not engaged in any negotiations in response to the Offer that relate to: (i) a tender offer for or other acquisition of Shares; (ii) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company; (iii) a purchase, sale or transfer of a material amount of assets of the Company or any subsidiary of the Company; or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization, of the Company.

        Except as set forth in Items 3 and 4 of this Statement, there are no transactions, resolutions of the Company Board, agreements in principle or signed contracts in response to the Offer that relate to one or more of the events referred to in the preceding paragraph.

Item 8.    Additional Information.

Section 14(f) Information Statement

        The Information Statement attached as Annex B to this Schedule 14D-9 is being furnished in connection with the possible designation by Purchaser, pursuant to the Merger Agreement, of certain persons to be appointed to the Company Board, other than at a meeting of the Company's stockholders as described in Item 3 above and in the Information Statement, and is incorporated herein by reference.

Top-Up Option

        Pursuant to the Merger Agreement, the Company has granted to Purchaser an irrevocable option to purchase newly-issued Shares in an amount up to the lowest number of Shares that, when added to the aggregate number of Shares owned by Parent and Purchaser, will constitute one Share more than 90% of the total Shares outstanding (determined on a fully diluted basis and assuming the issuance of Shares pursuant to exercise of such option; but excluding from Purchaser's ownership, but not from outstanding Shares, Shares tendered pursuant to guaranteed delivery procedures that have not yet been delivered in settlement or satisfaction of such guarantee) (the "Top-Up Option"). Subject to applicable legal and regulatory requirements, the Top-Up Option is exercisable by Purchaser if, following completion of the Offer, Parent or Purchaser beneficially own at least 75% of the outstanding Shares. The consideration payable by Purchaser upon exercise of the Top-Up Option will have a value equal to the Cash Consideration, payable in cash to the extent of the par value of Shares so purchased, and, as to the balance for the Shares so purchased, payable in cash, Parent Stock (valued at the Average Trading Price), a promissory note, or a combination of the foregoing. The promissory note would bear interest at the prime rate and have a one-year maturity date, may be prepaid without premium or penalty, and shall provide that the unpaid principal and interest will become immediately due and payable if Purchaser fails to make payment for 30 days or Purchaser files or has filed against it and petition under any bankruptcy or insolvency law. If the Top-Up Option is exercised, Parent and Purchaser must undertake to consummate as promptly as practicable the Merger described below to acquire all remaining Shares not acquired in the Offer. The Top-Up Option terminates concurrently with any termination of the Merger Agreement.

General Corporation Law of the State of Delaware

        The Company is incorporated under the laws of the State of Delaware. The Offer and Merger is governed by the following provisions of the DGCL.

  Business Combination Statute

        Section 203 of the DGCL generally prohibits an "interested stockholder" (generally defined as a person who, together with its affiliates and associates, beneficially owns 15% or more of a corporation's voting stock) from engaging in a "business combination" (which includes a merger, consolidation, a sale of a significant amount of assets, and a sale of stock) with a Delaware corporation for three years following the time such person became an interested stockholder. In conjunction with the Company's initial public offering in October 2009, the Company elected in its Amended and Restated Certificate of Incorporation not to be governed by Section 203 of the DGCL, as permitted by such law.

  Appraisal Rights

        Holders of Shares will not have appraisal rights in connection with the Offer. However, if Purchaser purchases Shares in the Offer, and a subsequent Merger (including a short-form merger) involving the Company is consummated, holders of Shares immediately prior to the Effective Time of such Merger may have the right pursuant to the provisions of Section 262 of the DGCL to demand appraisal of their Shares. If appraisal rights are applicable, dissenting stockholders who comply with the applicable statutory procedures will be entitled, under Section 262 of the DGCL, to receive a judicial determination of the fair value of their Shares (excluding any element of value arising from the accomplishment or expectation of such Merger) and to receive payment of such fair value in cash, together with a fair rate of interest, if any. Any such judicial determination of the fair value of the Shares could be based upon factors other than, or in addition to, the price per Share ultimately paid in the Offer or any subsequent Merger or the market value of the Shares. The value so determined could be more or less than the price per share ultimately paid in the Offer or any subsequent merger. The Company, Parent and Purchaser agreed in the Merger Agreement that in any appraisal proceeding described herein, the fair value of the Shares subject to the appraisal proceeding will be determined in accordance with the DGCL without regard to the Top-Up Option, any Shares issued upon exercise of the Top-Up Option, any shares of Parent common stock used as payment for the Top-Up Option, or the Promissory Note.

        Appraisal rights cannot be exercised at this time. If appraisal rights become available at a future time, the Company will provide additional information to the holders of Shares concerning their appraisal rights and the procedures to be followed in order to properly exercise their appraisal rights before any action has to be taken in connection with such rights.

        The foregoing summary of the rights of the Company's stockholders to seek appraisal rights under Delaware law does not purport to be a complete statement of the procedures to be followed by the Company's stockholders desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262 of the DGCL. The proper exercise of appraisal rights requires strict adherence to the applicable provisions of the DGCL.

United States and Foreign Antitrust Laws

        Under the HSR Act, the Merger may not be consummated unless certain filings have been submitted to the Federal Trade Commission (the "FTC") and the Antitrust Division of the U.S. Department of Justice (the "Antitrust Division"), and certain waiting period requirements have been satisfied. Parent and the Company have filed notification and report forms under the HSR Act with the FTC and with the Antitrust Division. Parent and the Company will also make such foreign antitrust filings as they determine are necessary.

        Notwithstanding the termination of the waiting period under the HSR Act, the FTC or the Antitrust Division could take any action under the antitrust laws as it deems necessary in the public interest. In addition, certain private parties as well as state attorneys general and other antitrust authorities could challenge the transaction under antitrust laws in certain circumstances. Foreign antitrust authorities could also take action under their antitrust laws.

Vote Required to Approve the Merger

        The DGCL provides that, if a parent corporation owns at least 90% of the outstanding shares of each class of the stock of a subsidiary that would otherwise be entitled to vote on a merger, that corporation can effect a short-form merger with that subsidiary without the action of the other stockholders of the subsidiary. Accordingly, if as a result of the Offer or otherwise, Purchaser acquires or controls at least 90% of the outstanding Shares, Purchaser will effect the Merger without prior notice to, or any action by, any other Company stockholder. If Purchaser does not acquire or control at least 90% of the outstanding Shares of Common Stock, the affirmative vote by the Company's stockholders of a majority of the outstanding shares of common stock will be required under the DGCL to effect the Merger. Because Parent will own a majority of the Shares of Company Common Stock outstanding after completion of the Offer and on the record date for the special meeting, approval of the Merger by the Company's stockholders will be assured.

Forward-Looking Statements

        This Statement contains forward-looking statements that are not historical facts. The Company has identified some of these forward-looking statements with words like "believe," "may," "could," "would," "might," "possible," "potential," "will," "should," "expect," "intend," "plan," "anticipate," "estimate," "approximate" "outlook" or "continue" or the negative of these words, other terms of similar meaning or the use of future dates. Forward-looking statements in this Statement include without limitation statements regarding the anticipated timing of filings and approvals relating to the transaction; statements regarding the expected timing of the completion of the transaction; statements regarding the ability to complete the transaction considering the various closing conditions; statements regarding expected tax treatment for the transaction; any statements of expectation or belief; and any statements of assumptions underlying any of the foregoing. Investors and security holders are cautioned not to place undue reliance on these forward-looking statements. Actual results could differ materially from those currently anticipated due to a number of risks and uncertainties. Risks and uncertainties that could cause results to differ from expectations include: uncertainties as to the timing of the Offer and Merger; uncertainties as to how many of the Company's stockholders will tender their Shares in the Offer; the risk that competing offers will be made; the possibility that various closing conditions for the transactions contemplated by the Merger Agreement may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of such transactions; the effects of disruption from the transactions contemplated by the Merger Agreement making it more difficult to maintain relationships with employees, customers, vendors and other business partners; the risk that stockholder litigation in connection with the Offer and Merger may result in significant costs of defense, indemnification and liability; other business effects, including the effects of industry, economic or political conditions outside of the Company's control; transaction costs; actual or contingent liabilities; and other risks and uncertainties discussed in the Company's filings with the SEC, including the "Risk Factors" sections of the Company's most recent annual report on Form 10-K and subsequent quarterly report on Form 10-Q, as well as the Risk Factors set forth in the Prospectus/Offer to Exchange filed as part of Parent's Form S-4 and mailed to the Company's stockholders. Copies of the Company's filings with the SEC may be obtained at the "Investors" section of the Company's website at http://www.amplatzer.com under the caption "SEC Filings." The Company does not undertake any obligation to update any forward-looking statements as a result of new information, future developments or otherwise, except as expressly required by law. All forward-looking statements in this Statement are qualified in their entirety by this cautionary statement. The Company notes that forward-looking statements made in connection with the Offer are not subject to the safe harbors created by the Private Securities Litigation Reform Act of 1995, as amended. The Company is not waiving any other defenses that may be available under applicable law.

Item 9.    Exhibits.

        The following Exhibits are filed herewith:

Exhibit	Description
(a)(1)(A)	Prospectus/Offer to Exchange, dated October 20, 2010, incorporated by reference to the Form S-4
(a)(1)(B)	Form of Letter of Election and Transmittal, incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO
(a)(1)(C)	Form of Notice of Guaranteed Delivery, incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO
(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO
(a)(5)(A)	Opinion of Piper Jaffray & Co. to the Board of Directors of AGA Medical Holdings, Inc., dated October 15, 2010, incorporated by reference to Annex A attached to this Schedule 14D-9
(a)(5)(B)
Joint Press Release issued by St. Jude Medical, Inc. and AGA Medical Holdings, Inc., dated October 18, 2010, announcing the execution of the Agreement and Plan of Merger and Reorganization, dated as of October 15, 2010, among St. Jude Medical, Inc., Asteroid Subsidiary Corporation and AGA Medical Holdings, Inc., incorporated by reference to Exhibit 99.2 to the Company's Form 8-K filed on October 18, 2010
(a)(5)(C)	Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder, incorporated by reference to Annex B to this Schedule 14D-9
(a)(5)(D)	Press Release issued by St. Jude Medical, Inc. announcing the commencement of the Offer, incorporated by reference to Parent's Form 8-K filed October 20, 2010
(e)(1)
Agreement and Plan of Merger and Reorganization, dated as of October 15, 2010, among St. Jude Medical, Inc., Asteroid Subsidiary Corporation and AGA Medical Holdings, Inc., incorporated by reference to Exhibit 2.1 to the Company's Form 8-K filed on October 18, 2010
(e)(2)
Tender and Voting Agreement, dated as of October 15, 2010, among St. Jude Medical, Inc., Welsh, Carson, Anderson & Stowe IX, L.P., WCAS Capital Partners IV, L.P., Gougeon Shares, LLC and the Franck L. Gougeon Revocable Trust, incorporated by reference to Exhibit 99.1 to the Company's Form 8-K filed on October 18, 2010
(e)(3)	AGA Medical Holdings, Inc. 2006 Equity Incentive Plan, incorporated by reference to Exhibit 10.2 to the Company's Form S-1/A dated August 8, 2008
(e)(4)
Form of Incentive Stock Option Agreement under 2006 Equity Incentive Plan, incorporated by reference to Exhibit 10.4 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2009

Exhibit	Description
(e)(5)	Form of Non-Qualified Stock Option Agreement under 2006 Equity Incentive Plan, incorporated by reference to Exhibit 10.5 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2009
(e)(6)	Form of Stock Option Award Agreement under 2008 Equity Incentive Plan, incorporated by reference to Exhibit 10.6 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2009
(e)(7)
Form of Restricted Stock Option Award Agreement under 2008 Equity Incentive Plan, incorporated by reference to Exhibit 10.7 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2009
(e)(8)	Consulting Agreement of Franck L. Gougeon, dated June 20, 2008, incorporated by reference to Exhibit 10.5 to the Company's Form S-1/A dated August 8, 2008
(e)(9)	Transition Agreement dated as of June 20, 2008, between AGA Medical Corporation and Franck L. Gougeon, incorporated by reference to Exhibit 10.6 to the Company's Form S-1/A dated August 8, 2008
(e)(10)	Amended and Restated Employment Agreement of Franck L. Gougeon, dated April 21, 2008, incorporated by reference to Exhibit 10.7 to the Company's Form S-1/A dated August 8, 2008
(e)(11)	Engagement Letter of Franck L. Gougeon, dated June 20, 2008, incorporated by reference to Exhibit 10.8 to the Company's Form S-1/A dated August 8, 2008
(e)(12)	Engagement Letter of Terry Allison Rappuhn, dated May 25, 2006, incorporated by reference to Exhibit 10.9 to the Company's Form S-1/A dated August 8, 2008
(e)(13)	Engagement Letter of Daniel A. Pelak, dated June 1, 2006, incorporated by reference to Exhibit 10.10 to the Company's Form S-1/A dated August 8, 2008
(e)(14)	Engagement Letter of Darrell J. Tamosuinas, dated May 6, 2006, incorporated by reference to Exhibit 10.11 to the Company's Form S-1/A dated August 8, 2008
(e)(15)
Memorandum of Understanding dated May 7, 2008 between Secretary Tommy Thompson and AGA Medical Corporation, relating to Proposed Terms of Employment dated July 28, 2005, incorporated by reference to Exhibit 10.12 to the Company's Form S-1/A dated August 8, 2008
(e)(16)
Summary of Proposed Terms of Employment between Secretary Tommy Thompson and AGA Medical Corporation, dated July 28, 2005, incorporated by reference to Exhibit 10.13 to the Company's Form S-1/A dated August 8, 2008
(e)(17)	Employment Agreement of John R. Barr, dated September 19, 2005, incorporated by reference to Exhibit 10.14 to the Company's Form S-1/A dated August 8, 2008
(e)(18)	Employment Agreement of Brigid A. Makes, dated October 2, 2006, incorporated by reference to Exhibit 10.15 to the Company's Form S-1/A dated August 8, 2008
(e)(19)	Independent Contractor Agreement of Ronald E. Lund and Ronald E. Lund, LLC, dated June 1, 2007, incorporated by reference to Exhibit 10.16 to the Company's Form S-1/A dated August 8, 2008
(e)(20)	Employment Agreement of Ronald Lund, dated July 1, 2008, incorporated by reference to Exhibit 10.17 to the Company's Form S-1/A dated August 8, 2008
(e)(21)	AGA Medical Holdings, Inc. 2008 Employee Stock Purchase Plan, incorporated by reference to Exhibit 4.11 to the Company's Form S-8 dated October 26, 2009

Exhibit	Description
(e)(22)	Board Agreement of Tommy Thompson dated January 4, 2010, filed herewith
Annex A	Opinion of Piper Jaffray & Co., to the Board of Directors of AGA Medical Holdings, Inc., dated October 15, 2010
Annex B	Information Statement Pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 Thereunder

 SIGNATURES

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AGA MEDICAL HOLDINGS, INC.
By:	/s/ RONALD E. LUND
	Name:	Ronald E. Lund
	Title:	Senior Vice President, General Counsel and Secretary

Dated: October 20, 2010

 ANNEX A

October 15, 2010

Board of Directors
AGA Medical Holdings, Inc.
5050 Nathan Lane North
Plymouth, MN 55442

Members of the Board:

        You have requested our opinion as to the fairness, from a financial point of view, to the holders of the Company's common stock, par value $0.01 (the "Shares"), of the Consideration (as defined below), pursuant to the Agreement and Plan of Merger and Reorganization (the "Agreement"), dated October 15, 2010, among AGA Medical Holdings, Inc. (the "Company"), St. Jude Medical, Inc. (the "Acquiror"), and Asteroid Subsidiary Corporation, a newly formed wholly-owned subsidiary of the Acquiror ("Merger Sub"). Pursuant to the Agreement, the Acquiror will cause Merger Sub to commence a tender offer (the "Offer") for all the outstanding shares of the Company's common stock, par value $0.01 (the "Shares"), at a price for each share equal to, at the election of the holder of such Share and subject to proration: (i) $20.80 payable in cash or (ii) such number of shares of Parent Common Stock equal to the quotient obtained by dividing (A) $20.80 by (B) the Average Trading Price (either (i) or (ii) or such prorated combination as determined under the Agreement, the "Consideration"). The Agreement further provides that, following completion of the Offer, Merger Sub will be merged with and into the Company (the "Merger") and each outstanding Share, other than (i) Shares owned by the Acquiror, Merger Sub (including Shares received in the Offer) or the Company or any of their respective direct or indirect wholly-owned subsidiaries (other than Shares held on behalf of third parties) and (ii) Dissenting Shares, will be converted into the right to receive the Consideration. The terms and conditions of the Offer and the Merger are more fully set forth in the Agreement. Any term not otherwise defined herein shall have the meaning given such term in the Agreement.

        In arriving at our opinion, we have: (i) reviewed and analyzed the financial terms of the Agreement; (ii) reviewed and analyzed certain financial and other data with respect to the Company and the Acquiror which was publicly available; (iii) reviewed and analyzed certain information, including financial forecasts, relating to the business, earnings, cash flow, assets, liabilities and prospects of the Company and the Acquiror that were publicly available, as well as those that were furnished to us by the Company and the Acquiror, respectively; (iv) conducted discussions with members of senior management and representatives of the Company and the Acquiror concerning the matters described in clauses (ii) and (iii) above, as well as their respective businesses and prospects before and after giving effect to the Merger; (v) reviewed the current and historical reported prices and trading activity of the Shares and the Parent Common Stock and similar information for certain other companies deemed by us to be comparable to the Company; (vi) compared the financial performance of the Company and the Acquiror with that of certain other publicly-traded companies that we deemed relevant; and (vii) reviewed the financial terms, to the extent publicly available, of certain business combination transactions that we deemed relevant. In addition, we have conducted such other analyses, examinations and inquiries and considered such other financial, economic and market criteria as we have deemed necessary in arriving at our opinion.

        We have relied upon and assumed, without assuming liability or responsibility for independent verification, the accuracy and completeness of all information that was publicly available or was furnished, or otherwise made available, to us or discussed with or reviewed by us. We have further relied upon the assurances of the management of the Company and the Acquiror that the financial information provided has been prepared on a reasonable basis in accordance with industry practice, and that they are not aware of any information or facts that would make any information provided to us incomplete or misleading. Without limiting the generality of the foregoing, for the purpose of this opinion, we have assumed that with respect to financial forecasts, estimates and other forward-looking information reviewed by us, that such information has been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments of the management of the Company and the Acquiror as to the expected future results of operations and financial condition of the Company and the Acquiror, respectively, to which such financial forecasts, estimates and other forward-looking information relate. We express no opinion as to any such financial forecasts, estimates or forward-looking information or the assumptions on which they were based. We have relied, with your consent, on advice of the outside counsel and the independent accountants to the Company and the Acquiror, and on the assumptions of the management of the Company and the Acquiror, as to all accounting, legal, tax and financial reporting matters with respect to the Company, the Acquiror and the Agreement.

        We have relied upon and assumed, without independent verification, that (i) the representations and warranties of all parties to the Agreement and all other related documents and instruments that are referred to therein are true and correct in all respects material to our analysis, (ii) each party to such agreements will fully and timely perform in all respects material to our analysis all of the covenants and agreements required to be performed by such party, (iii) the Offer and the Merger will be consummated pursuant to the terms of the Agreement without amendments thereto and (iv) all conditions to the consummation of the Offer and the Merger will be satisfied without waiver by any party of any conditions or obligations thereunder. Additionally, we have assumed that all the necessary regulatory approvals and consents (including any consents required under applicable state corporate laws) required for the Offer and the Merger will be obtained in a manner that will not adversely affect the Company, the Acquiror or the contemplated benefits of the Offer and the Merger.

        In arriving at our opinion, we have not performed any appraisals or valuations of any specific assets or liabilities (fixed, contingent or other) of the Company or the Acquiror, and have not been furnished or provided with any such appraisals or valuations, nor have we evaluated the solvency of the Company or the Acquiror under any state or federal law relating to bankruptcy, insolvency or similar matters. The analyses performed by us in connection with this opinion were going concern analyses. We express no opinion regarding the liquidation value of the Company, the Acquiror or any other entity. Without limiting the generality of the foregoing, we have undertaken no independent analysis of any pending or threatened litigation, regulatory action, possible unasserted claims or other contingent liabilities, to which the Company, the Acquiror or any of their affiliates is a party or may be subject, and at the direction of the Company and with its consent, our opinion makes no assumption concerning, and therefore does not consider, the possible assertion of claims, outcomes or damages arising out of any such matters. We have also assumed that neither the Company nor the Acquiror is party to any material pending transaction, including without limitation any financing, recapitalization, acquisition or merger, divestiture or spin-off, other than the Merger.

        This opinion is necessarily based upon the information available to us and facts and circumstances as they exist and are subject to evaluation on the date hereof; events occurring after the date hereof could materially affect the assumptions used in preparing this opinion. We are not expressing any opinion herein as to the price at which the Shares or the shares of Parent Common Stock may trade following announcement of the Merger or at any future time, although we have assumed that the price of Parent Common Stock after the determination of the Average Trading Price (as defined in the Agreement) will not impact the Consideration. We have not undertaken to reaffirm or revise this opinion or otherwise comment upon any events occurring after the date hereof and do not have any obligation to update, revise or reaffirm this opinion.

        We have not been requested to, and did not, (i) solicit any expressions of interest from any other parties with respect to any business combination with the Company or any other alternative transaction, or (ii) advise the Board of Directors or any other party with respect to other strategic alternatives to the Offer and the Merger.

        We have been engaged by the Company to act as its financial advisor and we will receive a fee from the Company for providing such services, a significant portion of which is contingent upon the consummation of the Offer and the Merger. We will also receive a fee for rendering this opinion. Our opinion fee is not contingent upon the consummation of the Offer and the Merger or the conclusions reached in our opinion. The Company has also agreed to indemnify us against certain liabilities and reimburse us for certain expenses in connection with our services. We previously provided advisory services to one of the founders of the Company (who is no longer with the Company) for which we received compensation directly from such founder. In the ordinary course of our business, we and our affiliates may actively trade securities of the Company and the Acquiror for our own account or the account of our customers and, accordingly, may at any time hold a long or short position in such securities. We may also, in the future, provide investment banking and financial advisory and services to the Company, the Acquiror or entities that are affiliated with the Company or the Acquior, for which we would expect to receive compensation. Consistent with applicable legal and regulatory requirements, Piper Jaffray & Co. ("Piper Jaffray") has adopted policies and procedures to establish and maintain the independence of Piper Jaffray's Research Department and personnel. As a result, Piper Jaffray's research analysts may hold opinions, make statements or investment recommendations and/or publish research reports with respect to the Company and the Transaction and other participants in the Transaction (including the Parent) that differ from the opinions of Piper Jaffray's investment banking personnel.

        This opinion is provided solely for the benefit of the Board of Directors of the Company in connection with, and for the purpose of, its evaluation of the Offer and the Merger, and is not intended to be and does not constitute a recommendation to any stockholder of the Company as to how such stockholder should act, and is not on behalf of, and shall not confer rights or remedies upon, any shareholder, creditor or any other person other than the Board of Directors of the Company and shall not be used or relied upon for any other purpose. This opinion shall not be published or otherwise used, nor shall any public references to us be made, without our prior written approval. This opinion has been approved for issuance by the Piper Jaffray Opinion Committee.

        This opinion addresses solely the fairness, from a financial point of view, to the holders of the Shares of the Consideration to be paid by the Acquiror and does not address any other terms or agreement relating to the Offer, Merger or any other terms of the Agreement. We were not requested to opine as to, and this opinion does not address, the basic business decision to proceed with the Offer or effect the Merger, the merits of the Offer or the Merger relative to any alternative transaction or business strategy that may be available to the Company, the Acquiror's ability to fund the consideration, any other terms contemplated by the Agreement or the fairness of the Offer or the Merger to any other class of securities, creditor or other constituency of the Company. We express no opinion with respect to the allocation of the Consideration among the holders of the Shares. Furthermore, we express no opinion with respect to the amount or nature of compensation to any officer, director or employee of any party to the Merger, or any class of such persons, relative to the Consideration to be received by the holder of the Shares or with respect to the fairness of any such compensation, including whether any such payments are reasonably in the context of the Merger.

        Based upon and subject to the foregoing and based upon such other factors as we consider relevant, it is our opinion that the Consideration is fair, from a financial point of view, to the holders of the Shares (other than the Acquiror and its affiliates, if any), as of the date hereof.

Sincerely,

/s/ PIPER JAFFRAY & CO.

PIPER JAFFRAY & CO.

 ANNEX B

AGA MEDICAL HOLDINGS, INC.
5050 NATHAN LANE NORTH
PLYMOUTH, MN 55442

INFORMATION STATEMENT PURSUANT
TO SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE
REQUESTED NOT TO SEND US A PROXY.

        AGA Medical Holdings, Inc., a Delaware corporation ("AGA" or the "Company"), is mailing this information statement (the "Information Statement") on or about October 20, 2010 as part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") to holders of common stock, par value $0.01 per share (the "Common Stock"), of AGA (the "Shares"). Unless the context indicates otherwise, in this Information Statement the terms "us," "we," and "our" refer to AGA.

        The Schedule 14D-9 relates to the exchange offer by Asteroid Subsidiary Corporation, a Delaware corporation ("Purchaser") and an indirect wholly owned subsidiary of St. Jude Medical, Inc., a Minnesota corporation ("Parent"), disclosed in a Tender Offer Statement on Schedule TO dated October 20, 2010 and filed with the Securities and Exchange Commission (the "SEC"), to purchase all of the issued and outstanding Shares in exchange for cash and stock consideration. Each AGA stockholder that participates in the Offer may elect to receive, for each Share tendered, consideration in the form of $20.80 per Share in cash (the "Cash Consideration") or $20.80 per Share in shares of Parent common stock, par value $0.10, based on the Average Trading Price (as described below) of Parent common stock prior to the expiration of the Offer (determined as described below) (the "Stock Consideration"), upon the terms and subject to the conditions set forth in Purchaser's prospectus/offer to exchange, which is part of the Registration Statement on Form S-4 (the "Form S-4") filed by Parent on October 20, 2010 in connection with the offer and sale of Parent common stock to holders of Shares (as may be amended or supplemented from time to time, the "Prospectus/Offer to Exchange"), and in the related Letter of Election and Transmittal that accompanies the Prospectus/Offer to Exchange (the Prospectus/Offer to Exchange together with the Letter of Election and Transmittal shall be referred to as the "Offer"). AGA stockholders may elect cash for some Shares and Parent common stock for others. The exchange ratio (the "Exchange Ratio") for the Parent common stock will be determined based on the volume weighted average closing prices per share of Parent common stock for the ten trading days ending on and including the second trading day prior to the expiration of the Offer (the "Average Trading Price"). Pursuant to the Merger Agreement, the terms of the Offer will provide that such elections will, if necessary, be prorated and adjusted in order to cause 50% of the aggregate consideration paid in the Offer to consist of cash and 50% to consist of Parent common stock. In no event will the number of shares of Parent common stock to be paid in the Offer exceed 19.9 percent of shares of Parent common stock outstanding on the date on which Shares are first accepted for payment in the Offer.

        You are receiving this Information Statement in connection with the possible appointment of persons designated by Parent to the Board of Directors of AGA (the "Board"). Such designation is to be made pursuant to the Agreement and Plan of Merger and Reorganization, dated as of October 15, 2010 (the "Merger Agreement"), by and among Parent, Purchaser and AGA.

        AGA is mailing this Information Statement to you in accordance with Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 promulgated thereunder. The information set forth herein supplements certain information set forth in the Schedule 14D-9. There will be no vote or other action by stockholders in connection with this Information Statement. Voting proxies regarding the shares of AGA Common Stock are not being solicited from any stockholder in connection with this Information Statement. Please read this Information Statement carefully. You are not, however, required to take any action.

        Parent and Purchaser provided the information in this Information Statement concerning Parent, Purchaser and the Designees (as defined below), and AGA assumes no responsibility for the accuracy, completeness or fairness of such information.

GENERAL INFORMATION

        The Shares represent the only class of voting securities of AGA currently outstanding. Each Share entitles its holder to one stockholder vote. As of October 13, 2010, there were 50,268,924 Shares issued and outstanding. The number of Shares issued and outstanding does not include any Shares of Common Stock subject to options or any restricted stock units outstanding as of October 13, 2010. As of the date of this Information Statement, Parent and its affiliates, including Purchaser, are not the owners of record of any Shares.

BACKGROUND INFORMATION

        On October 15, 2010, AGA entered into the Merger Agreement with Parent and Purchaser. The Merger Agreement provides that following completion of the Offer, subject to the terms and conditions set forth in the Merger Agreement, Purchaser will merge with and into AGA with AGA surviving as an indirect wholly-owned subsidiary of Parent (the "Merger"), which will be followed by a second merger between AGA and another indirect wholly-owned subsidiary of Parent (the "Second Merger," and collectively with the Merger, the "Mergers"). In the Merger, Shares not tendered and accepted in the Offer (other than Shares owned directly or indirectly by AGA, Parent or Purchaser, or any of their respective subsidiaries, or Shares as to which appraisal rights have been perfected in accordance with applicable law), will be converted into the right to receive either the Cash Consideration or the Stock Consideration. Each stockholder will receive such Cash Consideration for 50% of its Shares and Stock Consideration for the remaining 50% of its Shares, subject to possible adjustment as provided in the Merger Agreement in connection with certain regulatory requirements and to address certain tax requirements if generally the deemed value of Parent common stock issued in the Offer and Merger is less than 40% of the overall deemed value of Parent common stock issued and cash paid in the Offer and the Merger. In addition, upon consummation of the Merger, each vested or unvested option to purchase AGA Common Stock that is outstanding will be cancelled, and the holder of each such option will be entitled to receive an amount in cash equal to the Cash Consideration less the exercise price per share of such option, if any, multiplied by the total number of Shares subject to such option. Likewise, upon the consummation of the Merger, each restricted stock unit representing a right to receive AGA Common Stock will be converted into the right to receive the Cash Consideration. In addition, each employee participant in AGA's 2008 Employee Stock Purchase Plan (the "ESPP") will receive a cash payment equal to the product of the excess of the Cash Consideration over the per Share purchase price, multiplied by the number of whole Shares that such employee was entitled to purchase under the terms of the ESPP. The Offer and the Mergers are, taken together, intended to qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code. The parties have agreed that, if after the purchase of Shares pursuant to the Offer and after giving effect to any Shares purchased pursuant to the Top-Up Option described in Item 8 of the Schedule 14D-9, Parent, Purchaser and any other subsidiary of Parent collectively own at least 90% of the outstanding Shares, the Merger will be completed without a meeting or vote of AGA's stockholders pursuant to Delaware's "short-form" merger statute.

        The foregoing summary and descriptions are qualified in their entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) to the Schedule 14D-9 and is incorporated by reference herein. The Merger Agreement is included as an exhibit to the Schedule 14D-9 to provide additional information regarding the terms of the transactions described herein and is not intended to provide any other factual information or disclosure about AGA, Parent or Purchaser. The Merger Agreement includes representations, warranties and covenants of AGA, Parent and Purchaser made solely for the benefit of the parties to the Merger Agreement. The assertions embodied in those representations and warranties were made solely for purposes of the contract among AGA, Purchaser and Parent and may be subject to important qualifications and limitations agreed to by AGA, Purchaser and Parent in connection with the negotiated terms. Moreover, some of those representations and warranties may not be accurate or complete as of any specified date, may be subject to a contractual standard of materiality different from those generally applicable to AGA's SEC filings or may have been used for purposes of allocating risk among AGA, Purchaser and Parent rather than establishing matters as facts. Investors should not rely on the representations, warranties and covenants or any description thereof as characterizations of the actual state of facts of AGA, Parent, Purchaser or any of their respective subsidiaries or affiliates.

        There has been no change in control of AGA since the beginning of AGA's last fiscal year.

DIRECTORS DESIGNATED BY PARENT

Right to Designate Directors

        The Merger Agreement provides that, after Purchaser has caused payment to be made for Shares pursuant to the Offer representing at least such number of Shares as will satisfy the Minimum Condition (as defined below), Parent will be entitled to elect or designate the number of directors on the AGA Board, rounded up to the next whole number, as is equal to the product of the total number of directors on the AGA Board (giving effect to the directors elected or designated by Parent pursuant to this sentence) multiplied by the percentage that the aggregate number of Shares beneficially owned by Parent, Purchaser and their affiliates (including Shares so accepted for payment pursuant to the Offer) bears to the total number of Shares then outstanding on a fully-diluted basis; provided that Parent will be entitled to designate at least a majority of the directors on the AGA Board so long as Parent and its affiliates beneficially own a majority of the outstanding Shares. Upon Parent's request, AGA is required to promptly (i) take all such actions as are necessary or desirable to appoint to the AGA Board the individuals so designated by Parent, including increasing the size of the AGA Board and/or promptly seeking the resignations of such number of incumbent directors as is necessary or desirable to enable Parent's designees to be elected to the AGA Board and (ii) cause Parent's designees to be elected to the AGA Board. AGA is also required to use reasonable best efforts to cause persons elected or designated by Parent to constitute at least the same percentage (rounded up to the next whole number) as is on the AGA Board of (A) each committee of the AGA Board, (B) the board of directors of each subsidiary of AGA and (C) each committee (or similar body) of each such board, in each case to the extent permitted by applicable law. In connection with the foregoing, AGA will furnish to its stockholders and file with the SEC an information statement pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 thereunder at least ten days prior to the date any such person takes office as a director on the Board. Such information statement is attached as Annex B to this Statement.

Information with respect to the Designees

        As of the date of this Information Statement, Parent has not determined who will be its designees to the Board. However, the designees will be selected from the list of potential designees provided below (the "Potential Designees"). The Potential Designees have consented to serve as directors of AGA if so designated. None of the Potential Designees currently is a director of, or holds any position with, AGA. Purchaser has informed AGA that, to its knowledge, none of the Potential Designees beneficially owns any equity securities or rights to acquire any equity securities of AGA, has a familial relationship with any director or executive officer of AGA or has been involved in any transactions with AGA or any of its directors, executive officers or affiliates that are required to be disclosed pursuant to the rules of the SEC.

List of Potential Designees

        The following sets forth information with respect to the Potential Designees (including, as of October 13, 2010, age, business address, current principal occupation or employment and five-year employment history). The business address of each Potential Designee is c/o St. Jude Medical, Inc., One St. Jude Medical Drive, St. Paul, Minnesota 55117.

Name	Age	Present Principal Occupation Or Employment and Employment History
Daniel J. Starks	56	Chairman and Chief Executive Officer of St. Jude Medical since 2004 and President since 2001. Mr. Starks has served on St. Jude Medical's Board of Directors since 1996 and has been Chairman, President and Chief Executive Officer of St. Jude Medical since May 2004. Previously, Mr. Starks was President and Chief Operating Officer of St. Jude Medical from February 2001 to May 2004. From April 1998 to February 2001, he was President and Chief Executive Officer of our Cardiac Rhythm Management Division, and prior to that, Mr. Starks was Chief Executive Officer and President of Daig Corporation, a wholly-owned subsidiary of St. Jude Medical.
John C. Heinmiller	56
		Executive Vice President of St. Jude Medical since 2004 and Chief Financial Officer since 1998. Mr. Heinmiller joined St. Jude Medical in May 1996 as a part of its acquisition of Daig Corporation, where Mr. Heinmiller had served as Vice President of Finance and Administration since 1995. In May 1998, he was named Vice President of Corporate Business Development. In September 1998, he was appointed Vice President, Finance and Chief Financial Officer and in May 2004 was promoted to Executive Vice President.
Michael T. Rousseau	54
		Group President of St. Jude Medical since 2008 and President, U.S. Division since 2009. Mr. Rousseau joined St. Jude Medical in 1999 as Senior Vice President, Cardiac Rhythm Management Global Marketing. In August 1999, Cardiac Rhythm Management Marketing and Sales were combined under his leadership. In January 2001, he was named President, U.S. Cardiac Rhythm Management Sales, and in July 2001, he was named President, U.S. Division, a position Mr. Rousseau held until January 2008, when he was promoted to Group President, initially responsible for the company's four product divisions. In November 2009, Mr. Rousseau's Group President responsibilities were realigned, with the company's Cardiac Rhythm Management Division and U.S. Division reporting directly to him. Mr. Rousseau was also named President, U.S. Division.

Name	Age	Present Principal Occupation Or Employment and Employment History
Frank J. Callaghan	57	President, Cardiovascular of St. Jude Medical since 2008. Mr. Callaghan joined St. Jude Medical as Vice President of Research and Development for the Atrial Fibrillation Division in January 2005 as part of the ESI acquisition. From 1995 to 2005, Mr. Callaghan served as Vice President of Research and Development for ESI. In January 2008, he was promoted to President, Cardiovascular Division.
Christopher G. Chavez	55
		President, Neuromodulation of St. Jude Medical since 2005. Mr. Chavez serves as President, Neuromodulation Division, as a result of our acquisition of Advanced Neuromodulation Systems (ANS) in November 2005. From April 1998 to 2005, he served as President, Chief Executive Officer and Director of ANS, when it was a separate company, and has since served as President, Neuromodulation Division.
Eric S. Fain, M.D.	50
		President, Cardiac Rhythm Management of St. Jude Medical since 2007. Dr. Fain joined St. Jude Medical in 1997 as a part of our acquisition of Ventritex, Inc., where he had served since 1987. In 1998, he was named Senior Vice President, Clinical Engineering and Regulatory Affairs, Cardiac Rhythm Management. In 2002 he was appointed Senior Vice President for Development and Clinical/Regulatory Affairs for Cardiac Rhythm Management and was promoted to Executive Vice President over those functions in 2005. In July 2007, Dr. Fain became President, Cardiac Rhythm Management Division.
Denis M. Gestin	46
		President, International of St. Jude Medical since 2008. Mr. Gestin joined St. Jude Medical in 1997 as manager of cardiac rhythm management and catheter product sales in France. He was named Managing Director of St. Jude Medical France in 1999 and was promoted to Vice President, Northern Europe & Africa in 2002. He was named President of SJM Europe, Middle East, Africa and Canada in August 2004, and in January 2008, Mr. Gestin was promoted to President, International Division.
Jane J. Song	48
		President, Atrial Fibrillation of St. Jude Medical since 2004. Ms. Song joined St. Jude Medical in 1998 as Senior Vice President, Cardiac Rhythm Management Operations. In May 2002, she was appointed President, Cardiac Surgery Division, and in August 2004, was appointed President, Atrial Fibrillation Division.

Name	Age	Present Principal Occupation Or Employment and Employment History
Behzad (Ben) Khosravi	54	Vice President, Global Quality of St. Jude Medical since 2009. Mr. Khosravi joined St. Jude Medical in 1998 as Vice President, Quality, Cardiac Rhythm Management. He held various positions within the Cardiac Rhythm Management division. In 2005, he was promoted to Senior Vice President Quality and Leads Development and Operations, Cardiac Rhythm Management. In 2006, he served as Executive Vice President Quality and Leads Development and Operations, Cardiac Rhythm Management. Prior to being appointed Vice President, Global Quality in 2009, Mr. Khosravi was Executive Vice President, Product Development and Leads Operations, Cardiac Rhythm Management from 2007 to 2009.
Angela D. Craig	38
		Vice President, Corporate Relations and Human Resources of St. Jude Medical since 2010. Ms. Craig joined St. Jude Medical in May 2005 as Vice President of Communications and served in that position until being named Vice President, Corporate Relations, in January 2006. In August 2010, Ms. Craig was named Vice President, Corporate Relations and Human Resources. Prior to joining St. Jude Medical, Ms. Craig spent 12 years with Smith & Nephew plc, a medical device company headquartered in London, England, where she last served as Vice President of U.S. Public Relations and Investor Relations from 2003 to 2005.
Pamela S. Krop	52
		Vice President, General Counsel and Corporate Secretary of St. Jude Medical since 2006. Ms. Krop joined St. Jude Medical in July 2006 as Vice President, General Counsel and Corporate Secretary. She previously spent 15 years at General Electric (GE) Company, a diversified industrial corporation, and served as General Counsel of GE Healthcare Bio-Sciences, a $3 billion business acquired by GE, formerly known as Amersham plc.
Thomas R. Northenscold	52
		Vice President, Information Technology and Chief Information Officer of St. Jude Medical since 2007. Mr. Northenscold joined St. Jude Medical in 2001 as Vice President, Finance and Administration of Daig Corporation, a wholly-owned subsidiary of St. Jude Medical. In March 2003, he was named Vice President, Administration and in November 2007 was promoted to Vice President, Information Technology and Chief Information Officer.
Donald J. Zurbay	43
		Vice President of St. Jude Medical since 2006 and Corporate Controller since 2004. Mr. Zurbay joined St. Jude Medical in 2003 as Director of Corporate Finance. In 2004, Mr. Zurbay was named Corporate Controller, and in January 2006 he was named Vice President and Corporate Controller.

 CURRENT BOARD OF DIRECTORS

Board Structure; Number of Directors

        Our Board is presently composed of eight members. As provided in our certificate of incorporation, our Board is divided into three staggered classes of directors of the same or nearly the same number. At each annual meeting of stockholders, a class of directors is elected for a three-year term to succeed the directors of the same class whose terms are then expiring.

        Our directors, their ages, and their respective classes and terms, as of October 13, 2010, are as follows:

Name of Director	Age	Principal Occupation	Director Since
Class II directors whose terms expire in 2011
Jack P. Helms(2)	57	Chairman of the board of directors of Lazard Middle Market LLC	2009
Terry Allison Rappuhn(2)	54	Project leader and consultant for the Patient Friendly Billing Project	2006
Sean M. Traynor(1)	41	General partner at Welsh, Carson, Anderson & Stowe	2005
Class III directors whose terms expire in 2012
Tommy G. Thompson(1)(3)	68	Partner at the law firm of Akin Gump Strauss Hauer & Feld LLP	2005
Franck L. Gougeon(1)(3)	44	Consultant to AGA Medical Corporation	1995
Paul B. Queally(3)	46	Co-president of Welsh, Carson, Anderson & Stowe	2005
Class I directors whose terms expire in 2013
Daniel A. Pelak	59	Senior Advisor to Welsh, Carson, Anderson & Stowe	2006
Darrell J. Tamosuinas(2)	57	Independent consultant	2005

(1)
Member of corporate development committee

(2)
Member of audit committee

(3)
Member of compensation committee

        The following paragraphs provide information about each director, including all positions he or she holds, his or her principal occupation and business experience for the past five years, and the names of other publicly-held companies of which he or she currently serves as a director or has served as a director during the past five years. The information presented below regarding each director also sets forth specific experience, qualifications, attributes and skills that led our board to the conclusion that he or she should serve as a director in light of our business and structure.

Class II Directors Whose Terms Expire in 2011

        Jack P. Helms joined our Board on October 26, 2009. He has been elected to our board of directors as a nominee of the Gougeon Stockholders pursuant to the stockholders agreement between the Gougeon Stockholders and the WCAS Stockholders as (defined in the section of this Information Statement entitled "Corporate Governance"). He currently serves as the Chairman of the board of directors of Lazard Middle Market LLC. Lazard Middle Market, a subsidiary of Lazard Ltd., provides strategic advice on mergers and acquisitions, restructuring and capital raising to the middle market.

Mr. Helms joined Goldsmith Agio Helms (GAH) (the predecessor firm to Lazard Middle Market) in 1987. He became president of GAH in 1992 and served in that capacity until 2007 when the firm was sold to Lazard. Prior to joining Lazard Middle Market, Mr. Helms was a partner at Fredrikson & Byron, P.A. an international law firm practicing in the area of mergers and acquisitions, limited partnerships, and tax and corporate law. Mr. Helms' formerly served on the board of Applebee's International, Inc. Mr. Helms holds a law degree from the University of Michigan Law School and a bachelor of science degree in industrial administration from Iowa State University. Mr. Helms is a member of the Minnesota bar, a certified public accountant, and a member of the Minnesota Society of CPAs. Mr. Helms' extensive knowledge of financial and capital markets, as well as his experience with advising companies in a broad array of industries, including healthcare, consumer and manufacturing, enable him to contribute strategic insights important to a newly public company.

        Terry Allison Rappuhn has served as a member of our Board since May 2006, and as the chairman of our audit committee since July 2006. Ms. Rappuhn served from December 2003 until July 2007 as a director and chair of the audit committee for Genesis HealthCare Corporation and also served on the Genesis compensation and compliance committees. Ms. Rappuhn has served since April 2002 as project leader and consultant for the Patient Friendly Billing® Project, a national initiative led by the Healthcare Financial Management Association. From 1999 to April 2001, Ms. Rappuhn served as Senior Vice President and Chief Financial Officer of Quorum Health Group, Inc., an owner and operator of acute care hospitals. From 1996 to 1999 and from 1993 to 1996, Ms. Rappuhn served as Quorum's Vice President, Controller and Assistant Treasurer and as Vice President, Internal Audit, respectively. Ms. Rappuhn holds a Bachelor of Business Administration from Middle Tennessee State University and is a Certified Public Accountant. Ms. Rappuhn possesses in-depth, practical knowledge of financial and accounting principles, having held numerous executive financial positions and serving on other boards and committees of healthcare companies. This background, along with her Certified Public Accountant designation, provides a valuable perspective to the Board and is important to her role as Chairman of the audit committee.

        Sean M. Traynor has served as a member of our Board since August 2005. Mr. Traynor currently serves as a member on the board of directors of Universal American Financial Corporation, Amerisafe, Inc., and certain other private companies. Since 1999, Mr. Traynor has been an investment professional at WCAS, and is currently a general partner, where he focuses on investments in the healthcare industry. WCAS is a private equity investment firm focused on investments in the healthcare and business/information service industries. Entities and individuals affiliated with WCAS are controlling stockholders of AGA, and pursuant to the stockholders agreement with the Gougeon Stockholders, Mr. Traynor has been elected to our board of directors. Prior to joining WCAS, Mr. Traynor worked from 1996 to 1999 in the healthcare and financial services investment banking groups at BT Alex Brown. From 1991 to 1994 Mr. Traynor served as an associate and senior associate with Coopers & Lybrand LLP (now PricewaterhouseCoopers). Mr. Traynor holds a Bachelor of Science Degree from Villanova University and an MBA with distinction from the Wharton School of Business. Mr. Traynor has served on multiple private and public company boards in the healthcare industry and has extensive experience in corporate transactions, including but not limited to M&A, leveraged buyouts and private equity financing. As such, he provides the Board with a valuable perspective in evaluating the prospects of existing business operations and assessing the potential for future innovative opportunities.

Class III Directors Whose Terms Expire in 2012

        Tommy G. Thompson has served as chairman and a director of our Board and as a member of our compensation committee since August 2005. Mr. Thompson has served as a partner at the law firm of Akin Gump Strauss Hauer& Feld in Washington, D.C. since March 2005, and on the board of directors of Centene Corporation and CR Bard since May 2005, and August 2005, respectively, and on the board of directors of United Therapeutics Corporation since December 2009, as well as on the boards of several private companies. Mr. Thompson served as the independent chairman of the Deloitte Center for Health Solutions from March 2005 to May 2009. From 1987 to 2001, Mr. Thompson served four terms as the Governor of Wisconsin and was nominated in 2001 by President George W. Bush to serve as the secretary of the United States Department of Health & Human Services, a position which he held until 2005. At Deloitte and Akin Gump, and during his terms in office, Mr. Thompson focused on developing solutions to the healthcare challenges that face the nation by improving the use of information technology in hospitals and clinics and modernizing Medicare and Medicaid. Mr. Thompson holds both a Bachelor's Degree and Juris Doctor from the University of Wisconsin-Madison. Mr. Thompson's in-depth knowledge and understanding of the healthcare regulatory environment and governmental processes, coupled with the relationships he has developed with key governmental officials, have been particularly helpful to the Board. His legal background and insights also add a valuable perspective to the Board's discussions.

        Franck L. Gougeon is a director and co-founder of our company. Mr. Gougeon has served as a member of our Board since our company's inception in 1995. Mr. Gougeon also served as our Executive Vice President until October 2002, when he was promoted to President and Chief Executive Officer and served in that capacity until June 2008. Mr. Gougeon has served as chairman of our corporate development committee since June 2008. Mr. Gougeon and the Gougeon Stockholders are controlling stockholders of AGA, and pursuant to the stockholders agreement with the WCAS Stockholders, Mr. Gougeon has been elected to our Board. Prior to founding our company, Mr. Gougeon worked for Microvena Corporation (now ev3 Inc.) in various management positions in international sales and clinical and regulatory affairs. Mr. Gougeon holds a Bachelor's Degree in International Business from the École Nationale De Commerce in Paris, France. Mr. Gougeon has substantial management experience within the medical device industry. His prior role as President and CEO of AGA has provided him with an extensive knowledge of the medical device industry in general, and a deep understanding of the people, operations, processes, and products of AGA, in particular.

        Paul B. Queally has served as a member of our Board since July 2005, and as a member of our compensation committee since August 2005. Mr. Queally has been a general partner at WCAS since January 1996 and a member of its management committee since 2000. In October 2007, Mr. Queally became a Co-President of WCAS. WCAS is a private equity investment firm focused on investments in the healthcare and business/information services industries. Entities and individuals affiliated with WCAS are controlling stockholders of AGA, and pursuant to the stockholders agreement with the Gougeon Stockholders, Mr. Queally has been elected to our Board. Prior to joining WCAS, Mr. Queally was a general partner at the Sprout Group, which was the private equity arm of Donaldson, Lufkin & Jenrette Securities Corporation. Mr. Queally has been a board member of United Surgical Partners, Inc., Concentra Managed Care, Inc., MedCath Inc., Aptuit, Inc. since April 2007, September 1998 and September 1996 respectively and also serves on the boards of several private companies. Mr. Queally served on the board of MedCath, Inc. from July 1998 to March 2009 and served on the board of LabOne, Inc. from August 2001 to May 2004. Mr. Queally holds a Bachelor of Arts Degree from the University of Richmond, where he is a member of the Board of Trustees, and an MBA from Columbia University. Mr. Queally has served on multiple private and public company boards and has extensive experience in corporate transactions, including but not limited to M&A, leveraged buyouts and private equity financing. In that capacity, Mr. Queally has obtained valuable experience in strategic and tactical initiatives which have been particularly helpful to the Board's perspective.

Class I Directors Whose Terms Expire in 2013

        Daniel A. Pelak has served as a member of our Board since 2006. Mr. Pelak served as the President and Chief Executive Officer of InnerPulse, Inc. from September 2005 until July 2008 and has served as Senior Advisor to Welsh, Carson, Anderson & Stowe, or WCAS, since November 2008. Entities and individuals affiliated with WCAS are controlling stockholders of AGA, and pursuant to the stockholders agreement with the Gougeon Stockholders (as defined in the section of this Information Statement entitled "Corporate Governance"), Mr. Pelak serves on our board of directors. Mr. Pelak currently serves as a member of the board of directors of several privately-held medical device companies. From 2002 to 2005, Mr. Pelak was the President and Chief Executive Officer of Closure Medical Corporation and also served on its board of directors during that time. From 1976 to 2002, Mr. Pelak was employed by Medtronic, Inc. where he served as Vice President from 1989 and was responsible for the general management of several operating divisions. Mr. Pelak holds a Bachelor of Science Degree from Pennsylvania State University. We believe Mr. Pelak's experience in the medical device industry, particularly his experience serving as the Chief Executive Officer or a member of the Board of Directors of several medical device companies, makes him well-suited to serve as a member of our Board.

        Darrell J. Tamosuinas has served as a member of our Board since August 2005 and as a member of our audit committee since 2006. Mr. Tamosuinas was elected to our Board as a nominee of the Gougeon Stockholders pursuant to the stockholders agreement between the Gougeon Stockholders and the WCAS Stockholders. Mr. Tamosuinas is an independent consultant and most recently served as a Senior Vice President with GE Commercial Finance. From 1996 to 2007, Mr. Tamosuinas owned and operated a contract manufacturing company and provided financial and operational consulting services to companies in a broad variety of industries. From 1986 to 1996, Mr. Tamosuinas was with Ernst & Young LLP's Financial Advisory Services Group, most recently serving as partner in charge of the Midwest regional restructuring practice based in Chicago. Previously, Mr. Tamosuinas served as Vice President of Chase Manhattan Bank's Corporate Bank in New York and as a petroleum engineer with the Union Oil Company of California. Mr. Tamosuinas holds a Bachelor of Science Degree in Mechanical Engineering from the University of Southern California and an MBA from the California State Polytechnic University. Mr. Tamosuinas is also qualified as a Certified Public Accountant and a Certified Insolvency and Reorganization Advisor. Mr. Tamosuinas' experience of more than 30 years of financial and operating positions, several of which were in the highly regulated energy and healthcare industries, as well as his experience as a financial and operational consultant to companies in a broad range of industries, enable him to provide a valuable perspective to the Board.

 DIRECTOR COMPENSATION

        The following table provides compensation information for our non-employee directors during fiscal 2009:

Director Compensation for 2009

Name	Fees Earned or Paid in Cash ($)	Stock Option Awards(1)(2) ($)	All Other Compensation ($)		Total ($)
Franck L. Gougeon	36,000	25,921	170,000	(3)	231,921
Jack P. Helms	26,000	2,181	—		28,181
Daniel A. Pelak	32,000	3,165	—		35,165
Paul B. Queally	—	42,703	—		42,703
Terry Allison Rappuhn	67,000	3,165	—		70,165
Darrell J. Tamosuinas	37,000	3,165	—		40,165
Tommy G. Thompson	—	311,039	220,000	(4)	531,039
Sean M. Traynor	—	42,703	—		42,703

(1)
Reflects the grant date fair value of awards granted in 2009, calculated in accordance with the Financial Accounting Standards Board's Accounting Standards Codification Topic 718 (ASC 718). These values have been determined based on the assumptions set forth in Note 11 to our consolidated financial statements for 2009, included in our Form 10-K filed with the Securities and Exchange Commission.

(2)
As of December 31, 2009, the directors held options to purchase the following numbers of Shares of our Common Stock: Mr. Gougeon, 13,985; Mr. Helms, 6,293; Mr. Pelak, 13,985; Mr. Queally, 13,985; Ms. Rappuhn, 13,985; Mr. Tamosuinas, 13,985; Mr. Thompson, 413,320; and Mr. Traynor, 13,985. As of December 31, 2009, no directors held any restricted stock or restricted stock unit awards.

(3)
Represents an annual retainer paid to Mr. Gougeon pursuant to a consulting agreement dated June 20, 2008.

(4)
Represents an annual retainer paid to Mr. Thompson pursuant to the compensation arrangement dated July 28, 2005.

Overview

        We provide a combination of cash and non-cash compensation to our non-employee directors (other than Mr. Thompson) who are not employed by the WCAS Stockholders or their affiliates.

        In January 2009, the compensation committee approved a compensation plan for our non-employee directors (other than Mr. Thompson) who are not employed by the WCAS Stockholders or their affiliates. Pursuant to this plan, these directors (namely, Mr. Gougeon, Mr. Helms, Mr. Pelak, Ms. Rappuhn and Mr. Tamosuinas) will receive from us a $25,000 annual retainer, $1,000 for each board meeting attended, $1,000 for each committee meeting attended in person and $500 for each committee meeting attended telephonically. In addition, the chair of the audit committee receives $30,000 per year for serving as committee chair. Mr. Thompson earns cash compensation pursuant to a five-year independent contractor agreement executed in July 2005. After the completion of our initial public offering, Mr. Thompson's compensation arrangement was amended for 2010 to reduce the annual Board fee from $100,000 to $75,000, paid monthly in equal installments, and to terminate the $120,000 annual retainer paid under this agreement to Akin Gump Strauss Hauer & Feld LLP, where Mr. Thompson serves as partner. Mr. Thompson does not receive fees for meetings he attends.

        The non-cash compensation for our non-employee directors consists of grants of options to purchase our Common Stock under both our 2008 Equity Incentive Plan described under "Executive Compensation—Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards Table—2008 Non-Equity Incentive Plan," and prior to our initial public offering, such options were granted under our 2006 Equity Incentive Plan described under "Executive Compensation—Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards Table—2006 Equity Incentive Plan." In 2006, we granted to each of Mr. Pelak, Mr. Tamosuinas and Ms. Rappuhn options to purchase 6,293 Shares of our Common Stock, all of which are currently fully vested as of December 31, 2009. In June 2008, we granted Mr. Gougeon an option to purchase 6,293 Shares of our Common Stock which will vest over 3 years and have a 5 year term. Upon completion of our initial public offering in 2009, we granted to each of Mr. Gougeon, Mr. Pelak, Mr. Tamosuinas, Ms. Rappuhn, Mr. Queally and Mr. Traynor options to purchase 7,692 Shares of our Common Stock which will vest over three years and have a five year term. These options have an exercise price per Share equal to $14.50, which was the price per Share offered in our initial public offering. Similarly, when Mr. Helms joined our Board following completion of our initial public offering, we granted him an option to purchase 6,293 Shares of our Common Stock which will vest over three years and has a five year term. In connection with the Board Agreement with Mr. Thompson executed in January 2010, Mr. Thompson received options to purchase 7,692 Shares of our Common Stock which will vest over three years and has a seven year term. These options have an exercise price of $14.93 per Share.

        On June 20, 2008, Mr. Gougeon resigned as our President and Chief Executive Officer, and until then he did not receive compensation to serve as a director. On that date, we entered into a transition agreement with Mr. Gougeon pursuant to which we agreed to pay him a special bonus of $500,000. Our board of directors decided to make this payment in order to recognize Mr. Gougeon's long-time service to our company, including his role as co-founder, and to provide for the orderly transition to a new President and Chief Executive Officer for our company. Our Board believed that $500,000 was an appropriate payment amount because it represents approximately one year's salary plus a pro rata portion of the bonus that Mr. Gougeon earned in 2007. We also entered into an engagement letter with Mr. Gougeon pursuant to which he is entitled to receive the same cash and non-cash compensation for serving as a director as Mr. Tamosuinas, Ms. Rappuhn and Mr. Pelak described above. In addition, on the same date we entered into a consulting agreement with Mr. Gougeon pursuant to which he is entitled to receive an annual retainer of $170,000 paid monthly for up to 30 days of consulting services to us per any 12-month period. In 2008 and 2009, he received a retainer of $99,169 and $170,000, respectively, for consulting services to us pursuant to this consulting agreement. Mr. Gougeon did not receive any compensation in excess of his retainer for consulting services in 2008 or 2009.

        Prior to January 2010, Mr. Thompson earned cash compensation pursuant to a five-year independent contractor agreement executed in July 2005 at the time of our reorganization. Pursuant to this agreement, Mr. Thompson was required to devote up to 20% of his time to matters relating to our company that include assisting with FDA and regulatory affairs, customer relations, clinical trial awareness and media and investor communications, and serving as the chairman of our Board. For providing such services, Mr. Thompson received a monthly cash payment of $8,333. In 2009, Mr. Thompson received $100,000 of cash compensation for his services to us pursuant to the terms of this agreement. In addition, pursuant to the terms of this agreement, Mr. Thompson was granted options to purchase 413,320 Shares of our Common Stock, equivalent to 1% of our then-outstanding Shares, that vest 20% annually over a five-year period commencing upon the execution of the independent contractor agreement in July 2005. In April 2006, our stockholders and Board approved a special retention bonus of $255,000 for Mr. Thompson, subject to the successful completion of our April 2006 recapitalization, which was payable in three equal annual installments over a three-year period; provided that Mr. Thompson continued to serve as our chairman of the Board at each of the applicable times. In 2008, we paid Mr. Thompson the last installment of $85,000 of this $255,000 bonus.

In accordance with this agreement with Mr. Thompson, we are also required to pay an annual retainer of $120,000 (in monthly installments of $10,000) to Akin Gump Strauss Hauer & Feld LLP, where Mr. Thompson serves as a partner. As noted, Mr. Thompson's compensation arrangement was amended effective as of January 1, 2010. Pursuant to the amended agreement, for 2010 we agreed to pay Mr. Thompson an annual Board fee of $25,000, paid monthly in equal installments, and to terminate the $120,000 annual retainer paid under this agreement to Akin Gump Strauss Hauer & Feld LLP.

        We had not historically provided director compensation to Messrs. Queally and Traynor, who are non-employee directors affiliated with the WCAS Stockholders; however, in April 2009, our compensation committee awarded to each of Messrs. Queally and Traynor options to purchase 6,293 Shares of our Common Stock, the same number of options that had been granted in 2009 to each of our non-employee directors who are not affiliated with the WCAS Stockholders. These options have an exercise price equal to $19.66. One third of these options vested immediately on the grant date, another one-third will vest on the first anniversary of the grant date and the remaining one-third will vest on the second anniversary of the grant date.

        We reimburse our directors for out-of-pocket expenses incurred in connection with attending our Board and committee meetings.

CORPORATE GOVERNANCE

Director Independence

        Our Board has affirmatively determined that Ms. Rappuhn, Mr. Helms and Mr. Tamosuinas meet the definition of "independent director" under Rule 5605 of the Nasdaq listing rules. In determining the independence, our Board reviewed the transactions described under "Certain Relationships and Related Transactions," including the Third Amended and Restated Stockholders Agreement between the WCAS Stockholders and the Gougeon Stockholders.

        We are a "controlled company" as set forth in Rules 5605 and 5615 of the Nasdaq listing rules because more than 50% of our voting power is held by a group formed by WCAS IX, WCAS CP IV, and other individuals and entities affiliated with Welsh Carson, which we collectively referred to as the "WCAS Stockholders," and Franck L. Gougeon, our director and co-founder, and other entities controlled by Mr. Gougeon, which we collectively refer to as the "Gougeon Stockholders." Under the Nasdaq listing rules, a "controlled company" may elect not to comply with certain Nasdaq corporate governance requirements, including the requirement that a majority of the board of directors consist of independent directors and the requirement that directors nominations and executive compensation must be approved by a majority of independent directors or a nominating or compensation committee comprised solely of independent directors.

Leadership Structure

        Since our reorganization in 2005, we have had separate individuals serving as Chairman of the Board and as Chief Executive Officer. The CEO is responsible for setting the strategic direction of the Company and managing the day-to-day leadership and performance of the Company, while the Chairman provides guidance to the CEO, sets the agenda for meetings of the board of directors and presides over meetings of the full Board. The Company believes this structure strengthens the role of the board in fulfilling its oversight responsibility and fiduciary duties to the Company's stockholders while recognizing the day-to-day management direction of the Company by its CEO, John Barr.

Family Relationships

        There is no family relationship between any director, executive officer or person nominated to become a director or executive director

Certain Relationships and Related Transactions

  2005 and 2009 Securities Purchase Agreements

        On July 28, 2005, in connection with our July 2005 reorganization, our wholly-owned subsidiary AGA Medical Corporation ("AGA Medical") issued $50.0 million aggregate principal amount of the 2005 notes to one of the WCAS Stockholders. The 2005 notes required semiannual interest payments, were unsecured obligations of AGA Medical and were subordinated in right of payment to our senior secured credit facility. As part of the transaction agreement, AGA Medical issued 6,524 shares of Series A preferred stock valued at $6.5 million to the WCAS Stockholders, which shares were converted to 912,447 Shares of our Common Stock immediately prior to completion of our initial public offering. As a result, the discounted issue value of the 2005 note was $43.5 million. The $6.5 million of discount from the face value was accreted on our balance sheet to the 2005 note repayment amount utilizing the effective interest rate. The original issue discount has been recognized as interest expense of $3.4 million, $0.9 million, and $0.9 million for the years ended December 31, 2009, 2008 and 2007, respectively. In compliance with the terms of the securities purchase agreement governing the 2005 notes, we used a portion of our net proceeds from our initial public offering to prepay these notes at a price equal to 100% of their face principal amount plus accrued and unpaid interest. The interest expense for the year ended December 31, 2009 of $3.4 million includes $2.7 million write-off of the unamortized debt discount that remained upon extinguishment.

        On January 5, 2009, in order to finance, in part, the acquisition of the assets of our former Italian distributor, AGA Medical issued to one of the WCAS Stockholders for an aggregate purchase price of $15.0 million (1) $15.0 million in aggregate principal amount of the 2009 notes, and (2) 1,879 shares of Series B preferred stock valued at $1.9 million, which shares were converted to 95,562 Shares of our Common Stock immediately prior to completion of our initial public offering. The 2009 notes are fully and unconditionally guaranteed by Amplatzer Medical Sales Corporation, our wholly-owned subsidiary. The discounted issue value of the subordinated note is $13.1 million. The $1.9 million of discount from the face value is being accreted on our balance sheet to the 2009 note repayment amount utilizing the effective interest rate. The original issue discount has been recognized as interest expense of $0.5 million for year ended December 31, 2009. As of December 31, 2009, the accreted value of our outstanding 2009 notes on our balance sheet was $13.6 million. Interest on the senior subordinated note is payable on a semiannual basis in arrears on January 1 and July 1 of each year. The effective interest rate of the 2009 notes at December 31, 2009 was 14.7%, compounded semiannually.

        On September 1, 2010, we paid down an additional $5 million on the 2009 notes, and the principal balance outstanding on such notes was reduced to $10 million.

  Third Amended and Restated Stockholders Agreement

        On October 20, 2009, we entered into an amended and restated stockholders agreement with the WCAS Stockholders and the Gougeon Stockholders. The stockholders agreement:

  •
  imposes restrictions on transfer of our Shares by the WCAS Stockholders and the Gougeon Stockholders;

  •
  provides the WCAS Stockholders and the Gougeon Stockholders with tag-along rights with respect to certain transfers of our Shares held by the other stockholder;

  •
  allows the parties thereto to each designate one nominee to our Board per each 6% they own of our Common Stock up to a maximum of three directors each; three of our directors (Daniel A. Pelak, Paul B. Queally and Sean M. Traynor) hold their Board positions as WCAS Stockholders designees and three of our directors (Franck L. Gougeon, Jack P. Helms and Darrell J. Tamosuinas) hold their Board positions as Gougeon Stockholders designees;

  •
  provides that the parties thereto will agree to cause their Board designees, to the extent permitted by law, to create and maintain a compensation committee and, until Mr. Gougeon no longer serves as a director of our Board, a corporate development committee, each such committee consisting of three directors, one of whom must be a WCAS Stockholder designee and one of whom must be a Gougeon Stockholder designee;

  •
  allows the WCAS Stockholders and the Gougeon Stockholders to appoint, subject to certain conditions, a Board observer if they own, in each case, at least five percent 5% (but less than 6%) of our Common Stock;

  •
  provides that if we propose to enter into a transaction that would result in the sale of all of our capital stock or substantially all of our assets to one or more persons not affiliated with the WCAS Stockholders, and the WCAS Stockholders have voted in favor of such transaction, then, subject to certain conditions, the Gougeon Stockholders also will be required to vote in favor of such transaction and, if applicable, to sell their shares of our capital stock; and

  •
  grants the WCAS Stockholders and the Gougeon Stockholders, subject to certain conditions, certain information rights if they own at least 5% of our Common Stock.

        The amended and restated stockholders agreement will terminate with respect to the WCAS Stockholders when they collectively hold less than 5% of the voting power of the outstanding shares our capital stock, with respect to the Gougeon Stockholders when they collectively hold less than 5% of the voting power of the outstanding shares of our capital stock and with respect to all stockholders party thereto upon any sale of all then issued and outstanding equity securities in exchange for equity securities of a person, as defined therein, registered under Section 12 of the Exchange Act.

        In a transaction related to entering into a prior amendment to the stockholders agreement on April 21, 2008, the Gougeon Stockholders sold to the WCAS Stockholders 4,350,209 Shares of our Common Stock.

  Amended and Restated Registration Rights Agreement

        On April 21, 2008, we entered into an amended and restated registration rights agreement with the WCAS Stockholders and the Gougeon Stockholders, which was subsequently amended on January 5, 2009. Pursuant to that agreement, the WCAS Stockholders and the Gougeon Stockholders are, in each case, entitled to registration rights. Therefore, the WCAS Stockholders and the Gougeon Stockholders may require us to effect the registration of any or all of the Shares of Common Stock held by the WCAS Stockholders or the Gougeon Stockholders, as the case may be. Such requirement is called a demand registration. Pursuant to the amended and restated registration rights agreement, we are required to pay all registration expenses in connection with a demand registration, unless subsequently withdrawn by the initiating stockholder. In addition, if we propose to register any of our common stock or any other equity securities under the Securities Act, whether or not for our own account, the WCAS Stockholders and the Gougeon Stockholders are entitled to notice of registration and are entitled to include their Shares of Common Stock in such registration with all registration expenses paid by us.

  Amended and Restated Stock Purchase Agreement

        As part of our July 2005 reorganization, AGA Medical entered into an Amended and Restated Stock Purchase Agreement dated as of July 28, 2005, as amended on April 28, 2006 and June 20, 2008 with certain of the WCAS Stockholders and Franck L. Gougeon whereby 122,000 shares of Series A preferred stock were issued to such WCAS Stockholders at a purchase price of $1,000 per share. In accordance with the agreement, we agreed to indemnify the WCAS Stockholders for any breach or violation of the agreement by us or Mr. Gougeon.

  Employment Agreements

        We have employment agreements with certain of our named executive officers, the material terms of which are described below under the heading "Executive Compensation."

  Consulting Agreements

        On June 20, 2008, we entered into a consulting agreement with Franck L. Gougeon, pursuant to which we engaged him as a consultant to (1) represent us with healthcare professionals and at medical industry conferences, (2) advise our Chief Executive Officer and (3) perform such other services as we may reasonably request from time to time. Mr. Gougeon will perform his services as a consultant up to a maximum of 30 days per any 12-month period and any additional day in excess of these 30 days to which Mr. Gougeon agrees. We pay Mr. Gougeon a retainer of $170,000 for each maximum of 30 days per any 12-month period commencing on the date of the agreement. If Mr. Gougeon serves in excess of 30 days during any 12-month period, we are required to compensate him at an hourly rate of $400. The agreement will terminate upon the earlier to occur of (1) five years or (2) the date upon which the Gougeon Stockholders beneficially owns less than 10% of all of the issued and outstanding Shares of the fully diluted shares of our Common Stock.

        We have also entered into an independent contractor agreement with Tommy G. Thompson, and a Board Agreement dated January 4, 2010. See "Director Compensation."

  Agreements with Dr. Kurt Amplatz and Mr. Curtis Amplatz

        On December 23, 2005, we entered into a five-year research agreement with Dr. Amplatz, which was extended for an additional five year term in August 2010. In accordance with this agreement, we pay Dr. Amplatz (1) $18,333.33 per month for the research, animal studies and related development services in the fields of our industry, and (2) a fixed percentage of royalties on products of ours that incorporate current and future patented technology developed by Dr. Amplatz and assigned to us under the agreement. This agreement obligates us to pay royalties on specific product sales and are payable throughout the life of the patents. In 2006, 2007, 2008 and 2009, we made royalty payments that were earned to Dr. Amplatz under this agreements in amounts of $2.4 million, $2.9 million, $3.4 million and $4.1 million, respectively.

        On April 22, 1996 and November 22, 2001, we entered into royalty-payment agreements with Mr. Curtis Amplatz, Dr. Amplatz's son, under which we pay Mr. Curtis Amplatz a fixed percentage of royalties throughout the life of certain of our patents for which Mr. Curtis Amplatz is a named inventor. These agreements also obligate us to pay royalties on specific product sales and are payable throughout the life of the patents, which currently expire no earlier than 2017. In 2008, Mr. Curtis Amplatz inquired regarding the scope of the royalty agreements we had with him and whether they applied to additional products of ours. In response, we had discussions in which we clarified the scope of the agreements and our payments under the agreements. In 2006, 2007, 2008 and 2009, we made royalty payments that were earned by Mr. Curtis Amplatz under these agreements in amounts of $2.5 million, $3.0 million, $3.2 million and $3.6 million, respectively.

Review, Approval or Ratification of Transactions with Related Parties

        Our related person policy requires that a "related person" (as defined in Item 404(a) of Regulation S-K) must promptly disclose to our General Counsel or Chief Compliance Officer any "related person transaction" (defined as any transaction that is reportable by us under Item 404(a) of Regulation S-K) and all material facts with respect thereto. When a related party transaction is reported, our General Counsel or Chief Compliance Officer promptly communicates that information to our audit committee. In reviewing a transaction, our audit committee considers all relevant facts and circumstances, including (1) the commercial reasonableness of the terms, (2) the benefit and perceived benefits, or lack thereof, to us, (3) opportunity costs of alternate transactions, and (4) the materiality and character of the related person's interest, and the actual or apparent conflict of interest of the related person. Our audit committee only approves or ratifies a related person transaction when it determines that, upon consideration of all relevant information, the transaction is in, or is not inconsistent with, the best interests of our company and stockholders. No related person transactions will be consummated without the approval or ratification of our audit committee. It is our policy that directors interested in a related person transaction will recuse themselves from any vote relating to a related person transaction in which they have an interest.

Our Code of Conduct

        All our employees, including our executive officers and directors, are required to comply with our Code of Conduct in order to maintain our reputation throughout the world for legal, moral, and ethical behavior. Our Code of Conduct is published on our website, at www.amplatzer.com in the Investors section under the Corporate Governance caption, and is available in print to any stockholder who requests it. We intend to disclose future amendments to, or waivers for directors and executive officers of, our Code of Conduct on our website promptly following the date of such amendment or waiver.

Committees of the Board and Meetings

        Our Board has three permanent committees: the audit committee, the compensation committee and the corporate development committee. In addition, from time to time, special committees may be established under the direction of our Board when necessary to address specific issues. We are a "controlled company" as set forth in Rules 5605 and 5615 of the Nasdaq listing rules, because more than 50% of our voting power is held by a group formed by the WCAS Stockholders and the Gougeon Stockholders (as defined above). Under the Nasdaq listing rules, a "controlled company" may elect not to comply with certain Nasdaq corporate governance requirements, including the requirement that a majority of the Board consist of independent directors and the requirement that directors nominations and executive compensation must be approved by a majority of independent directors or a nominating or compensation committee, as applicable, comprised solely of independent directors.

        The following table summarizes the current membership of the Board and each of its standing committees and the number of times each standing committee met during fiscal year 2009. The charters of our audit, compensation, and corporate development committees are published on our website at www.amplatzer.com in the Investors section under the Corporate Governance caption. These materials are available in print to any stockholder upon request. From time to time, each committee reviews and updates its charter as it deems necessary and appropriate.

	Board	Audit	Compensation	Corporate Development
Mr. Gougeon	X		X	X
Mr. Helms	X	X
Mr. Pelak	X
Mr. Queally	X		X
Ms. Rappuhn	X	Chair
Mr. Tamosuinas	X	X
Mr. Thompson	Chair		Chair	X
Mr. Traynor	X			X
Number of fiscal year 2009 meetings	9	7	4	0

        During the 2009 fiscal year, each of our directors attended at least 75% of the Board of Directors meetings and meetings of committees on which the director served.

        We do not have an annual meeting attendance policy for directors but directors in attendance at annual meetings can provide stockholders with an opportunity to communicate with directors about issues affecting us.

        In accordance with Rule 5605 of the Nasdaq listing rules, the independent directors, Ms. Rappuhn, Mr. Helms and Mr. Tamosuinas, will hold regularly scheduled executive sessions at least twice per year, generally in conjunction with regularly scheduled Board meetings.

Audit Committee

        Our audit committee consists of Terry Allison Rappuhn, Darrell J. Tamosuinas and Jack P. Helms, who replaced Sean M. Traynor on the committee effective October 8, 2010. Among other matters, our audit committee is responsible for:

  •
  appointment, termination, compensation and oversight of the work of any accounting firm engaged to prepare or issue an audit report or other audit, review or attest services;

  •
  evaluating the qualifications, performance and independence of the independent auditor on an ongoing basis, and no less frequently than annually;

  •
  considering and approving, in advance, all audit and non-audit services to be performed by the independent accountants;

  •
  reviewing and discussing the adequacy and effectiveness of our accounting and financial reporting processes and the audits of our financial statements;

  •
  establishing procedures for the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls or auditing matters and the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters;

  •
  investigating any matter brought to its attention within the scope of its duties and engaging independent counsel and other advisers as the audit committee deems necessary;

  •
  determining compensation of the independent auditors and compensation of advisors hired by the audit committee;

  •
  reviewing our audited annual and quarterly consolidated financial statements, earnings releases and periodic reports to be filed with the Securities and Exchange Commission ("SEC"), including the officer certifications filed with such reports;

  •
  preparing the report of the audit committee to be included in our proxy statement;

  •
  reviewing major changes to our accounting principles and practices as suggested by the independent auditor and management;

  •
  reviewing our policies relating to financial risk assessment and financial risk management;

  •
  reviewing and assessing the adequacy of its formal written charter on an annual basis;

  •
  reviewing and approving related party transactions for potential conflict of interest situations on an ongoing basis;

  •
  overseeing compliance with our Code of Conduct; and

  •
  handling such other matters that are specifically delegated to the audit committee by our board of directors from time to time.

Audit Committee Independence and Financial Experts

        The SEC rules and the Nasdaq listing rules require our audit committee to be made up entirely of independent directors within one year of the initial listing of our securities. At this time, our Board has affirmatively determined that Ms. Rappuhn, Mr. Tamosuinas and Mr. Helms meet the definition of "independent directors" for purposes of serving on an audit committee under Rule 5605 of the Nasdaq listing rules. The Board intends to have the audit committee composed of entirely of independent directors within the time period specified by the Nasdaq listing rules.

        Ms. Rappuhn qualifies as an "audit committee financial expert" within the meaning of that term as defined by the SEC pursuant to Section 407 of the Sarbanes-Oxley Act of 2002. The designation of Ms. Rappuhn as the audit committee financial expert does not impose on Ms. Rappuhn any duties, obligations or liability that are greater than the duties, obligations and liability imposed on Ms. Rappuhn as a member of the audit committee and the Board in the absence of such designation or identification.

Audit Committee Pre-Approval Policies

        Rules adopted by the SEC in order to implement requirements of the Sarbanes-Oxley Act of 2002 require public company audit committees to pre-approve audit and non-audit services provided by a company's independent registered public accounting firm. Our audit committee has adopted pre-approval procedures pursuant to which audit, audit-related, tax and other permissible non-audit services, are pre-approved by category of service. The fees are budgeted, and actual fees versus the budget are monitored throughout the year. During the year, circumstances may arise when it may become necessary to engage the independent registered public accounting firm for additional services not contemplated in the original pre-approval. In those instances, we obtain the pre-approval of our audit committee before engaging the independent registered public accounting firm. The policies require the audit committee to be informed of each service, and the policies do not include any delegation of the audit committee's responsibilities to management. The audit committee may delegate pre-approval authority to one or more of its members. The member to whom such authority is delegated will report any pre-approval decisions to the audit committee at its next scheduled meeting.

Report Of The Audit Committee

        The Board of Directors maintains an audit committee comprised of three of our independent directors, including a Financial Expert. The board of directors and the audit committee believe that the audit committee's current member composition satisfies the Nasdaq listing rule that governs audit committee composition, Rule 5605(c), including the requirement that audit committee members all be "independent directors" as that term is defined by Nasdaq Rule 5605(a)(2) and Exchange Act Rule 10A-3.

        In accordance with its written charter adopted by the board of directors, the audit committee assists the board of directors with fulfilling its oversight responsibility regarding the quality and integrity of the accounting, auditing and financial reporting practices of AGA Medical. In discharging its oversight responsibilities regarding the audit process, the audit committee:

  (1)
  reviewed and discussed the audited financial statements with management;

  (2)
  discussed with the independent registered public accounting firm the material required to be discussed by Statement on Auditing Standards No. 61, as amended; and

  (3)
  reviewed the written disclosures and the letter from the independent registered public accounting firm required by Rule 3526 of the Public Company Accounting Oversight Board "Communication with Audit Committees Concerning Independence", and discussed with the independent registered public accounting firm any relationships that may impact their objectivity and independence.

        Based upon the review and discussions referred to above, the audit committee recommended to the board of directors that the audited financial statements be included in our Annual Report on

Form 10-K for the fiscal year ended December 31, 2009, as filed with the Securities and Exchange Commission.

AUDIT COMMITTEE:
Terry Allison Rappuhn, Chair
Darrell J. Tamosuinas
Sean M. Traynor

Compensation Committee

        Our compensation committee consists of Tommy G. Thompson, Franck L. Gougeon and Paul B. Queally. Because we are a "controlled company" as set forth in Rules 5605 and 5615 of the Nasdaq listing rules, our compensation committee is not required to consist only of independent directors. Among other matters, the compensation committee is responsible for:

  •
  establishing and reviewing our overall compensation philosophy;

  •
  reviewing and approving the annual performance objectives, compensation and benefits for all of our executive officers;

  •
  reviewing policies relating to perquisites and expense accounts;

  •
  reviewing and making recommendations to the full Board, or approving, contracts and transactions with our current or former executive officers;

  •
  reviewing and making recommendations to the full board with respect to compensation of directors;

  •
  monitoring and reviewing our cash incentive and equity-based compensation and benefit plans;

  •
  overseeing the activities of the individuals responsible for administering cash incentive compensation plans and equity-based plans;

  •
  overseeing preparation of our "Compensation Discussion and Analysis" for inclusion in our proxy statement and preparing the compensation committee report required by the SEC; and

  •
  such other matters that are specifically delegated to the compensation committee by our board of directors from time to time.

        You should refer to the Compensation Discussion and Analysis appearing elsewhere in this Information Statement for additional discussion of the compensation committee's processes and procedures relating to compensation.

Compensation Committee Interlocks and Insider Participation

        None of our executive officers serves as a member of the Board or compensation committee (or other committee performing equivalent functions) of any entity that has one or more executive officers serving on our Board or compensation committee. None of the members of our Board or compensation committee is employed or has been employed at the any time during the last three years as an executive officer by any other entity where any of our executive officers serves on the Board or compensation committee of such other entity. Mr. Gougeon was formerly an executive officer of AGA. For information on transactions between AGA and entities affiliated with Mr. Gougeon, please see "Certain Relationships and Related Transactions" in this Information Statement.

Corporate Development Committee

        Our corporate development committee consists of Franck L. Gougeon, Tommy G. Thompson and Sean M. Traynor. The corporate development committee is generally responsible for:

  •
  providing guidance and feedback to our Chief Executive Officer, and conducting, in the first instance, our Chief Executive Officer's annual performance review and providing input to our compensation committee regarding the same;

  •
  evaluating attainment of personal goals by our Chief Executive Officer and reviewing our Chief Executive Officer's evaluation of attainment of personal goals by other executives, and making recommendations in that regard to our compensation committee;

  •
  providing oversight of human resource functions, including strategic human resources and succession planning;

  •
  providing general oversight of research and development; and

  •
  reviewing, as appropriate, our annual strategic plan and making recommendations to the board of directors in regard to that.

Director Nominations

        Because we are a "controlled company" as set forth in Rules 5605 and 5615 of the Nasdaq listing rules, we are not required to establish a nominating committee of independent directors or to restrict involvement in the director nomination process to independent directors. Accordingly, we have elected to allow all directors to consider and approve director nominees.

        Our Board as a whole nominates candidates to serve on our Board who will carry out policies and processes designed to provide effective and efficient governance. The Board considers potential director nominees, including those suggested by stockholders, applying the same criteria to all candidates.

        When identifying and evaluating candidates for director, the Board considers the general and specific qualifications, experience and characteristics which may have been approved by the Board from time to time including qualifications reflecting the individual's integrity, business ethics, strength of character, judgment, experience, competence as a member of the Board, availability and independence. Although the Company has no formal policy regarding diversity, the Board considers diversity in a broad sense when evaluating a director nominee, taking into account various factors including but not limited to differences of viewpoint, professional experience, education, skill, race, gender and national origin.

        When considering whether directors and nominees have the requisite judgment, experience, qualifications, attributes and skills, taken as a whole, to enable the board of directors to fulfill its responsibilities to ensure that the Company is governed in a manner consistent with the interests of the stockholders of the Company, the Board focuses primarily on the information discussed in each of the directors' individual biographies appearing elsewhere in this Information Statement.

        Any stockholder who wishes to recommend a prospective director nominee for consideration by the board shall notify the Corporate Secretary in writing at our offices at 5050 Nathan Lane North, Plymouth, Minnesota 55442. Any such recommendations should provide whatever supporting material the stockholder considers appropriate, but should at a minimum include such background and biographical material as will enable the Board to make an initial determination as to whether the nominee satisfies the criteria for directors set forth above.

        Alternatively, stockholders intending to appear at the Annual Meeting to nominate a candidate for election by the stockholders at the meeting (in cases where the Board does not intend to nominate the candidate or where the board was not requested to consider his or her candidacy) must comply with the procedures in our amended and restated bylaws.

Communications with the Board of Directors

        Stockholders may communicate directly with the Board. All communications should be directed to our principal offices at 5050 Nathan Lane North, Plymouth, Minnesota 55442, Attn: Investor Relations, or to InvestorRelations@amplatzer.com. Communications should prominently indicate on the outside of the envelope, for hard copy communications, or in the subject line, for communications sent via e-mail, that the message is intended for the Board, and should further indicate whether it is intended for all directors, for all non-management directors or for specified individual directors. If no director is specified, the communication will be forwarded to the entire Board.

Oversight of Risk Management

        Risk oversight is primarily performed by our full Board, although the audit committee oversees our internal controls and regularly assesses financial and accounting processes and risks. Our risk oversight process includes an ongoing dialogue between management and the Board and audit committee, intended to identify and analyze risks that face the Company. Through these discussions with management and their own business experience and knowledge, our directors are able to identify material risks for which a full analysis and risk mitigation plan are necessary. The Board (or the audit committee, with respect to risks related to internal controls, financial and accounting matters) monitors risk mitigation action plans developed by management, in order to ensure such plans are implemented and are effective in reducing the targeted risk.

EXECUTIVE OFFICERS

        Our executive officers, their ages and positions held, as of October 13, 2010, are as follows:

Name	Age	Position
John R. Barr	53	President and Chief Executive Officer
Brigid A. Makes	55	Sr. Vice President and Chief Financial Officer
Ronald E. Lund	75	Sr. Vice President, General Counsel and Secretary

        Each of our executive officers serves at the discretion of our Board and holds office until his or her successor is elected and qualified or until his or her earlier resignation or removal. Information regarding the business experience of our executive officers is set forth below.

        John R. Barr has served as our President and Chief Executive Officer since June 2008 and, prior to that, served as our Chief Operating Officer since September 2005. Prior to joining our company, Mr. Barr served as President and Chief Executive Officer of V.I. Technologies prior to its merger with Panacos Pharmaceuticals in 2005. Prior to joining V.I. Technologies, Mr. Barr served from June 1990 to November 1997 as President of North American Operations for Haemonetics Corporation, a leading medical device manufacturer, and from July 1981 to April 1990 in both financial and operational roles for Baxter Healthcare. Mr. Barr holds a Master's Degree in management from the J.L. Kellogg Graduate School of Management and a Bachelor of Science Degree in bioengineering from the University of Pennsylvania.

        Brigid A. Makes has served as our Chief Financial Officer since October 2006. Prior to joining our company, Ms. Makes served in various management positions at Nektar Therapeutics from 1999 to 2006, including Vice President—R&D Operations, Vice President—Operations Management, Vice President—Finance and Administration and Chief Financial Officer. Prior to joining Nektar Therapeutics, Ms. Makes served from 1998 to 1999 as Chief Financial Officer of Oravax, Inc. and from 1995 to 1998 as Chief Financial Officer at Haemonetics Corporation. Prior to that, Ms. Makes held various management positions at Lotus Development Corporation and General Electric Company. Ms. Makes holds an MBA from Bentley College in Waltham, Massachusetts, and a Bachelor Degree in finance and international business from McGill University in Montreal, Quebec.

        Ronald E. Lund has served as our General Counsel since July 2007. Mr. Lund has over 17 years experience in the healthcare industry. Prior to joining our company, Mr. Lund served from 1988 to 2000, and from 2004 to 2005, as Senior Vice President, General Counsel and Secretary for Medtronic, Inc. From 2000 to 2001, Mr. Lund was the General Counsel for the American Red Cross in Washington, D.C. From 2002 to 2003, Mr. Lund was a partner of Briggs & Morgan, a Minneapolis law firm and from 2004 until joining AGA, Mr. Lund was "of counsel" at the Minneapolis law firm of Fredrikson & Byron.

COMPENSATION DISCUSSION AND ANALYSIS

        The following discussion and analysis of compensation arrangements of our named executive officers should be read together with the compensation tables and related disclosures on our current plans, considerations, expectations and determinations regarding future compensation programs. Actual compensation programs that we adopt may differ materially from currently planned programs summarized in this discussion.

Executive Summary

        The primary objectives of our executive compensation program are to attract and retain talented executives to effectively manage and lead our company and create value for our stockholders. Through our executive compensation program, we seek to align the level of our executive compensation with the achievement of our corporate objectives, thereby aligning the interests of our management with those of our stockholders. We evaluate and reward our executive officers based upon the realization of our corporate objectives and the individual contributions of each executive officer to these results. We make decisions about the executive officers' salary increases and the amount of annual cash incentive payments, primarily based on individual performance as well as departmental performance, and we provide long-term equity awards, generally in the form of stock options, to encourage our executive officers to create long-term value for our stockholders.

        The compensation packages for our named executive officers generally include a base salary, annual cash incentive payments, stock option awards, other benefits and perquisites. In addition, our named executive officers are eligible to receive severance or other benefits upon termination of their employment with us or a change in control of our company. In setting an individual executive officer's initial compensation package and the relative allocation among different types of compensation, we consider the nature of the position being filled, the scope of associated responsibilities, the individual's prior experience and skills and the individual's compensation expectations, as well as WCAS's general market knowledge with respect to executive compensation. In addition, with respect to our named executive officers, we consider the compensation of existing executive officers at our company.

        The discussion below includes a review of our compensation decisions with respect to the 2009 performance year. Our named executive officers for 2009 were John R. Barr, Brigid A. Makes and Ronald E. Lund. Mr. Barr joined us in September 2005 as our Chief Operating Officer and started serving as our President and Chief Executive Officer in June 2008. Ms. Makes joined us in October 2006 as our Chief Financial Officer. Mr. Lund joined us in June 2007 as our General Counsel.

Role of Our Compensation Committee

        Our compensation committee evaluates and determines the levels and forms of individual compensation for our named executive officers. Our compensation committee reviews and approves compensation for our named executive officers at least annually, generally at the beginning of each calendar year, consistent with the individual executive officers' employment agreements and based on the individual executive officer's performance and the Company's overall performance during the prior year.

        Our compensation committee solicits input from our Chief Executive Officer in determining compensation (particularly base salary and annual cash incentive payments) of our other named executive officers and, in determining compensation of our Chief Executive Officer, seeks input from our corporate development committee. Our compensation committee does not delegate to others any of its authority to establish executive compensation but engaged outside consultants with respect to executive compensation matters for the first time in April 2008. We continued to work with outside consultants as necessary in our assessment of executive compensation issues through 2009.

Compensation Determination Process

        Our current compensation program for our named executive officers has been designed based on our view that each component of executive compensation should be set at levels that are necessary, within reasonable parameters, to successfully attract and retain skilled executives, and that are fair and equitable in light of market practices. In determining the appropriate levels of compensation for the Chief Executive Officer and Chief Financial Officer, we consider benchmark data gathered and analyzed by Exequity, an independent executive search firm, from companies that the compensation committee has determined present comparable revenue and business models. In 2009 the compensation committee and Exequity reviewed the levels of base salaries, cash incentive payments and long-term equity incentives paid by the following companies (the "Compensation Comparison Group") to executive officers in equivalent positions: American Medical Systems, AngioDynamics, Arthocare, Cyberonics, ev3, Integra Lifesciences, Masimo, Micrus Endovascular, Nuvasive, Palomar Med Tech, Resmed, Thoratec and Volcano.

        The objective of the 2009 compensation consultant's evaluation was to determine how our named executive officers' base salaries, cash incentive payments and equity grants for performance year 2009 compared to the 50th percentile for equivalent positions in the Compensation Comparison Group. The compensation consultant's report revealed that our Chief Executive Officer and Chief Financial Officer's base salaries were competitive with the median of the Compensation Comparison Group for equivalent positions. Insufficient benchmark data was available to make a determination with respect to our General Counsel. However, the compensation committee felt that the General Counsel's base salary, cash bonus and equity grants were appropriate given his strong and unique contribution to the Company. With respect to incentive compensation, the compensation consultant's report showed that the Chief Executive Officer's target cash incentive payment of 75% of base salary fell short of the Compensation Comparison Group's median bonus percentage of 100%. The compensation consultant's report also revealed that the value of equity grants to our Chief Executive Officer and Chief Financial Officer were below market "at grant" but compared favorably to the median of the Compensation Comparison Group based on total in-the-money value. Again, there was insufficient data available for our General Counsel position to make a valid comparison. Overall, the compensation consultant's report determined that the total compensation (base salary, cash incentive and equity grants) were in line with the 50th percentile of the Compensation Comparison Group.

        Based on this data and the compensation committee's consideration of the named executive officers' performance and responsibilities, in March of 2010 our compensation committee approved a 3% base salary increase for our named executive officers, effective March 21, 2010. In addition, the compensation committee approved an increase to the CEO cash incentive target from 75% to 100% of base salary effective January 1, 2010. In addition, the compensation committee approved two equity grants for the CEO; 150,000 non-qualified stock options that will vest over a four-year period, and 150,000 non-qualified stock options subject to performance-based vesting upon achievement of specific stock price targets. These additional equity grants were made in recognition of the CEO's continued strong performance, to provide an incentive for him to remain with us, and to motivate him to continue to enhance stockholder value.

Compensation Risk Assessment

        The compensation committee has conducted a risk assessment of our employee compensation programs, including our executive compensation programs, and has concluded that our employee compensation programs are designed with the appropriate balance of risk and reward in relation to our overall business strategy and do not incentivize executives or other employees to take unnecessary or excessive risks. As a result, we believe that risks arising from our employee compensation policies and practices are not reasonably likely to have a material adverse effect on the Company.

Elements of Compensation

        We generally deliver executive compensation through a combination of base salary, annual cash incentive payments, long-term equity incentives in the form of stock options, benefits and other perquisites. We believe that this mix of elements is useful in achieving the primary objectives of our compensation program.

  Base Salary

        Base salaries are designed to reward core competence in the executive officer's role relative to his or her skills, prior experience and contributions to our company. Our compensation committee established an initial base salary for our named executive officers based on the individual executive officer's experience prior to joining us, the scope of his or her responsibilities with us, WCAS's knowledge of market compensation practices, and estimates about the base salary that would be required to secure our candidate of choice based on input from the executive search firm. See "—Compensation Determination Process."

        In September 2005, we hired John R. Barr as our Chief Operating Officer at a starting annual base salary rate of $380,000 based upon the various factors described above. In June 2008, Mr. Barr was named Chief Executive Officer.

        In October 2006, we hired Brigid A. Makes as our Chief Financial Officer. Based upon the various factors described above, our compensation committee approved an annual base salary of $260,000 for Ms. Makes.

        In June 2007, we entered into a consulting agreement with Mr. Lund pursuant to which Mr. Lund served as our General Counsel until July 1, 2008. Under this consulting agreement, we compensated Mr. Lund at a rate of $400.00 per hour, the same rate that he was charging in his private practice prior to entering into the consulting agreement with us. On July 1, 2008, we terminated Mr. Lund's consulting agreement and entered into a three- year employment agreement with Mr. Lund pursuant to which he continues to serve as our General Counsel. Under this agreement, for the period from July 1, 2008 to December 31, 2008 we paid Mr. Lund at an annual base salary of $375,000.

        We have adopted a single merit increase practice with respect to base salaries that applies to all employees, including our named executive officers. Each year our human resources department sets an average target merit increase for all employees based upon its view of the then current market conditions. Actual increases for individual employees, if any, may be more, or less, than this percentage based upon the recommendations of the employee's supervisors. Our company-wide target merit increases were 3.0% for 2007, 3.8% for 2008 and 3.5% for 2009. The specific percentage increases for the named executive officers, other than for the Chief Executive Officer whose compensation was determined by the compensation committee, were recommended to the compensation committee by our Chief Executive Officer based upon his subjective view of how the executive officers performed during the prior year in key qualitative areas. The areas that our Chief Executive Officer, Mr. Barr, considered in 2009 were: delivering results, leadership, development of people, communications and acting in the best interest of our company. Our compensation committee then considered Mr. Barr's recommendations and approved adjustments to annual base salary, subject to the terms of the named executive officers' employment agreements, to appropriately reflect the performance of the named executive officer, any changes in the scope of his or her responsibilities and any changes in the competitive marketplace.

        In each of March 2009 and February 2010, the compensation committee recommended and approved an annualized 3.0% increases in base salary for Mr. Barr, Ms. Makes and Mr. Lund. The compensation committee generally assessed the performance of these executives but made a subjective determination without considering the executives' performances or using any objective criteria or formula that a 3.0% merit increase was appropriate for all executives in light of the current economic environment and low cost of living for both years.

        The action taken by our compensation committee increased the 2009 annual base salary for Mr. Barr to $433,942, Ms. Makes to $282,770 and Mr. Lund to $383,137. The increased annual base salaries took effect March 23, 2009 and resulted in a pro-rated increase of 3.7% for Mr. Barr and Ms. Makes going back to the prior anniversary of their last increase which was effective January 1, 2008. This increase represented a pro-rated increase of 2.2% for Mr. Lund going back to August 1, 2008, his date of hire as a full time employee.

  Annual Cash Incentive Payments.

        In addition to base salaries, our compensation committee generally awards annual cash incentive payments to our named executive officers. The annual cash incentive payments are intended to compensate our named executive officers for achieving our short-term operating performance objectives and strategic initiatives that are important to our success. The annual cash incentive payments are paid during the first quarter following the completion of the performance year to which the payments relate.

        Pursuant to the terms of his or her initial employment agreement, each named executive officer is eligible for a target annual cash incentive payment of an amount up to 50% of that executive officer's annual base salary. However, to reward exceptional performance, our compensation committee may discretionarily increase the actual payment above the target percentage. In March 2009, our compensation committee approved an increase in the target bonus for Mr. Barr from 50% to 75%. In February 2010, our compensation committee approved an increase in the target bonus of Mr. Barr from 75% to 100%.

        Prior to the start of each year, our executive officers identify key initiatives that are important to the success of our company for that year. Our annual "Corporate Top Ten Objectives" are derived from these initiatives. These objectives are specific goals that relate to what we believe are the most important value-creating deliverables at the time we set the goals. The Company's performance against these objectives, together with other relevant information the board of directors considers, determines the amount of the overall bonus pool for all of our employees, including our named executive officers.

        These objectives are reviewed with, and approved by, our board of directors at the beginning of each year, with the understanding that our business priorities may change over the course of the year, and such changes will be taken into account in evaluating our performance against these goals at the end of the year. These corporate goals and the proportional emphasis placed on each goal vary from year to year, depending on our overall strategic objectives, but they generally relate to factors such as:

  •
  achieving targeted financial results, including EBITDA performance;

  •
  progressing existing products and developing new products within our research and development pipeline;

  •
  delivering clinical and regulatory milestones, including enrolling patients in clinical studies, devising solutions to medical problems and/or obtaining FDA approval for research protocols;

  •
  achieving sales and marketing targets (worldwide and for specified geographic areas or products);

  •
  establishing new collaborative arrangements, including with distributors or research partners; and

  •
  meeting operational goals, including improving manufacturing efficiency, ensuring compliance with all regulatory obligations and implementing key business systems.

        Because these objectives are set at extremely challenging levels, 100% achievement of these objectives constitutes superior performance.

        For 2009, the compensation committee reassessed our annual cash incentive program and modified it to assess 50% of the weighted annual payout to the achievement of sales and EBITDA. The committee weighted 25% of the annual incentive pool each to sales and EBITDA. The payout scale for achieving sales and EBITDA ranged from 50% to 150% based upon achieving 80% to 120% or higher versus the target.

        Our Corporate Top Ten Objectives for 2009 were:

  •
  achieving targeted financial results for sales and EBITDA (weighted 50% of total);

  •
  meeting specific milestones for our AMPLATZER PFO Occluder clinical trials that included recruitment and site enrollment;

  •
  progressing key pipeline projects, such as our vascular graft projects;

  •
  successful conversion of distributors to direct distribution in the Netherlands, Belgium, France, Portugal and Canada;

  •
  launching European centralized distribution center;

  •
  successful conversion to our new ERP system; and

  •
  achieving targeted sales growth for specific products and markets.

        At the end of each year, our named executive officers assess our performance against these objectives and rate our performance as "above target," "target" or "below target" for each objective. If an objective was not completely met as reflected, the rating would be "below target;" if an objective was achieved or marginally exceeded, the rating would be "target;" and if an objective was far exceeded or resulted in additional benefits, the rating would be "above target." Our named executive officers then recommend to the board of directors an overall level of achievement by our company against our Corporate Top Ten Objectives in numerical terms. In making the recommendation, appropriate consideration is given to the fact that these objectives are set at extremely challenging levels and 100% achievement of these objectives constitutes superior performance. Furthermore, appropriate consideration is given to qualitative factors that provide the context for our performance against various objectives, our other significant achievements that are not fully reflected in the Corporate Top Ten Objectives and changes in our business conditions, strategies and priorities that would assist the board in making a fair and comprehensive assessment of our performance. Based on the recommendations of our named executive officers, and after considering an array of information, our board of directors approves the overall level of achievement for our company against our Corporate Top Ten Objectives, which then determines the amount of aggregate bonus pool for all employees.

        Taking into account the amount of the bonus pool, our compensation committee then makes individual determinations regarding the amount of the annual cash incentive payment for the named executive officers. The determinations of the amounts to be paid are not formulaic and are not based on specific performance targets. Rather, they are based on the Chief Executive Officer's subjective assessment of the contributions made by the executive officer to our company's performance and, in the case of our Chief Executive Officer, an evaluation of his performance from our compensation committee.

        With respect to our 2009 performance year, we achieved an 80% payout out of the possible 25% weighting for our achievement of sales of $198.7 million and 50% payout out of the possible 25% weighting for our achievement of adjusted EBITDA of $45.9 million to account for 32.5% payout out of a possible 50%.

        With respect to the remaining 2009 objectives, we performed "at target" for:

  •
  successfully converting distributors in Belgium, France, Portugal and Canada;

  •
  completing implementation of our new ERP system and going live by the targeted date;

  •
  implementing a strong legal compliance program to ensure training of all employees and distributors worldwide;

  •
  establishing international operations with a focus on centralized distribution in Europe; and

  •
  completing customer satisfaction survey and achieving targeted results.

        In evaluating our performance against those objectives that were rated "below target," the following factors were considered:

  •
  we nearly met our enrollment goals in our clinical trials but did not meet all of the elements of the objective;

  •
  we did not meet our new product sales goals partially due to delays in the launch and approval of certain products, and the business decision to execute a more focused launch for a certain product; and

  •
  we were delayed in achieving certain development milestones for certain products which resulted in missing regulatory filings which we targeted.

        In addition, consideration was given to a number of significant achievements made by our company that were not fully reflected in the ratings for the Corporate Top Ten Objectives. These achievements included:

  •
  the successful completion of the Company's initial public offering in October 2009;

  •
  the acquisition of the distribution rights of our Italian distributor which was not planned on;

  •
  strong progress made by our manufacturing and quality teams in operational efficiencies; and

  •
  our strengthened and focused management team.

        Based on all of the factors described above, for 2009, our named executive officers recommended an overall level of achievement of 80% for our company against our Corporate Top Ten Objectives, and the board of directors approved this recommendation.

        Based on the 2009 aggregate bonus pool for all employees and the overall level of achievement for our company, our compensation committee approved total annual cash incentive payment amounts for 2009 performance equal to 110% of the 80% achievement level for Mr. Barr and 105% of the 80% achievement level for Ms. Makes and Mr. Lund. These percentages reflect what the compensation committee believed were the relative contributions of each such named executive officer based upon its subjective evaluation of the executive officer's individual contribution to our company's performance. In recommending these percentages, the compensation committee considered, among other things, the following achievements: for Mr. Barr, his overall leadership skills, particularly in driving the support of research and development programs, advancing the progress of our clinical trials, strengthening the management team—particularly the sales and distribution channels for the US and Europe, and our strong year over year financial performance; for Ms. Makes, her overall leadership skills, particularly with respect to our strong year over year financial performance, advancing the implementation of strong business processes around our internal controls over financial reporting, completing the ERP System implementation as planned, the distributor conversions, and the successful completion of the Company's initial public offering during the year; and for Mr. Lund, his overall leadership skills, particularly with respect to overseeing the various legal matters the Company was handling, including the patent infringement matters the distributor conversions, and the successful completion of the Company's initial public offering during the year.

        As part of achieving the 2006 recapitalization milestone, Mr. Barr was granted a $1.4 million retention bonus in April 2006 that vests over a five-year period. The second year payment was accelerated in recognition of his contribution to our company during the eight months prior to the grant. Accordingly, he received 40% of his retention bonus in April 2006, no payment in 2007, was paid 20% in April 2008, 20% in April 2009 and 20% in April 2010.

        For 2010, the compensation committee again modified the structure of the Company's cash incentive program. In 2010, 80% of our performance will be tied to the achievement of our sales and EBITDA targets. Both sales and adjusted EBITDA will be weighted 40% each. In addition, the compensation committee directed the Company to modify its incentive compensation program to introduce the Corporate Top Five Objectives for 2010. These include the following:

  •
  achieving enrollment targets in our AMPLATZER PFO Occluder clinical trials;

  •
  receiving conditional approval and full approval of our AMPLATZER Cardiac Plug clinical trial, and achieving certain enrollment targets;

  •
  defining and implementing a worldwide strategy for our vascular business and achieving certain sales and growth targets;

  •
  assessing methods to streamline the development and regulatory processes; and

  •
  achieving certain R&D milestones for key programs.

        Long-Term Equity Incentives.    We generally provide long-term equity incentive compensation to our named executive officers in the form of stock options granted under our 2006 Equity Incentive Plan, and, following completion of our initial public offering, under our 2008 Equity Incentive Plan. We believe that our company's long-term financial success is achieved in part through an ownership culture that encourages our executive officers to focus on our company's long-term performance through the use of equity and equity-based awards.

        In 2007, our General Counsel, Mr. Lund, was awarded 83,916 stock options under our 2006 Equity Incentive Plan in conjunction with entering into an independent contractor agreement to serve as our General Counsel. His stock options vest over a three-year period, consistent with the three-year term of his independent contractor agreement with us in effect at that time. In July 2008, Mr. Lund was awarded 41,958 additional stock options in conjunction with entering into a three-year employment agreement to continue to serve as our General Counsel. These stock options also vest over a three-year period, consistent with the three-year term of his employment agreement. In 2009, Mr. Lund was awarded 21,000 restricted stock units (RSUs) under our 2008 Equity Incentive Plan following the completion of our initial public offering. In 2006, our then Chief Operating Officer, Mr. Barr, and our Chief Financial Officer, Ms. Makes, were awarded stock options under our 2006 Equity Incentive Plan, and Shares underlying those stock options represented approximately 1.5% and 0.75% of the then-outstanding Shares, respectively. The options vest over a five-year period. The amounts of those stock options were determined as part of the terms of the executive officer's respective employment agreement at the time of his or her initial hire and reflected WCAS's practices with respect to the size of equity grants awarded to similarly situated executive officers at other private companies in its portfolio. Mr. Barr and Ms. Makes did not receive additional awards of stock options in 2007, 2008 or 2009 because our compensation committee believed that the awards they received in 2006 provided them with levels of equity ownership that the committee considered appropriate for their respective roles, taking into account the fact that the 2006 option grants were made to executive officers at a private company. In March 2010, Mr. Barr received a grant of 300,000 stock options of which 150,000 options vest over a four year period and 150,000 vest upon achievement of certain pre-determined stock price targets. As previously stated, Mr. Gougeon is one of our controlling stockholders and, therefore, did not receive any equity-based compensation while serving as our Chief Executive Officer.

        All equity awards to our employees are granted at no less than the fair market value of our common stock on the date of the grants, which, prior to our initial public offering was based on independent valuations that were effective at the time of the grant and, subsequent to our initial public offering, has been and will be based on the closing market price of our common stock. We do not have any program or plan obligation that requires us to grant equity compensation on specified dates, and we have not made equity grants in connection with the release or withholding of material non-public information.

        Our board of directors and stockholders have adopted the 2008 AGA Medical Holdings, Inc. Equity Incentive Plan (the "2008 Equity Incentive Plan"). The terms of the 2008 Equity Incentive Plan are described below under the heading Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards Table-2008 Equity Incentive Plan." The 2008 Equity Incentive Plan replaced our existing 2006 Equity Incentive Plan and gives our compensation committee greater flexibility to make a wide variety of equity awards.

        We have not adopted stock ownership guidelines for our named executive officers and other key employees.

        Employee Stock Purchase Plan.    Our board of directors and stockholders have adopted the 2008 AGA Medical Holdings, Inc. Employee Stock Purchase Plan, or the ESPP. The ESPP is designed to provide an incentive to attract, retain and reward eligible employees. The ESPP qualifies as an "employee stock purchase plan" under Section 423 of the Internal Revenue Code. The ESPP is generally available to all eligible employees, including our named executive officers under the same offering and eligibility terms, and is not tied to any performance criteria.

        A maximum of 559,440 Shares of our Common Stock are reserved for issuance under the ESPP. The number of shares reserved pursuant to the ESPP is subject to adjustment to prevent dilution or enlargement of participants' rights in the event of a stock split or other change in our capital structure. The material terms of the ESPP are as follows:

  •
  Administration.  The ESPP is administered by our board of directors or a committee of the board. The plan administrator has the authority to construe and interpret the terms of the ESPP and the purchase rights granted under it, to determine eligibility to participate, and to establish policies and procedures for administration of the ESPP.

  •
  Eligibility.  Each of our employees and employees of any subsidiary designated by the administrator is eligible to participate in the ESPP if they are customarily employed by us for more than 20 hours per week and more than five months in any calendar year, except that an employee may not be granted a right to purchase stock under the ESPP if, immediately after the grant, the employee would own stock possessing 5% or more of the total combined voting power or value of all classes of our capital stock or of any parent or subsidiary entity.

  •
  Offerings.  The ESPP is implemented by offerings of purchase rights to eligible employees. The initial offering period began on the day the underwriting agreement was executed in connection with the initial offering and ended on June 30, 2010.

  •
  Participation.  Eligible employees who enroll in the ESPP may elect to have up to 10% of their eligible compensation withheld and accumulated for the purchase of Shares at the end of each offering period in which they participate. All eligible employees were automatically enrolled in the ESPP's initial offering period and may purchase Shares by delivering an exercise notice and payment of the applicable purchase price prior to the initial purchase date referred to above. Participation shall end automatically upon termination of employment for any reason.

  •
  Purchase of Shares.  Amounts accumulated for each participant will be used to purchase Shares of our Common Stock at the end of each offering period (each, a "purchase date") at a price generally equal to 85% of the lower of the fair market value of our Common Stock at the beginning of an offering period or at the end of the offering period. The maximum number of Shares a participant may purchase in any calendar year is the lesser of: (1) the number of Shares having a fair market value of $25,000 (determined on the purchase date) or (2) the number of Shares having a fair market value equal to 10% of the participant's eligible compensation for such year (determined on the purchase date).

  •
  Corporate Transactions.  In the event of certain corporate transactions, an acquiring or successor corporation may assume our rights and obligations under the ESPP. If the acquiring or successor corporation does not assume such rights and obligations or does not substitute them with similar rights and obligations, then the purchase date of the offering periods then in progress will be accelerated to a date prior to the effective time of the corporate transaction.

        Other Benefits.    We also provide certain other benefits to all of our named executive officers who are full-time employees that are not tied to any performance criteria and are intended to be part of a competitive compensation program. These benefits include:

  •
  health, vision and dental insurance;

  •
  flexible spending accounts;

  •
  paid time off;

  •
  basic and supplemental life insurance;

  •
  accidental death and dismemberment and short- and long-term disability insurance;

  •
  an employee stock purchase plan (see "—Employee Stock Purchase Plan");

  •
  a 401(k) plan with a defined matching of contributions;

  •
  car allowances; and

  •
  an educational reimbursement program.

        We believe that these benefits are comparable to those offered by other companies.

Severance and Change in Control Benefits

        Our named executive officers are entitled to certain severance and change in control benefits, the terms of which are described below under "Potential Payments Upon Termination or Change in Control." We believe these severance and change in control benefits are an essential element of our compensation program for our executive officers and assist us in recruiting and retaining talented individuals. The compensation committee believes that these benefits are valuable as they address the valid concern that it may be difficult for our named executive officers to find comparable employment in a short period of time in the event of termination or change in control. Our compensation committee believes that consideration of a change in control could be a distraction to an executive officer and could cause an executive officer to consider alternative employment opportunities at a time when the executive's continued service may be crucial to our company. In order to ensure continued

dedication, objectivity and stability of our named executive officers in the event of a change in control, the compensation committee has decided to provide our named executive officers with severance payments and acceleration of vesting of stock options in connection with termination of employment following a change in control and acceleration of vesting of stock options upon a change in control. These terms are incorporated into each named executive officer's employment agreement. These severance and change in control benefits may differ for named executive officers depending on the positions they hold and how difficult it might be or how long it might take for them to find comparable employment.

Compensation Committee Report

        The compensation committee of the Company has reviewed and discussed the section of this Information Statement entitled "Compensation Discussion and Analysis" required by Item 402(b) of Regulation S-K with management. Based on such review and discussions, the compensation committee recommended to the board that the section entitled "Compensation Discussion and Analysis" be included in this Information Statement.

COMPENSATION COMMITTEE:
Tommy G. Thompson, Chair
Paul B. Queally
Franck L. Gougeon

 EXECUTIVE COMPENSATION

Summary Compensation Table

        The following table provides information regarding the compensation earned during fiscal 2009, 2008 and 2007 by our named executive officers:

Name and principal position	Year	Salary(1) ($)	Bonus ($)	Stock option awards(2) ($)	Stock Awards	Non-equity incentive plan compensation ($)	All other compensation ($)	Total ($)
John R. Barr(3)	2009	433,285	280,000	466,559		284,070	65,191	1,529,105
Chief Executive Officer	2008	418,631	280,000	466,922		192,513	71,294	1,429,360
	2007	404,593	—	466,196		211,400	76,405	1,158,594
Brigid A. Makes(4)	2009	282,341		231,549		117,796	24,597	656,283
Chief Financial Officer	2008	272,792	—	230,708		125,458	22,567	651,525
	2007	263,198	—	231,392		131,270	41,062	666,922
Ronald E. Lund	2009	391,668		561,692	7,276	160,129	19,146	1,139,911
General Counsel(5)	2008	490,880	—	344,284		189,750	12,118	1,037,032
	2007	351,040	—	228,214		—	—	579,254

(1)
Reflects base salary earned during the fiscal year covered.

(2)
Reflects the grant date fair value of awards granted in 2007, 2008, and 2009, calculated in accordance with the Financial Accounting Standards Board's Accounting Standards Codification Topic 718 (ASC 718). These values have been determined based on the assumptions set forth in Note 11 to our consolidated financial statements for 2009, included in our Form 10-K filed with the Securities and Exchange Commission.

(3)
Mr. Barr's "Bonus" for 2008 reflects 20% of the $1.4 million retention bonus granted in 2006 as part of achieving the 2006 recapitalization milestone. Mr. Barr was paid $560,000 in April of 2006, which represented accelerated payments for years 2006 and 2007 in recognition of his contribution to our company during the eight months prior to the grant, $280,000 in April of 2008 and 2009, and 20% in April 2010. He will also be paid $280,000 in April of 2010 if he is still employed by us at that time. See "—Annual Cash Payments."

  Mr. Barr's "All Other Compensation" for 2009 includes: living costs associated with his residence in Minnesota of $43,172; car allowance of $10,966; company 401(k) matching contribution of $9,800; and life insurance premiums of $1,254. The incremental cost to us of Mr. Barr's living costs is based on the amount billed to our company.

(4)
Ms. Makes' "All Other Compensation" for 2009 includes: car allowance of $11,433; air travel incentive (paid under our travel policy to employees who fly coach versus business class on 136 commercial international flights) of $2,500; company 401(k) matching contribution of $9,800; and life insurance premiums of $864.

(5)
Mr. Lund was engaged as an independent contractor through June 2008, after which he became employed by the Company as General Counsel pursuant to an employment agreement. See "Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards Table—Mr. Lund's Consulting Agreement and Employment Agreement."

  Mr. Lund's "Salary" for 2008 reflects payments of $303,380 for contract services rendered through June 30, 2008 and $187,500 of base salary he earned for the period from July 1, 2008 through December 31, 2008 pursuant to his employment agreement. His salary for 2007 reflects payments for contract services rendered during 2007.

  Mr. Lund's stock award reflects the aggregate grant date fair value, calculated in accordance with ASC 718, of an award of 21,000 restricted stock units granted on November 30, 2009. The value was determined based on the assumptions set forth in Note 11 to our consolidated financial statements for 2009, included in our Form 10-K filed with the Securities and Exchange Commission.

  Mr. Lund's "All Other Compensation" for 2009 includes: car allowance of $9,346; and a company 401(K) matching contribution of $9,800.

Grants of Plan-Based Awards

        The following table sets forth certain information regarding grants of plan-based awards to our named executive officers in fiscal 2009:

		Estimated Future Payouts Under Non-Equity Incentive Plan Awards(1)	Estimated Future Payouts Under Equity Incentive Plan Awards(2)
				Grant Date Fair Value of Stock and Option Awards(3)
Name	Grant Date	Target ($)	Target (#)
John R. Barr	n/a	$324,964	—	n/a
Chief Executive Officer
Brigid A. Makes	n/a	$141,171	—	n/a
Chief Financial Officer
Ronald E. Lund	11/30/2009	$195,834	21,000	$262,080
General Counsel

(1)
These columns show the target payouts for fiscal 2009 performance for cash incentive payments described in the section entitled "Annual Cash Incentive Payments" in the "Compensation Discussion and Analysis" section of this Information Statement. The actual cash incentive payments for 2009 performance are shown in the column "Non-equity Incentive Plan Compensation" of the "Summary Compensation Table" appearing elsewhere in this Information Statement.

(2)
Reflects long-term equity incentive awards in the form of restricted stock units awarded for fiscal 2009 performance, as described in the section entitled "Long-Term Equity Incentives" in the "Compensation Discussion and Analysis" section of this Information Statement. The aggregate grant-date fair value of such awards, computed in accordance with FASB ASC Topic 718, is shown in the column "Stock Awards" of the "Summary Compensation Table" appearing elsewhere in this Information Statement.

(3)
The amounts represent the grant date fair value of long-term incentive awards in the form of performance-based restricted stock units computed in accordance with FAS 123R. These values have been determined based on the assumptions set forth in Note 11 to our consolidated financial statements for 2009, included in our Form 10-K filed with the Securities and Exchange Commission.

Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards Table

Employment Agreements

        We have employment agreements with all of our named executive officers, and, other than with respect to Mr. Lund, the terms of employment are specified in offer letters extended to our named executive officers prior to their commencement of employment. Mr. Lund entered into a consulting agreement with us during 2007, which set forth the terms of his engagement as an independent contractor in the role of General Counsel. In July 2008, we terminated his consulting agreement and entered into an employment agreement with him.

Mr. Barr's Employment Agreement

        We have an employment agreement with Mr. Barr, entered into on September 19, 2005, with an initial term of three years but automatically renewable for successive one-year periods, unless terminated by either party upon 30 days' prior written notice. The employment agreement provides that Mr. Barr will receive a base salary of at least $380,000 per year, payable in accordance with our payroll practices for our executives. Mr. Barr's base salary may not be decreased without Mr. Barr's consent. So long as Mr. Barr is employed by us, he is entitled to a cash bonus for each calendar year during the term of the agreement, payable no later than March 15th following the close of such calendar year, in an amount determined by our compensation committee.

        Mr. Barr's employment agreement provided that he would receive, when an equity incentive plan was available, an equity grant equal to approximately 1.5% of our then outstanding Shares, which resulted in a grant of options to purchase 619,980 Shares of our Common Stock in 2006 upon the adoption of our 2006 Equity Incentive Plan. His employment agreement also provides that his options would vest 20% each year over a five-year period beginning on September 19, 2005, the date of commencement of his employment with us.

        Mr. Barr is also entitled to participate in any and all employee benefit plans, policies or perquisites from time to time in effect for our executives. We are required to reimburse Mr. Barr for all reasonable and necessary business expenses incurred or paid in the performance of his duties, subject to any maximum annual limit or other restrictions on such expenses set by our board. Mr. Barr is entitled to receive an automobile allowance at the rate of $750 per month, payable as additional ordinary income, as well as reimbursement for his automobile insurance premiums incurred on his primary automobile used for business purposes, including any applicable taxes incurred as a result of such payments. We were also required to reimburse Mr. Barr for reasonable relocation expenses and temporary living costs incurred by him in connection with transferring his residence to the state of Minnesota, up to a maximum of $130,000. In February 2010, the compensation committee approved continued support in reimbursing Mr. Barr's living costs associated with his residence in Minnesota.

Ms. Makes' Employment Agreement

        We have an employment agreement with Ms. Makes, entered into on October 2, 2006, with an initial term of three years but automatically renewable for successive one-year periods, unless terminated by either party upon 30 days' prior written notice. The employment agreement provides that Ms. Makes will receive a base salary of at least $260,000 per year, payable in accordance with our payroll practices for our executives. Ms. Makes' base salary may not be decreased without Ms. Makes' consent. So long as Ms. Makes is employed by us, she is entitled to a cash bonus for each calendar year during the term of the agreement, payable no later than March 15th following the close of such calendar year, in an amount determined by our compensation committee.

        At the time of Ms. Makes' hiring in October 2006, her employment agreement provided that she would receive an equity grant equal to approximately 0.75% of our then outstanding Shares, which resulted in a grant of options under our 2006 Equity Incentive Plan to purchase 307,692 Shares of our Common Stock. Her employment agreement provided that her options would vest 20% each year over a five year period beginning on the date of commencement of her employment with us.

        Ms. Makes is also entitled to participate in any and all employee benefit plans, policies or perquisites from time to time in effect for our executives. We are required to reimburse Ms. Makes for all reasonable and necessary business expenses incurred or paid in the performance of her duties, subject to any maximum annual limit or other restrictions on such expenses set by our board. Ms. Makes is entitled to receive an automobile allowance at the rate of $750 per month, payable as additional ordinary income, as well as reimbursement for her automobile insurance premiums incurred on her primary automobile used for business purposes, including any applicable taxes incurred as a result of such payments. We were also required to pay for or reimburse Ms. Makes for reasonable relocation expenses and temporary living costs incurred by her in connection with transferring her residence to the state of Minnesota, up to a maximum of $100,000.

Mr. Lund's Consulting Agreement and Employment Agreement

        We had a three-year consulting agreement with Mr. Lund, entered into on June 1, 2007. The consulting agreement provided that we would pay Mr. Lund $400 per hour worked with a maximum compensation of $3,200 per day and $16,000 per week. The agreement also assured Mr. Lund at least 24 hours of pay per week. Mr. Lund was engaged as an independent contractor and as such did not participate in the non-equity incentive plan and was not eligible for any additional compensation or benefits offered by us to our employees. His independent contractor agreement also entitled him to receive an equity grant of options to purchase 83,916 Shares of our Common Stock. Mr. Lund's equity grant vests approximately 33% each year over the term of his three-year consulting agreement. We were required to reimburse Mr. Lund for all reasonable and necessary business expenses incurred or paid in the performance of his services, subject to any maximum annual limit or other restrictions on such expenses set by our board of directors.

        On July 1, 2008, we entered into a three-year employment agreement with Mr. Lund pursuant to which he continues to serve as our General Counsel. This agreement is automatically renewable for successive one-year periods, unless terminated by either party upon 30 days' prior written notice. It provides that Mr. Lund will receive an initial base salary of $375,000 per year payable in accordance with our payroll practices for our executives. So long as Mr. Lund is employed by us, he is entitled to receive a cash bonus for each calendar year during the term of the agreement, payable no later than March 15th following the close of such calendar year, in an amount to be determined by our compensation committee. His agreement also entitled Mr. Lund to receive 41,958 additional stock options under our 2006 Equity Incentive Plan, which options vest approximately 33% each year over the three-year term of his employment agreement. As clarified by the reformation agreement, effective as of July 1, 2008, such options were granted on December 31, 2008 and have an exercise price of $2.75, which is what our board of directors determined to be the fair value of our common stock on that date.

        As described more fully in "Potential Payments to Named Executive Officers Upon Termination of Employment or Change in Control," each of our named executive officers is entitled to receive certain benefits upon a qualifying termination of his or her employment agreement.

2006 Equity Incentive Plan

        The 2006 Equity Incentive Plan authorizes the compensation committee of the board of directors to grant stock options to directors, officers and key employees. The plan authorizes grants of options to purchase up to 4,895,104 shares of Class B common stock. All outstanding shares of Class B common stock were converted into Shares of Common Stock upon the completion of our initial public offering. Although the plan allows for the granting of stock options, restricted stock units and stock appreciation rights as well as other awards, only stock options have been granted under the plan to date.

        Options granted under the plan typically vest over a five-year period and are generally exercisable for ten years after the date of the grant. The exercise price of the options granted under the plan will not be less than 100% of the fair market value on the date of the grant. Upon termination of a participant's employment, the options granted under the plan are terminated, except that, in the case of termination other than for cause, they will remain exercisable for a certain period of time if they were vested at the time of termination.

        Upon the occurrence of a "covered transaction" (as defined therein), which includes a change in control, each outstanding stock option and stock appreciation right will become fully exercisable, and the delivery of Shares of stock under each outstanding award of stock units will be accelerated and such Shares delivered prior to the covered transaction.

2008 Equity Incentive Plan

        Our Board and stockholders adopted the 2008 Equity Incentive Plan, in connection with our initial public offering. The following description of the 2008 Plan is not complete and is qualified by reference to the full text of the stock incentive plan. The 2008 Plan is designed to continue to give our company maximum flexibility in recruiting and retaining key employees and other service providers, and in motivating such professionals to exert their best efforts on behalf of our company.

        The 2008 Equity Incentive Plan permits the grant of the equity based compensation described below to our employees, directors or consultants or those of our affiliates. A maximum of approximately 1,951,315 Shares of Common Stock may be subject to awards under the stock incentive plan. The maximum number of Shares of Common Stock for which incentive stock options may be granted will be 839,160. Shares of Common Stock covered by awards that expire, terminate or lapse will again be available for grant under the stock incentive plan.

        Administration.    The 2008 Equity Incentive Plan is administered by our compensation committee, which may delegate its duties and powers to a subcommittee thereof or to our Chief Executive Officer. Our compensation committee has the sole discretion to determine the employees, directors and consultants to whom awards may be granted under the 2008 Equity Incentive Plan and the manner in which such awards will vest.

        Options.    Our compensation committee determines the exercise price for each option, provided that an option must have an exercise price that is at least equal to the fair market value of a share of common stock on the date the option is granted. Options granted under the 2008 Equity Incentive Plan are exercisable by the option holder at such time and upon such terms and conditions as determined by our compensation committee; however, in no event will an option be exercisable more than ten years after the date it is granted. All options granted under the 2008 Equity Incentive Plan are intended to be nonqualified stock options, unless the applicable award agreement expressly states that the option is intended to be an incentive stock option within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended (the "Code").

        Stock Appreciation Rights.    Our compensation committee may grant stock appreciation rights, or SARs, independent of or in connection with an option. The exercise price per share of a stock appreciation right will be an amount determined by our compensation committee, which generally will be the fair market value of a share on the date the stock appreciation right is granted; provided that if the stock appreciation right is granted in conjunction with an option, the exercise price of the SAR may not be less than the option price of the related option. Each SAR will entitle a participant upon exercise to an amount equal to the product of (1) the excess of (A) the fair market value on the exercise date of one Share of Common Stock over (B) the exercise price per share, times (2) the number of Shares of Common Stock covered by the stock appreciation right. Payment may be made in Shares of Common Stock and/or in cash. Our compensation committee may impose, in its discretion, conditions upon the exercisability of SARs, but in no event will a SAR be exercisable more than ten years after the date it is granted.

        Restricted Stock Units and Other Stock-Based Awards.    Our compensation committee may grant awards of restricted stock units and other stock-based awards that are valued in whole or in part by reference to, or are otherwise based on the fair market value of Shares of our Common Stock. Our compensation committee will determine all of the terms and conditions for such restricted stock unit awards and other stock based awards.

        Performance-Based Awards.    During any period when Section 162(m) of the Code is applicable to us and the 2008 Equity Incentive Plan, certain other stock-based awards may be granted in a manner designed to make them deductible by us under Section 162(m) of the Code ("Performance-Based Awards"). Such Performance-Based Awards will be determined based on the attainment of written objective performance goals approved by our compensation committee for a performance period established by our compensation committee. The performance goals will be based upon one or more of the performance criteria set forth in the 2008 Equity Incentive Plan. The maximum amount of a Performance-Based Award denominated in Shares and payable to any one participant under the 2008 Equity Incentive Plan for a performance period is 167,832 Shares of Common Stock; or, in the event the Performance-Based Award is paid in cash, the equivalent cash value thereof on the last day of the performance period to which such Performance-Based Award relates. With respect to a Performance-Based Award not denominated in Shares, the maximum amount payable to any one participant under the plan is $3,000,000. Our compensation committee will determine whether, with respect to a performance period, the applicable performance goals have been met with respect to a given participant and, if they have, will so certify and ascertain the amount of the applicable performance-based award. The amount of the performance-based award actually paid to a participant may be reduced at the discretion of our compensation committee.

        Change in Control.    In the event of a change in control after the effective date of the 2008 Equity Incentive Plan, our compensation committee will do one or more of the following: (A) accelerate the vesting of, or waive any restrictions with respect to, any outstanding award then held by a participant which is unexercisable or subject to lapse restrictions; (B) provide for the issuance of substitute awards that will substantially preserve the otherwise applicable terms of any affected award previously granted hereunder as determined by our compensation committee in its sole discretion, which (1) in the case of an option or stock appreciation right, will have an aggregate spread value (as defined below) that is identical to the aggregate spread value of the affected option or stock appreciation right previously granted hereunder as of the date of the change in control or (2) in the case of other stock-based awards, will have an equivalent fair market value to the affected other stock-based awards, which, in either case of clause (1) or (2), will either be fully vested or continue to vest on the same schedule as the affected award previously granted hereunder, and that have other terms as determined by our compensation committee in its sole discretion; and/or (C) if our company is the surviving entity in any change in control, continue to administer the plan and have any existing award remain outstanding in accordance with its terms following the change in control. In addition, in the event of a change in control after the effective date, our compensation committee may, in its sole discretion, cancel any portion of an award outstanding as of such change in control in exchange for the payment to the participant for fair value (as determined in the sole discretion of our compensation committee) which, in the case of an option or stock appreciation right, equals the excess, if any, of the fair market value as of the date of such change in control of the Shares subject to the vested portion of the option or stock appreciation right over the aggregate exercise price (the "spread value").

Outstanding Equity Awards at December 31, 2009

        The following table sets forth certain information regarding equity awards granted to our named executive officers outstanding as of December 31, 2009.

						Stock Awards
	Option Awards							Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
						Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable		Option Exercise Price ($)	Option Expiration Date
John R. Barr	495,984	123,996	(1)	7.15	9/19/2015	—		—
Chief Executive Officer
Brigid A. Makes	184,615	123,077	(2)	7.15	10/1/2016	—		—
Chief Financial Officer
Ronald E. Lund	55,944	27,972	(3)	14.30	6/1/2017	—		—
General Counsel	13,986	27,972	(4)	19.66	7/1/2018	21,000	(5)	310,170

(1)
Exercisable in five annual installments which began on September 19, 2006.

(2)
Exercisable in five annual installments which began on October 1, 2007.

(3)
Exercisable in three equal annual installments which began on June 1, 2008.

(4)
Exercisable in three equal annual installments which began on July 1, 2009.

(5)
Exercisable in three equal annual installments which began on November 30, 2009.

Option Exercises and Stock Vested in 2009

        None of our named executive officers had options that were exercised or restricted stock that vested during 2009.

Pension Benefits for 2009

        We do not offer pension benefits to our named executive officers.

Non-Qualified Deferred Compensation for 2009

        We do not offer non-qualified deferred compensation to our named executive officers.

Potential Payments Upon Termination or Change in Control

        The following table describes the potential payments and benefits to which our named executive officers would be entitled upon termination of employment or a change in control of our company. All calculations are based on an assumed termination or change in control date of December 31, 2009.

        The table below does not include payments and benefits to the extent they are provided generally to all salaried employees upon termination of employment and do not discriminate in scope, terms or operation in favor of the named executive officers.

Termination as of December 31, 2009

	Cash Severance Payments	Healthcare Premiums	Acceleration of Equity Awards	Total
John R. Barr
Termination without Cause	$975,878	$—	$—	$975,878
Death	$1,574,964	$—	$—	$1,574,964
Disability	$541,935	$49,854	$—	$591,790
Termination due to Change in Control	$975,878	$—	$944,850	$1,920,728
Brigid A. Makes
Termination without Cause	$423,941	$—	$—	$423,941
Death	$1,391,171	$—	$—	$1,391,171
Disability	$282,556	$15,666	$—	$311,700
Termination due to Change in Control	$423,941	$—	$937,847	$1,361,788
Ronald E. Lund
Termination without Cause	$578,971	$—	$—	$578,971
Death	$187,500	$—	$—	$187,500
Disability	$387,403	$1,596	$—	$388,998
Termination due to Change in Control	$578,971	$—	$323,317	$902,288

Summary of Key Agreements

        As described above, in 2009, each of our named executive officers had an employment agreement with us.

        The following is a summary of severance benefits that would be provided to Mr. Barr, Ms. Makes and Mr. Lund in the event of termination of employment or change of control pursuant to the terms of the named executive officer's employment agreement.

Mr. Barr's Employment Agreement

        Mr. Barr's employment agreement provides for the following payments and benefits upon certain termination events or change of control.

        If we terminate Mr. Barr without cause (as defined in the employment agreement), we will pay Mr. Barr:

  •
  his base salary at the rate in effect on the termination date for another 18 months; and

  •
  a one-time lump sum payment equal to the balance of earned but unused vacation days as of the termination date.

        In addition, if we terminate Mr. Barr without "cause," Mr. Barr's stock options that were vested at the time of termination will remain exercisable for a period of 90 days following termination after which time such stock options will be forfeited.

        In the event of termination due to a disability, he will receive six months of base salary and a one-time lump sum payment equal to the balance of earned but unused vacation days as of the termination date, in addition to 18 months of continued company-paid health insurance benefits.

        Upon a change of control, Mr. Barr's stock options will automatically vest, provided that he is still employed by us at the time of the change of control.

        If Mr. Barr is terminated for cause, he will not receive any severance payments or benefits other than accrued vacation, and all vested and unvested options will be forfeited without further action. If Mr. Barr's employment is voluntarily terminated by him, he will not receive any severance payments or benefits other than accrued vacation.

        In the event of termination due to death, we will pay Mr. Barr's designated beneficiary or his estate an amount equal to the balance of his earned but unused vacation days as of the termination date and any life insurance carried on behalf of Mr. Barr for the benefit of his beneficiaries and estate.

        We also have an understanding that if we terminate Mr. Barr without "cause" or his employment is terminated due to a disability or death on the last day of the fiscal year, we would pay him a bonus for that calendar year in which the termination occurs.

Ms. Makes' Employment Agreement

        Ms. Makes' employment agreement provides for the following payments and benefits upon certain termination events or change of control.

        If we terminate Ms. Makes without cause (as defined in the employment agreement), we will pay Ms. Makes:

  •
  her base salary at the rate in effect on the termination date for another 12 months;

  •
  a one-time lump sum payment equal to the balance of earned but unused vacation days as of the termination date; and

  •
  a bonus for the calendar year in which the termination date occurs on a pro-rata basis through the termination date to be determined in the sole discretion of the board; provided, however, that this bonus will not be less than 37.5% nor more than 50% of Ms. Makes' base salary through the termination date.

        In addition, if we terminate Ms. Makes without cause, Ms. Makes' stock options that were vested at the time of termination will remain exercisable for a period of 90 days following termination after which time such stock options will be forfeited.

        In the event of termination due to a disability, she will receive six months of base salary and a one-time lump sum payment equal to the balance of earned but unused vacation days as of the termination date, in addition to 18 months of continued company-paid health insurance benefits.

        Upon a change of control, Ms. Makes' stock options will automatically vest, provided that she is still employed by us at the time of the change of control.

        If Ms. Makes is terminated for cause, she will not receive any severance payments or benefits other than accrued vacation, and all vested and unvested options will be forfeited without further action. If Ms. Makes' employment is voluntarily terminated by her, she will not receive any severance payments or benefits other than accrued vacation.

        In the event of termination due to death, we will pay Ms. Makes' designated beneficiary or her estate an amount equal to the balance of her earned but unused vacation days as of the termination date and any life insurance carried on behalf of Ms. Makes for the benefit of her beneficiaries and estate.

        We also have an understanding that if Ms. Makes' employment is terminated without cause or due to a disability or death on the last day of the fiscal year, we would pay her a bonus for that calendar year in which the termination occurs.

Mr. Lund's Employment Agreement

        Mr. Lund's employment agreement provides for the following payments and benefits upon certain termination events or change of control.

        If we terminate Mr. Lund without cause (as defined in the employment agreement) we will pay Mr. Lund:

  •
  his base salary at the rate in effect on the termination date for another 12 months; and

  •
  a one-time lump sum payment equal to the balance of earned but unused vacation days as of the termination date.

        In addition, if we terminate Mr. Lund without cause, Mr. Lund's stock options that are vested at the time of termination will remain exercisable for a period of 90 days following termination after which time such options will be forfeited.

        In the event of termination due to a disability, he will receive six months of base salary and a one-time lump sum payment equal to the balance of earned but unused vacation days as of the termination date in addition to 18 months of continued company-paid health insurance benefits.

        Upon a change of control, Mr. Lund's stock options will automatically vest; provided that he is still employed by us at the time of the change of control.

        If Mr. Lund is terminated for cause, he will not receive any severance payments or benefits other than accrued vacation, and all vested and unvested options will be forfeited without further action. If Mr. Lund's employment is voluntarily terminated by him, he will not receive any severance payments or benefits other than accrued vacation.

        In the event of termination due to death, we will pay Mr. Lund's designated beneficiary or his estate an amount equal to the balance of his earned but unused vacation days as of the termination date and any life insurance carried on behalf of Mr. Lund for the benefit of his beneficiaries and estate.

        We also have an understanding that if we terminate Mr. Lund without cause or his employment is terminated due to a disability or death on the last day of the fiscal year, we would pay him a bonus for that calendar year in which the termination occurs.

STOCK OWNERSHIP

        Beneficial ownership is determined under the SEC rules and generally includes voting or investment power over securities. Except in cases where community property laws apply or as indicated in the footnotes to this table, we believe that each stockholder identified in the table possesses sole voting and investment power over all shares of equity securities shown as beneficially owned by the stockholder. The percent of class information provided below is based on 50,268,924 Shares of our Common Stock outstanding as of October 13, 2010. Unless indicated otherwise, the address of each individual listed in the table is c/o AGA Medical Holdings, Inc., 5050 Nathan Lane North, Plymouth, MN 55442.

        Significant Stockholders.    The following table provides information concerning persons known to us to be the beneficial owners of more than 5% of our outstanding common stock as of October 13, 2010. Unless otherwise indicated, the stockholders listed in the table have sole voting and investment powers with respect to the Shares.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
Franck L. Gougeon(1)	10,093,179	20.08%
Welsh, Carson, Anderson & Stowe, IX, L.P.(2)	22,724,185	45.21%
FMR LLC(3)	5,055,979	10.06%

(1)
Represents 932,883 Shares of AGA Common Stock owned by Gougeon Shares, LLC, a Minnesota limited liability company, ("Gougeon Shares, LLC") and 9,151,439 owned by the Franck L. Gougeon Revocable Trust (the "Franck L. Gougeon Revocable Trust"), according to a Schedule 13G filed with the Securities and Exchange Commission on February 12, 2010 by Franck L. Gougeon, a Minnesota resident, Gougeon Shares, LLC and the Franck L. Gougeon Revocable Trust. Franck L. Gougeon is deemed to beneficially own the common stock held by Gougeon Shares, LLC and Franck L. Gougeon Revocable Trust solely through his ownership and/or control of Gougeon Shares, LLC and the Franck L. Gougeon Revocable Trust. Includes 8,857 Shares that may be purchased upon exercise of stock options by Mr. Gougeon that were exercisable as of October 13, 2010, or within 60 days of such date. The address for each of Gougeon Shares, LLC and the Franck L. Gougeon Revocable Trust is 4729 Annaway Drive, Edina, Minnesota 55436.

(2)
Represents 21,513,988 Shares of AGA Common Stock owned by Welsh, Carson, Anderson & Stowe IX, L.P., a Delaware limited partnership ("WCAS IX") and 1,210,197 Shares of AGA Common Stock owned by WCAS Capital Partners IV, L.P., a Delaware limited partnership ("WCAS CP IV"). The address for WCAS IX and WCAS CP IV is 320 Park Avenue, Suite 2500, New York, New York 10022.

(3)
Represents 5,055,979 Shares of AGA Common Stock owned by Fidelity Management & Research Company ("Fidelity"), a wholly-owned subsidiary of FMR LLC and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, according to a Schedule 13G filed with the Securities and Exchange Commission on July 7, 2010 by Fidelity. The address for Fidelity is 82 Devonshire Street, Boston, Massachusetts 02109.

        Beneficial Ownership of Management.    The following table shows information as of October 13, 2010 concerning beneficial ownership of our directors, named executive officers identified in the Summary Compensation Table, and all directors and executive officers as a group. Unless otherwise indicated, the stockholders listed in the table have sole voting and investment powers with respect to the shares.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
John R. Barr(1)	620,540	1.22%
Brigid A. Makes(2)	246,454	*
Ronald E. Lund(3)	150,294	*
Tommy G. Thompson(4)	414,320	*
Franck L. Gougeon(5)	10,093,179	20.08%
Jack P. Helms(6)	2,097	*
Daniel A. Pelak(7)	8,857	*
Paul B. Queally(8)	22,861,758	45.48%
Terry Allison Rappuhn(9)	12,707	*
Darrell J. Tamosuinas(10)	12,357	*
Sean Traynor(11)	22,760,847	45.27%
Directors and executive officers as a group (11 persons)	34,463,140	66.64%

*
Denotes less than 1% beneficial ownership.

(1)
Includes 619,980 Shares that may be purchased upon exercise of stock options by Mr. Barr that were exercisable as of October 13, 2010, or within 60 days of such date.

(2)
Includes 246,154 Shares that may be purchased upon exercise of stock options by Ms. Makes that were exercisable as of October 13, 2010, or within 60 days of such date.

(3)
Includes 7,000 stock-settled restricted stock units that will vest within 60 days of October 2010 and 111,888 Shares that may be purchased upon exercise of stock options by Mr. Lund that were exercisable as of October 13, 2010, or within 60 days of such date.

(4)
Includes 413,320 Shares that may be purchased upon exercise of stock options by Mr. Thompson that were exercisable as of October 13, 2010, or within 60 days of such date and 1,000 Shares owned by Mr. Thompson's spouse.

(5)
Represents 932,883 Shares of AGA Common Stock owned by Gougeon Shares, LLC, a Minnesota limited liability company, ("Gougeon Shares, LLC") and 9,151,439 owned by the Franck L. Gougeon Revocable Trust (the "Franck L. Gougeon Revocable Trust"), according to a Schedule 13G filed with the Securities and Exchange Commission on February 12, 2010 by Franck L. Gougeon, a Minnesota resident, Gougeon Shares, LLC and the Franck L. Gougeon Revocable Trust. Franck L. Gougeon is deemed to beneficially own the Common Stock held by Gougeon Shares, LLC and Franck L. Gougeon Revocable Trust solely through his ownership and/or control of Gougeon Shares, LLC and the Franck L. Gougeon Revocable Trust. Includes 8,857 Shares that may be purchased upon exercise of stock options by Mr. Gougeon that were exercisable as of October 13, 2010, or within 60 days of such date.

(6)
Includes 2,097 Shares that may be purchased upon exercise of stock options by Mr. Helms that were exercisable as of October 13, 2010, or within 60 days of such date.

(7)
Includes 8,857 Shares that may be purchased upon exercise of stock options by Mr. Pelak that were exercisable as of October 13, 2010, or within 60 days of such date.

(8)
Includes 6,759 Shares that may be purchased upon exercise of stock options by Mr. Queally that were exercisable as of October 13, 2010, or within 60 days of such date. Includes (A) 21,513,988 Shares of Common Stock held by WCAS IX over which it has sole voting and investment power, and (B) 1,210,197 Shares of Common Stock held by WCAS CP IV over which it has sole voting and investment power. 130,814 Shares of Common Stock are held by Mr. Queally, P. Brian Queally Jr. Educational Trust U/ADTD 6/11/98, Erin F. Queally Educational Trust U/ADTD 6/11/98, and Sean P. Queally Educational Trust U/ADTD 6/11/98. The trusts are established for the benefit of Mr. Queally's children for which, in each case, Mr. Queally acts as a trustee and has voting and investment power over such Shares. The address for Mr. Queally is c/o Welsh, Carson, Anderson & Stowe, 320 Park Avenue, Suite 2500, New York, New York 10022. Mr. Queally disclaims beneficial ownership of any securities, and any proceeds thereof, that exceed his pecuniary interest therein and/or that are not actually distributed to him.

(9)
Includes 8,857 Shares that may be purchased upon exercise of stock options by Ms. Rappuhn that were exercisable as of October 13, 2010, or within 60 days of such date.

(10)
Includes 8,857 Shares that may be purchased upon exercise of stock options by Mr. Tamosuinas that were exercisable as of October 13, 2010, or within 60 days of such date.

(11)
Includes 6,759 Shares that may be purchased upon exercise of stock options by Mr. Traynor that were exercisable as of October 13, 2010, or within 60 days of such date. Includes (A) 21,513,988 Shares of Common Stock held by Welsh Carson over which it has sole voting and investment power, and (B) 1,210,197 Shares of Common Stock held by WCAS Capital Partners IV, L.P., over which it has sole voting and investment power. Mr. Traynor disclaims beneficial ownership of any securities, and any proceeds thereof, that exceed his pecuniary interest therein and/or that are not actually distributed to him. The address for Mr. Traynor is c/o Welsh, Carson, Anderson & Stowe, 320 Park Avenue, Suite 2500, New York, New York 10022. Mr. Traynor disclaims beneficial ownership of any securities, and any proceeds thereof, that exceed his pecuniary interest therein and/or that are not actually distributed to him.

Section 16(a) Beneficial Ownership Reporting Compliance

        Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our directors and executive officers and all persons who beneficially own more than 10 percent of the outstanding Shares of our Common Stock to file with the SEC initial reports of ownership and reports of changes in ownership of our common stock. Directors, executive officers and greater than 10 percent beneficial owners are also required to furnish us with copies of all Section 16(a) forms they file. To our knowledge, based on review of the copies of such reports and amendments to such reports furnished to us with respect to the year ended December 31, 2009, and based on written representations by our directors and executive officers, all required Section 16 reports under the Securities Exchange Act of 1934, as amended, for our directors, executive officers and beneficial owners of greater than 10 percent of our common stock were filed on a timely basis during the year ended December 31, 2009.

QuickLinks

  Item 1. Subject Company Information.
  Item 2. Identity and Background of Filing Person.
  Item 3. Past Contacts, Transactions, Negotiations and Agreements.
  Item 4. The Solicitation or Recommendation.
  Item 5. Persons/Assets Retained, Employed, Compensated or Used.
  Item 6. Interest in Securities of the Subject Company.
  Item 7. Purposes of the Transaction and Plans or Proposals.
  Item 8. Additional Information.
  Item 9. Exhibits.
SIGNATURES
  ANNEX A
  ANNEX B
GENERAL INFORMATION
BACKGROUND INFORMATION
DIRECTORS DESIGNATED BY PARENT
CURRENT BOARD OF DIRECTORS
DIRECTOR COMPENSATION
CORPORATE GOVERNANCE
EXECUTIVE OFFICERS
COMPENSATION DISCUSSION AND ANALYSIS
EXECUTIVE COMPENSATION
STOCK OWNERSHIP